Exhibit 99.2

EXECUTION COPY

$450,000,000

TERM FACILITY CREDIT AGREEMENT

Dated as of July 21, 2009

Among

WORLD COLOR PRESS INC.,

and

NOVINK (USA) CORP.,

to be renamed WORLD COLOR (USA) CORP.,

as Borrowers

and

THE GUARANTORS PARTY HERETO,

and

CREDIT SUISSE,

GENERAL ELECTRIC CAPITAL CORPORATION and GE CANADA FINANCE HOLDING COMPANY

and

WACHOVIA BANK, NATIONAL ASSOCIATION,

as Co-Administrative Agents

and

as Co-Collateral Agents

and

CREDIT SUISSE,
as Syndication Agent

and

GENERAL ELECTRIC CAPITAL CORPORATION and GE CANADA FINANCE HOLDING COMPANY

and

WACHOVIA BANK, NATIONAL ASSOCIATION,
as Co-Documentation Agents

and

THE INITIAL LENDERS AND THE OTHER LENDERS PARTY HERETO

CREDIT SUISSE SECURITIES (USA) LLC,

GE CAPITAL MARKETS, INC. and GE CAPITAL MARKETS (CANADA) LTD.

and

WELLS FARGO SECURITIES, LLC,

as Joint Lead Arrangers and Co-Bookrunners

ARTICLE IX

[INTENTIONALLY OMITTED.]

ANNEXES

Annex I	-	Guarantors
Annex II	-	Pledge Agreements
Annex III	-	Restructuring Charges

SCHEDULES

Schedule I	-	Commitments and Applicable Lending Offices
Schedule 2.15	-	Use of Proceeds
Schedule 3.01(a)(xii)	-	Canadian Mortgage Properties
Schedule 4.01	-	Equity Investments; Subsidiaries
Schedule 4.01(c)	-	Liens
Schedule 4.01(d)(i)	-	Subsidiaries
Schedule 4.01(d)(ii)	-	Excluded Subsidiaries
Schedule 4.01(f)	-	Necessary Third Party Approvals and Consents
Schedule 4.01(k)	-	Disclosures
Schedule 4.01(o)	-	Environmental Matters
Schedule 4.01(q)	-	Debt; Secured Debt; Material Debt Documents
Schedule 4.01(v)	-	Canadian Pension Plans and Canadian Benefit Plans
Schedule 4.01(w)	-	Labor Matters (Collective Bargaining and Employment Agreements)
Schedule 4.01(y)	-	Filing Locations
Schedule 4.01(aa)	-	Canadian Owned and Leased Properties; United States Owned and Leased Properties
Schedule 5.02(b)	-	Pre-existing Debt
Schedule 5.02(e)	-	Affiliate Subordination Terms
Schedule 5.02(f)	-	Existing Investments
Schedule 5.02(f)(H)	-	Iceland Loan Facility
Schedule 5.02(g)	-	Scheduled Asset Dispositions
Schedule 5.02(o)	-	Sale and Lease Backs

EXHIBITS

Exhibit A	-	Form of Term Note
Exhibit B	-	Form of Notice of Borrowing
Exhibit C	-	Form of Assignment and Acceptance
Exhibit D-1	-	Form of Opinion of Arnold & Porter LLP
Exhibit D-2	-	Form of Opinion of Ogilvy Renault LLP
Exhibit D-3	-	Form of Opinion of Clark Wilson LLP
Exhibit D-4	-	Form of Opinion of Fraser Milner Casgrain LLP
Exhibit D-5	-	Form of Opinion of Stewart McKelvey
Exhibit D-6	-	Form of Opinion of Murtha Cullina LLP
Exhibit E	-	Form of Intercreditor Agreement
Exhibit F	-	Form of Guaranty Supplement
Exhibit G	-	Form of Quebec Security Documents
Exhibit H	-	Form of Security Agreement
Exhibit I	-	Form of Compliance Certificate

TERM FACILITY CREDIT AGREEMENT

TERM FACILITY CREDIT AGREEMENT (this “Agreement”) dated as of July 21, 2009 among WORLD COLOR PRESS INC., a corporation amalgamated under the laws of Canada and having its registered office in Montreal, Province of Québec, Canada, (the “Parent”), and NOVINK (USA) CORP. (successor in interest to Quebecor World (USA) Inc. (“QWUSA”)), to be renamed WORLD COLOR (USA) CORP, a Delaware corporation (the “Company” and, together with the Parent, the “Borrowers”), and each of the direct and indirect subsidiaries of the Borrowers set forth on Annex I hereto (each, a “Guarantor” and, collectively, together with the Parent, the Company, any Intermediate Holding Company, any person that becomes a Guarantor hereunder pursuant to Section 8.05, the “Guarantors”), the Initial Lenders (as hereinafter defined) and the other banks, financial institutions and other institutional lenders party hereto (each, a “Lender”, and collectively with the Initial Lenders and any other person that becomes a Lender hereunder pursuant to Section 10.08, the “Lenders”), CREDIT SUISSE (“CS”), GENERAL ELECTRIC CAPITAL CORPORATION AND GE CANADA FINANCE HOLDING COMPANY (collectively, “GECC”) and WACHOVIA BANK, NATIONAL ASSOCIATION (“Wachovia”), as co-administrative agents (each, or any successor appointed pursuant to Article VII, in such capacity, a “Co-Administrative Agent”, and collectively the “Co-Administrative Agents”; CS, in such capacity, the “Primary Agent”) and as co-collateral agents (collectively, and in each case, or any successor appointed pursuant to Article VII, in such capacity, a “Collateral Agent”; CS, in such capacity, the “Primary Collateral Agent”) for the Lenders and the other Secured Parties (as hereinafter defined), Credit Suisse Securities (USA) LLC (“CS Securities”), GE Capital Markets, Inc. and GE Capital Markets (Canada) Ltd. (collectively “GECM”) and Wells Fargo Securities, LLC (formerly known as Wachovia Capital Markets, LLC) (“WFS”), as co-bookrunners and joint lead arrangers (in such capacity, the “Lead Arrangers”), CS as syndication agent (in such capacity, the “Syndication Agent”) and GECC and Wachovia as co-documentation agents (in such capacity, the “Co-Documentation Agents”).

PRELIMINARY STATEMENTS

(1)                                  On January 21, 2008, QWUSA (predecessor in interest to the Company) and certain of its subsidiaries (collectively, the “Chapter 11 Debtors”) commenced proceedings (the “Bankruptcy Cases”) in the United States Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”) under Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Bankruptcy Code”).  On January 21, 2008, the Parent, QWUSA (predecessor in interest to the Company)  and certain of their respective Subsidiaries (as hereinafter defined) (collectively, the “CCAA Debtors” and, together with the Chapter 11 Debtors, the “Debtors”) commenced proceedings (the “CCAA Cases” and, together with the Bankruptcy Cases, the “Debtors’ Cases”) in the Superior Court of Québec (the “Canadian Bankruptcy Court”) under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”).  The Debtors are in the process of a reorganization pursuant to the Reorganization Plans (as hereinafter defined) and subject to the Confirmation Orders (as hereinafter defined).

(2)                                  Pursuant to orders issued in the Debtors’ Cases, the Parent, QWUSA (predecessor in interest to the Company) and certain of their respective Subsidiaries entered into a $1.0 billion debtor-in-possession credit agreement, dated as of January 21, 2008 (as amended, amended and restated, supplemented or otherwise modified from time to time, the “DIP Credit Facility”), with the other loan parties party thereto, Credit Suisse, as administrative agent, General Electric Capital Corporation and GE Canada Finance Holding Company, as collateral agent, the lender parties party thereto, Morgan Stanley Senior Funding, Inc. and Wells Fargo Foothill, LLC, as co-syndication agents and Wachovia Bank, N.A., as documentation agent, which will be repaid and terminated upon the closing of the Facility (as hereinafter defined) and the implementation of the Reorganization Plans.

(3)                                  In order to repay amounts outstanding under the DIP Credit Facility, to finance the fees and expenses incurred in connection with the Facility, the Revolving Credit Facility (as hereinafter defined) and the Reorganization Plans, to pay certain allowed priority claims due on the Closing Date (as hereinafter defined) or shortly thereafter, and for working capital and other general corporate purposes of the Borrowers and their respective Subsidiaries, the Borrowers have requested that, simultaneously with the consummation of the Reorganization Plans, the Lenders extend credit to the Borrowers under a senior secured term facility in an aggregate principal amount of $450.0 million to be made available to the Borrowers on the date on which both Reorganization Plans become effective and fully implemented.  On the Closing Date, the Borrowers will also enter into a senior secured asset-based revolving credit facility in an aggregate principal amount of $350.0 million with GECC, Wells Fargo Foothill, LLC and Credit Suisse, as co-administrative agents (in such capacities the “Revolving Facility Co-Administrative Agents”) and as co-collateral agents for the Revolving Lenders (as hereinafter defined) and the Revolving Secured Parties (as hereinafter defined), CS Securities, GECM and WFS, as co-bookrunners and joint lead arrangers, and GMAC Commercial Finance LLC, as syndication agent (such facility, the “Revolving Credit Facility”).  Upon implementation of the Reorganization Plans, the Company will issue common equity interests, preferred equity interests, warrants, and the New Unsecured Notes (as hereinafter defined).

(4)                                  To provide guarantees and security for the repayment of the Advances under the Facility and the payment of the other Obligations (as hereinafter defined) of the Borrowers and the Guarantors hereunder and under the other Loan Documents (as hereinafter defined), as a condition precedent to the effectiveness hereof, the Borrowers and the Guarantors, as the case may be, will provide to the Administrative Agent and the Lenders (a) a guaranty from each of the Guarantors of the due and punctual payment of the obligations of the Borrowers hereunder, and (b) the Liens under the Collateral Documents (as hereinafter defined).  On the date hereof, concurrently with the execution and delivery of this Agreement and the Revolving Facility Credit Agreement (as hereinafter defined), the Primary Collateral Agent and the primary collateral agent pursuant to the Revolving Credit Facility will enter into the Intercreditor Agreement (as hereinafter defined) which will set forth the relative rights and priorities of the Facility and the Revolving Credit Facility with respect to the Collateral.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

Section 1.01  Certain Defined Terms.  As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Account Debtor” means the Person obligated on an Account.

“Accounts” means, (a) for accounts payable to a Loan Party in the United States of America, the meaning specified for “accounts” in the UCC and (b) for accounts payable to a Loan Party in Canada, the meaning specified for “accounts” in the PPSA and for “Claims” under the Civil Code of Quebec, including, without limitation, in each case: (i) all accounts receivable, other receivables, book debts, claims and other forms of obligations (other than obligations evidenced by chattel paper, securities or Instruments) now owned or hereafter received or acquired by or belonging or owing to any Loan Party, whether arising out of goods sold or services rendered by it or from any other transaction (including any such obligations which may be characterized as an account or contract right under the PPSA), (ii) all of each Loan Party’s rights in, to and under all purchase orders or receipts now owned or hereafter acquired by it for goods or services, (iii) all of each Loan Party’s rights to any goods represented by any of the foregoing (including unpaid sellers’ rights of rescission, replevin, reclamation and stoppage in transit and rights to returned, reclaimed or repossessed goods), (iv) all rights to payment due or to become due to any Loan Party for property sold, leased, licensed, assigned or otherwise disposed of, for a policy of insurance issued or to be issued, for a secondary obligation incurred or to be incurred, for energy provided or to be provided, for the use or hire of a vessel under a charter or other contract, arising out of the use of a credit card or charge card, or for services rendered or to be rendered by such Loan Party or in connection with any other transaction (whether or not yet earned by performance on the part of such Loan Party), and (v) all collateral security and guarantees of any kind, now or hereafter in existence, given by any Account Debtor or other Person with respect to any of the foregoing.

“Administrative Agent” has the meaning specified in the recital of parties to this Agreement.

“Administrative Agent’s Account” means the account of the Administrative Agent specified by the Administrative Agent in writing to the Lenders from time to time.

“Advance” has the meaning specified in Section 2.01.

“Affected Lender” has the meaning specified in Section 2.18.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person or is a director or officer of such Person.  For purposes of this definition, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) of a Person means the ownership of at least 25% of the Equity Interests of a Person or the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of Voting Stock, by contract or otherwise.

“Affiliate Subordination Terms” means substantially the terms set forth on Schedule 5.02(e).

“Agent-Related Persons” means the Agents, together with their respective Affiliates, and the officers, directors, employees, agents and attorneys-in-fact of such Agents and Affiliates.

“Agents” means the Administrative Agent, the Collateral Agent, any Syndication Agent, any Documentation Agent and the Lead Arrangers.

“Agreement Value” means, for each Hedge Agreement, on any date of determination, an amount equal to:  (a) in the case of a Hedge Agreement documented pursuant to the Master Agreement (Multicurrency-Cross Border) published by the International Swap and Derivatives Association, Inc. (the “Master Agreement”), the amount, if any, that would be payable by any Loan Party or any of its Subsidiaries to its counterparty to such Hedge Agreement, if (i) such Hedge Agreement was being terminated early on such date of determination, (ii) such Loan Party or Subsidiary was the sole “Affected Party,” and (iii) the Administrative Agent was the sole party determining such payment amount (with the Administrative Agent making such determination pursuant to the provisions of the form of Master Agreement); (b) in the case of a Hedge Agreement traded on an exchange, the mark-to-market value of such Hedge Agreement, which will be the unrealized loss or gain on such Hedge Agreement to the Loan Party or Subsidiary of a Loan Party that is a party to such Hedge Agreement based on the settlement price of such Hedge Agreement on such date of determination; or (c) in all other cases, the mark-to-market value of such Hedge Agreement, which will be the unrealized loss or gain on such Hedge Agreement to the Loan Party or Subsidiary of a Loan Party that is a party to such Hedge Agreement determined as the amount, if any, by which (i) the present value of the future cash flows to be paid by such Loan Party or Subsidiary exceeds (ii) the present value of the future cash flows to be received by such Loan Party or Subsidiary pursuant to such Hedge Agreement; capitalized terms used and not otherwise defined in this definition shall have the respective meanings set forth in the above described Master Agreement.

“AML Legislation” has the meaning specified in Section 10.12.

“Applicable Lending Office” means, with respect to each Lender, such Lender’s Domestic Lending Office in the case of a Base Rate Advance and such Lender’s Eurodollar Lending Office in the case of a Eurodollar Rate Advance.

“Applicable Margin” means 6.00% per annum, in the case of Eurodollar Rate Advances and 5.00% per annum, in the case of Base Rate Advances.

“Approved Fund” means any Fund that is advised, administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that advises, administers or manages a Lender.

“Assignment and Acceptance” means an assignment and acceptance entered into by a Lender and an Eligible Assignee, and accepted by the Administrative Agent, in accordance with Section 10.08 and in substantially the form of Exhibit C hereto.

“Bankruptcy Cases” has the meaning specified in the Preliminary Statements.

“Bankruptcy Code” has the meaning specified in the Preliminary Statements.

“Base Rate” means a fluctuating interest rate per annum in effect from time to time, which rate per annum shall at all times be equal to the highest of:

(a)                                  the rate of interest per annum established by CS in New York, New York, from time to time, as CS’s prime rate for Dollars loaned in the United States or Canada;

(b)                                 ½ of 1% per annum above the Federal Funds Rate; and

(c)                                  the sum of (x)  the Eurodollar Rate, for an Interest Period of one month as it appears on Reuters Screen LIBOR01 Page as of 11:00 A.M. (London, England time) two (2) Business Days prior to such day, plus (y) the excess of the Applicable Margin for Eurodollar Rate Advances over the Applicable Margin for Base Rate Advances, in each instance, as of such day; and

(d) four percent (4.00%) per annum.

The Base Rate is an index rate and is not necessarily intended to be the lowest or best rate of interest charged to other customers in connection with extensions of credit.

“Base Rate Advances” means Dollar Advances (or any portion thereof) for which the applicable rate of interest is based upon the Base Rate.

“BIA” means the Bankruptcy and Insolvency Act (Canada) as amended and in effect from time to time, and any successor statute.

“Borrowers” has the meaning specified in the recital of parties to this Agreement.

“Borrowers’ Account” means the account of the Borrowers maintained by the Borrowers and specified in writing to the Administrative Agent from time to time.

“Borrowing” means a borrowing consisting of simultaneous Advances of the same Type made by the Lenders.

“Business Day” means a day of the year on which banks are not required or authorized by law to close in New York City, Toronto and Montreal and, if the applicable Business Day relates to any Eurodollar Rate Advances, on which dealings are carried on in the London interbank market.

“Call Premium” has the meaning specified in Section 2.06(c).

“Canadian Bankruptcy Court” has the meaning specified in the Preliminary Statements.

“Canadian Bankruptcy Statutes” means the CCAA or the BIA, in each case as applicable.

“Canadian Benefit Plan” means any employee benefit plan maintained or contributed to by any Loan Party that is not a Canadian Pension Plan or a Canadian MEPP including, without limitation, any profit sharing, savings, supplemental retirement, retiring allowance, severance, pension, deferred compensation, welfare, bonus, incentive compensation, phantom stock, supplementary unemployment benefit plan or arrangement and any life, health, dental and disability plan or arrangement in which the employees or former employees of any Loan Party employed in Canada participate or are eligible to participate, but excluding any stock option or stock purchase plan.

“Canadian Collateral” means all property of the Loan Parties, now owned or hereafter acquired, upon which a Lien is purported to be created by the Canadian Security Documents.

“Canadian Dollars” means the lawful currency of Canada.

“Canadian Loan Parties” means all Loan Parties organized under the law of Canada or any province thereof.

“Canadian MEPP” means a Canadian multi-employer pension plan within the meaning of applicable pension standards legislation to which any Loan Party makes contributions.

“Canadian Mortgages” has the meaning specified in Section 3.01(a)(xii).

“Canadian Pension Plan” means any plan which is considered to be a pension plan for the purposes of any applicable pension benefits standards statute and/or regulation in Canada or any province thereof established, maintained or contributed to by any Loan Party and, if applicable, their respective employees or former employees but excludes any Canadian MEPP.

Canadian Pension Plan Event” means an event resulting (with or without the consent of any Loan Party) in (a) either (i) the wind- up or termination in whole or in part of a Canadian Pension Plan or a Canadian MEPP or the withdrawal of a Loan Party from a Canadian MEPP or (ii) the cessation of participation of a Loan Party (or any affiliate or other related party thereto with whom there is contractual or statutory joint and several liability under pension standards legislation) in any Canadian Pension Plan, for any reason, (b) the issuance of a notice (or a notice of intent to issue such a notice) or the receipt of any material correspondence from a governmental authority or any other Person relating to any circumstance or event that could lead to or trigger a potential or actual, partial or full, termination or wind-up in whole or in part of any Canadian Pension Plan or Canadian MEPP with a defined benefit provision or the receipt of a notice of intent from a governmental authority to require the termination in whole or in part of any Canadian Pension Plan or Canadian MEPP, revoking the registration of same or appointing a new administrator of such a plan, (c) the institution of any procedure or other steps to trigger the termination of or obtain an order to terminate or wind-up, in full or in part, any Canadian Pension Plan or Canadian MEPP, (d) an event or condition which constitutes grounds under applicable pension standards or tax legislation for the issuance of an order, direction or other communication from any governmental authority or a notice of an intent to issue such an order, direction or other communication requiring a Loan Party or any affiliate to take or refrain from taking any action in respect of a Canadian Pension Plan or Canadian MEPP, (e) the issuance of either any order (including an order to remit delinquent contributions to the Pension Benefits Guarantee Fund of Ontario (the “PBGF”) or any similar fund) or charges which may give rise to the imposition of any fines or penalties to or in respect of any Canadian Pension Plan or the issuance of such fines or penalties, (f) the receipt of any notice from an administrator, a trustee or other funding agent or any other Person that a Loan Party or any of its affiliates have failed to remit any contribution to a Canadian Pension Plan or a Canadian MEPP or a similar notice from a governmental authority relating to a failure to pay any fees or other amounts (including payments in respect of the PBGF if applicable).

“Canadian Reorganization Plan” has the meaning specified in Section 3.01(n)(i).

“Canadian Security Documents” means (a) the Canadian general security agreement, mortgage, debenture or similar agreement or instrument executed and delivered by the Loan Parties in favor of the Primary Collateral Agent, for the benefit of the Secured Parties, (b) the securities and debt pledge agreement entered into by the Parent, (c) each of the Quebec Security Documents, and (d) any other security agreement, mortgage, debenture or similar agreement or instrument executed and delivered by the Parent or its Subsidiaries in favor of the Primary Collateral Agent, for the benefit of the Secured Parties, in each case in form and substance reasonably satisfactory to the Administrative Agent, and any other document designated as such, as the same may be amended, supplemented, replaced, restated or otherwise modified from time to time.

“Canadian Tax Certificate” has the meaning specified in Section 5.03(r).

“Capital Expenditures” means, for any Person for any period, the sum (without duplication) of all expenditures made, directly or indirectly, by such Person or any of its Subsidiaries during such period for equipment, fixed assets, real property or improvements, or for replacements or substitutions therefor or additions thereto, that have been or should be, in accordance with GAAP, reflected as additions to property, plant or equipment on a Consolidated statement of cash flows of such Person.  For purposes of this definition, the purchase price of equipment that is purchased simultaneously with the trade in of existing equipment or with insurance proceeds or proceeds of asset sales that are reinvested as permitted under clause (a) of the definition of Net Cash Proceeds shall be included in Capital Expenditures only to the extent of the gross amount of such purchase price less the credit granted by the seller of such equipment for the equipment being traded in at such time or the amount of such proceeds, as the case may be.

“Capitalized Leases” means all leases that have been or should be, in accordance with GAAP, recorded as capitalized leases.

“Cash Equivalents” means any of the following, to the extent owned by any Loan Party free and clear of all Liens other than Liens created under the Collateral Documents or claims or Liens permitted pursuant to this Agreement and having a maturity of not greater than 12 months from the date of issuance thereof:  (a) readily marketable direct obligations of the Government of the United States or Canada or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the Government of the United States or Canada, (b) certificates of deposit of or time deposits with any commercial bank that is a Lender or a member of the Federal Reserve System that issues (or the parent of which issues) commercial paper rated as described in clause (c), is organized under the laws of the United States (or any state thereof) or Canada (or any province thereof) and has combined capital and surplus of at least $500,000,000, (c) commercial paper in an aggregate amount of no more than $10,000,000 per issuer outstanding at any time, issued by any corporation organized under the laws of any state of the United States or Canada (or any province thereof) and rated at least “Prime-1” (or the then equivalent grade) by Moody’s or “A-1” (or the then equivalent grade) by S&P, (d) Investments, classified in accordance with GAAP as Current Assets of the Borrowers or any of their Subsidiaries, in money market investment programs registered under the Investment Company Act of 1940, as amended, which are administered by financial institutions that have the highest rating obtainable from either Moody’s or S&P and the portfolios of which are limited solely to Investments of the character, quality and maturity described in clauses (a), (b) and (c) of this definition, or (e) offshore overnight interest bearing deposits in foreign branches of CS.

“Cash Management Agreement” means each agreement evidencing or giving rise to Cash Management Obligations.

“Cash Management Obligations” means all Obligations of any Loan Party owing to a Lender (or a banking Affiliate of a Lender) in respect of any overdrafts and related liabilities arising from treasury, depository and cash management services or in connection with any automated clearing house transfers of funds.

“CBCA” as the Canada Business Corporations Act (Canada).

“CCAA” has the meaning specified in the Preliminary Statements.

“CCAA Cases” has the meaning specified in the Preliminary Statements.

“CCAA Debtors” has the meaning specified in the Preliminary Statements.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957(a) of the Internal Revenue Code.

“Change of Control” means the occurrence of any of the following:  (a) any “person” or “group” (within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934 as in effect on the date hereof), shall own, directly or indirectly, beneficially or of record, shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding

Voting Stock of the Parent; or (b) a majority of the seats (other than vacant seats) on the board of directors of the Parent shall at any time be occupied by persons who were neither (i) nominated by the board of directors of the Parent nor (ii) appointed by directors so nominated; or (c) any change in control (or similar event, however denominated) with respect to the Parent, the Borrowers or any Subsidiary shall occur under and as defined in any indenture or note or agreement in respect of material Debt to which the Parent, the Borrowers or any Subsidiary is a party; or (d) the Parent shall cease to directly, or indirectly through one or more Intermediate Holding Companies, own, beneficially and of record, 100% of the issued and outstanding Equity Interests of the Company; or (e) any person or group acting in concert shall have acquired by contract or otherwise, the power to exercise, directly or indirectly, voting rights that if acquired through beneficial or record ownership of Voting Stock would constitute a Change of Control under clause (a) of this definition; provided that the consummation of the transactions contemplated by the Reorganization Plans shall not constitute a Change of Control hereunder.

“Chapter 11 Debtors” has the meaning specified in the Preliminary Statements.

“Charges” has the meaning specified in Section 10.14.

“Class A Preferred Shares” means Class A Preferred Shares issued by the Parent pursuant to its constitutive documents in accordance with the terms hereof and thereof.

“Closing Date” has the meaning specified in Section 3.01.

“Collateral” means all “Collateral” referred to in the Collateral Documents and all other property that is or is intended to be subject to or charged under any Lien in favor of the Primary Collateral Agent for the benefit of the Secured Parties.

“Collateral Agent” has the meaning specified in the recital of parties to this Agreement.

“Collateral Agent’s Account” means the account of the Primary Agent specified by the Collateral Agent in writing to the Lenders from time to time.

“Collateral Documents” means, collectively, the Security Agreement, the Pledge Agreements, the Intellectual Property Security Agreement, the Canadian Security Documents and any other agreement that creates or purports to create a Lien in favor of the Primary Collateral Agent for the benefit of the Secured Parties.

“Commitment” means, with respect to any Lender at any time, the amount set forth opposite such Lender’s name on Schedule I hereto under the caption “Commitment” or, if such Lender has entered into one or more Assignment and Acceptances, set forth for such Lender in the Register maintained by the Administrative Agent pursuant to Section 10.08(d) as such Lender’s “Commitment”, as such amount may be reduced at or prior to such time pursuant to Section 2.05.  Subject to Section 2.05, as of the Closing Date, the aggregate principal amount of the Commitments is $450.0 million.

“Communications” has the meaning specified in Section 10.03(b).

“Company” has the meaning specified in the recital of parties to this Agreement.

“Compliance Certificate” means a certificate substantially in the form of Exhibit I.

“Confidential Information” means any and all material non-public information delivered or made available by any Loan Party or any Subsidiary relating to any Loan Party or any Subsidiary or their respective businesses designated as confidential, other than any such information that is or has been made available publicly by a Loan Party or any Subsidiary.

“Confidential Information Memorandum” means the confidential information memorandum that will be used by the Lead Arrangers in connection with the syndication of the Commitments.

“Confirmation Order” shall have the meaning specified in Section 3.01(n).

“Consolidated” refers to the consolidation of accounts in accordance with GAAP.

“Consolidated Debt for Borrowed Money” of any Person means, at any date of determination, the sum of (i) all items that, in accordance with GAAP, would be classified as indebtedness on a Consolidated balance sheet of such Person at such date and (ii) all Synthetic Debt of such Person at such date.

“Consolidated Fixed Charge Coverage Ratio” means, as of the last day of any Measurement Period, with respect to the Borrowers and their respective Subsidiaries for any Measurement Period, the ratio of (a) (i) Consolidated EBITDAR less (ii) the aggregate amount of all cash Capital Expenditures (other than Capital Expenditures made using proceeds or Net Cash Proceeds arising from dispositions of assets actually received and re-invested (in accordance with the terms of this Agreement) in Capital Expenditures ) to (b) the sum of (i) Consolidated Interest Charges paid or payable in cash, (ii) the aggregate principal amount of all regularly scheduled principal payments or redemptions or similar acquisitions for value of outstanding Consolidated Debt for Borrowed Money, but excluding any such payments to the extent refinanced through the incurrence of additional Debt otherwise expressly permitted under Section 5.02(b), (iii) cash payments in respect of pension obligations to the extent not already recognized in the calculation of Consolidated EBITDAR and (iv) the aggregate amount of Federal, state, local and foreign income taxes paid in cash or, if accrued and anticipated to be paid in cash within 90 days, accrued in such period, in each case, of or by the Parent and its Subsidiaries for the most recently completed Measurement Period.

“Consolidated Interest Charges” means, for any period, for the Borrowers and their respective Subsidiaries on a consolidated basis, the sum of (a) all interest, premium payments, debt discount, fees, charges and related expenses of the Borrowers and their respective Subsidiaries in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with GAAP, (b) the portion of rent expense of the Borrowers and their respective Subsidiaries with respect to such period under Capitalized Leases that is treated as interest in accordance with GAAP, and (c) the implied interest component of Synthetic Debt (regardless of whether accounted for as interest expense under GAAP), all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptances and net costs in respect of Hedge Agreements constituting interest rate swaps, collars, caps or other arrangements requiring payments contingent upon interest rates of the Borrowers and their respective Subsidiaries, excluding financing costs in respect of this Agreement and the Revolving Credit Facility.

“Consolidated Leverage Ratio” means, at any date of determination, the ratio of Consolidated Debt for Borrowed Money of the Borrowers and their respective Subsidiaries at such date to Consolidated EBITDAR of the Borrowers and their respective Subsidiaries for the most recently completed Measurement Period.

“Conversion”, “Convert” and “Converted” each refers to the conversion of Advances from one Type to Advances of the other Type.

“Corporate Ratings” has the meaning specified in Section 3.01(m).

“CS” has the meaning specified in the recital of parties to this Agreement.

“CS Securities” has the meaning specified in the recital of parties to this Agreement.

“Currency Due” has the meaning specified in Section 2.19.

“Current Assets” means, with respect to any Person at any time, the consolidated current assets (other than cash and Cash Equivalents) of that Person.

“Current Liabilities” means, at any time, the consolidated current liabilities of any Person at such time, but excluding, without duplication, the current portion of any long-term Debt; provided the Current Liabilities shall exclude in any event obligations with respect to the Revolving Credit Facility.

“Debt” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all indebtedness of such Person for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of such Person’s business), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations of such Person as lessee under Capitalized Leases, (f) all obligations of such Person under acceptance, letter of credit or similar facilities, (g) all mandatory obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in cash in respect of any Equity Interests in such Person or any other Person or any warrants, rights or options to acquire such Equity Interests, valued, in the case of Redeemable Preferred Interests, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (h) all obligations of such Person in respect of Hedge Agreements that are classified as a liability on the balance sheet of such Person, valued at the Agreement Value thereof, (i) all Guarantee Obligations and Synthetic Debt of such Person and (j) all indebtedness and other payment Obligations referred to in clauses (a) through (i) above of another Person secured by (or for which the holder of such Debt has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness or other payment Obligations; provided that the Class A Preferred Shares shall not constitute “Debt” hereunder.

“Debtor Relief Laws” means the Bankruptcy Code and Canadian Bankruptcy Statutes and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or Canada or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Debtors’ Cases” has the meaning specified in the Preliminary Statements.

“Default” means any Event of Default or any event that would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

“Defaulted Advance” means, with respect to any Lender at any time, the portion of any Advance required to be made by such Lender to the Borrowers pursuant to Section 2.01 or 2.02 at or prior to such time which has not been made by such Lender or by the Administrative Agent for the account of such Lender pursuant to Section 2.02(e) as of such time.  In the event that a portion of a Defaulted Advance shall be deemed made pursuant to Section 2.16(a), the remaining portion of such Defaulted Advance shall be considered a Defaulted Advance originally required to be made pursuant to Section 2.01 on the same date as the Defaulted Advance so deemed made in part.

“Defaulted Amount” means, with respect to any Lender at any time, any amount required to be paid by such Lender to the Administrative Agent or any other Lender hereunder or under any other Loan Document at or prior to such time which has not been so paid as of such time, including, without limitation, any amount required to be paid by such Lender to (a) the Administrative Agent pursuant to Section 2.02(e) to reimburse the Administrative Agent for the amount of any Advance made by the Administrative Agent for the account of such Lender, (b) any other Lender pursuant to Section 2.14 to purchase any participation in Advances owing to such other Lender and (c) the Administrative Agent pursuant to Section 7.07 to reimburse the Administrative Agent for such Lender’s ratable share of any amount required to be paid by the Lenders to the Administrative Agent as provided therein.  In the event that a portion of a Defaulted Amount shall be deemed paid pursuant to Section 2.16(b), the remaining portion of such Defaulted Amount shall be considered a Defaulted Amount originally required to be paid hereunder or under any other Loan Document on the same date as the Defaulted Amount so deemed paid in part.

“Defaulting Lender” means, at any time, any Lender (a) that has failed to fund any payments required to be made by it and funded all purchases of participations required to be funded by it under this Agreement and the other Loan Documents as of any date, (b) that has given verbal or written notice to a Borrower, any Agent or any Lender or has otherwise publicly announced that such Lender believes it will fail to fund all payments required to be made by it or fund all purchases of participations required to be funded by it under this Agreement and the other Loan Documents as of any date, (c) as to which any Agent has a good faith belief that such Lender has defaulted in fulfilling its obligations (as a lender, agent or letter of credit issuer) under one or more other syndicated credit facilities or (d) with respect to which one or more Lender-Related Distress Events has occurred with respect to any Person that directly or indirectly controls such Lender.  For purposes of this definition, control of a Person shall have the same meaning as in the third sentence of the definition of Affiliate .

“DIP Credit Facility” has the meaning specified in the Preliminary Statements.

“Documentation Agent” has the meaning specified in the recitals to this Agreement.

“Dollars” and “$” means the lawful currency of the United States.

“Domestic Lending Office” means, with respect to any Lender, the office of such Lender specified as its “Domestic Lending Office” opposite its name on Schedule I hereto or in the Assignment and Acceptance pursuant to which it became a Lender, as the case may be, for the

Type of Borrowings available hereunder, or such other office of such Lender as such Lender may from time to time specify to the Borrowers and the Administrative Agent.

“EBITDAR” means, for any period, without duplication

(a)                                  the sum, determined on a Consolidated basis, of

(i)                                     net income (or net loss),

plus the following, in each case to the extent deducted in determining net income:

(ii)                                  interest expense including facility fees, unused commitment fees, letter of credit fees and similar fees and other bank charges incurred in connection with debt for borrowed money, any prepayment premium on early redemption or prepayment of debt and the portion of rent expense under Capitalized Leases that is treated as interest, whether any of the foregoing is amortized or cash pay,

(iii)                               income tax expense,

(iv)                              minority interests in income,

(v)                                 depreciation expense,

(vi)                              amortization expense,

(vii)                           non-recurring or unusual expenses, costs or losses deducted in calculating net income less non-recurring or unusual gains added in calculating net income (provided that amounts with respect to this clause (vii) that are in excess of $10,000,000 in the aggregate (for any 12 month period) shall be excluded from this calculation unless the Primary Agent in its sole discretion has consented to their inclusion),

(viii)                        cash Restructuring Charges to the extent deducted in computing net income for such period and settled or to be settled in cash during such period,

(ix)                                fees, costs and expenses incurred on or around the Closing Date in connection with this Agreement and the Revolving Facility Credit Agreement,

(x)                                   losses from the sale of assets or business (other than the sale of inventory in the ordinary course of business),

(xi)                                non-cash Restructuring Charges and related non-cash losses or other non-cash charges of the Parent and the Subsidiaries, from the writedown in the valuation of any assets in each case of the Parent and its Subsidiaries, determined in accordance with GAAP for such period,

(xii)                             goodwill impairment charges,

(xiii)                          non-cash losses on foreign exchange (to the extent deducted from net income) including non-cash exchange losses from reductions of net investments in self sustaining foreign operations, it being understood that losses resulting from translation of balance sheet items including, without limitation foreign currency debt, shall be deemed to be non-cash until realized,

(xiv)                         non-cash losses on derivatives, swaps or other similar hedging agreements resulting from marking to market such instruments (to the extent deducted from net income), it being understood that losses resulting from marking to market such instruments shall be deemed to be non-cash until realized,

(xv)                            dividends on preferred shares classified as liabilities,

minus (b) the sum of the following to the extent included in the determination of net income:

(i)                                     interest income,

(ii)                                  gains from the sale of assets or business (other than the sale of inventory in the ordinary course of business),

(iii)                               non-cash gains on foreign exchange (to the extent included in net income)  including non-cash exchange gains from reductions of net investments in self sustaining foreign operations, it being understood that gains resulting from translation of balance sheet items including, without limitation foreign currency debt, shall be deemed to be non-cash until realized

(iv)                              non-cash gains on derivatives, swaps or other similar hedging agreements resulting from marking to market such transactions in accordance with GAAP (to the extent included in net income), it being understood that gains resulting from marking to market such instruments shall be deemed to be non-cash until realized,

(v)                                 minority interests in losses,

provided that (x) for the Fiscal Quarter ended December 31, 2008, EBITDAR shall be deemed to be $118.3 million and (y) for the Fiscal Quarter ended March 31, 2009, EBITDAR shall be deemed to be $35.6 million.  In accordance with Section 1.03, it is understood that all of the forgoing shall be determined in accordance with GAAP.

“Eligible Assignee” means (a) a Lender; (b) any Affiliate of a Lender; (c) an Approved Fund; and (d) any other Person (other than an individual) approved by the Administrative Agent (such approval not to be unreasonably withheld or delayed); provided, however, that neither any Loan Party nor any Affiliate of any Loan Party shall qualify as an Eligible Assignee under this definition.

“Environmental Action” means any action, suit, written demand, demand letter, written claim, written notice of noncompliance or violation, notice of liability or potential liability, investigation, proceeding, consent order or consent agreement relating in any way to any Environmental Law, any Environmental Permit, any Hazardous Material, or arising from alleged injury or threat to public or employee health or safety, as such relates to exposure to Hazardous Material, or to the environment, including, without limitation, (a) by any governmental or regulatory authority for enforcement, cleanup, removal, response, remedial or other actions or damages and (b) by any governmental or regulatory authority or third party for damages, contribution, indemnification, cost recovery, compensation or injunctive relief.

“Environmental Law” means any applicable federal, state, local, provincial, territorial or foreign statute, law, ordinance, rule, regulation, code, order, writ, judgment, injunction or decree, or judicial or agency interpretation, relating to pollution or protection of the environment, public or employee health or safety, as such relates to exposure to Hazardous Material, or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“Environmental Permit” means any permit, approval, identification number, license or other authorization required under any Environmental Law.

“Equipment” has the meaning specified in the UCC or the PPSA, as applicable and includes, without limitation, all equipment now owned or hereafter acquired by any Loan Party, wherever located and, in any event, including all such Loan Party’s machinery and equipment, including processing equipment, conveyors, machine tools, data processing and computer equipment, including embedded software and peripheral equipment and all engineering, processing and manufacturing equipment, office machinery, furniture, materials handling equipment, tools, attachments, accessories, automotive equipment, trailers, trucks, forklifts, molds, dies, stamps, motor vehicles, rolling stock and other equipment of every kind and nature, trade fixtures and fixtures not forming a part of real property, all whether now owned or hereafter acquired, and wherever situated, together with all additions and accessions thereto, replacements therefor, all parts therefor, all substitutes for any of the foregoing, fuel therefore, and all manuals, drawings, instructions, warranties and rights with respect thereto, and all products and proceeds thereof and condemnation awards and insurance proceeds with respect thereto.

“Equity Interests” means, with respect to any Person, shares of capital stock of (or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or other acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or other acquisition from such Person of such shares (or such other interests), and other ownership or profit interests in such Person (including, without limitation, partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are authorized on any date of determination.

“Equivalent Amount” means, on any date of determination, with respect to obligations or valuations denominated in one currency (the “first currency”), the amount of another currency (the “second currency”) which would result from the Administrative Agent converting the first currency into the second currency at the Exchange Rate.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means any Person that for purposes of Title IV of ERISA is a member of the controlled group of any Loan Party, or under common control with any Loan Party, within the meaning of Section 414(b), (c), (m) or (o) of the Internal Revenue Code.

“ERISA Event” means (a) (i) the occurrence of a reportable event, within the meaning of Section 4043 of ERISA, with respect to any ERISA Plan unless the 30-day notice requirement with respect to such event has been waived by the PBGC or (ii) the conditions of subsection (1) of Section 4043(b) of ERISA (without regard to subsection (2) of such Section) are met with respect to a contributing sponsor, as defined in Section 4001(a)(13) of ERISA, of an ERISA Plan, and an event described in paragraph (9), (10), (11), (12) or (13) of Section 4043(c) of ERISA is reasonably expected to occur with respect to such ERISA Plan within the 30 days following the first date that such conditions are met; (b) the application for a minimum funding waiver with respect to an ERISA Plan; (c) the provision by the administrator of any ERISA Plan of a notice of intent to terminate such ERISA Plan, pursuant to Section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in Section 4041(e) of ERISA); (d) the cessation of operations at a facility of any Loan Party or any ERISA Affiliate in the circumstances described in Section 4062(e) of ERISA; (e) the withdrawal by any Loan Party or any ERISA Affiliate from a Multiple Employer Plan during a plan year for which it was a substantial employer, as defined in Section 4001(a)(2) of ERISA; (f) the conditions for imposition of a lien under Section 303(k) of ERISA shall have been met with respect to any ERISA Plan; (g) the adoption of an amendment to an ERISA Plan requiring the provision of security or an additional contribution pursuant to Section 206(g) of ERISA in order to avoid limits on benefits, accelerated benefit distributions or benefit accruals; or (h) the institution by the PBGC of proceedings to terminate an ERISA Plan pursuant to Section 4042 of ERISA, or the occurrence of any event or condition described in Section 4042 of ERISA that constitutes grounds for the termination of, or the appointment of a trustee to administer, such ERISA Plan.

“ERISA Plan” means a Single Employer Plan or a Multiple Employer Plan.

“ETA” means Part IX of the Excise Tax Act (Canada).

“Eurodollar Lending Office” means, with respect to any Lender, the office of such Lender specified as its “Eurodollar Lending Office” opposite its name on Schedule I hereto or in the Assignment and Acceptance pursuant to which it became a Lender, as the case may be, or such other office of such Lender as such Lender may from time to time specify to the Borrowers and the Administrative Agent.

“Eurodollar Rate” means, for any Interest Period for all Eurodollar Rate Advances comprising part of the same Borrowing, an interest rate per annum equal to the greater of (a) the rate per annum obtained by dividing (i) the rate per annum determined by the Primary Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the beginning of the relevant Interest Period by reference to the British Bankers’ Association Interest Settlement Rates for deposits in Dollars (as set forth by the Bloomberg Information Service or any successor thereto or any other service selected by the Primary Agent which has been nominated by the British Bankers’ Association as an authorized information vendor for the purpose of displaying such rates) for a period equal to such Interest Period; provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “Eurodollar Rate” shall be the interest rate per annum determined by the Primary Agent to be the average of the rates per annum at which deposits in Dollars are offered for such relevant Interest Period to major banks in the London interbank market in London, England by the Administrative Agent at approximately 11:00 a.m. (London time) on the date that is two Business Days prior to the beginning of such Interest Period, by (ii) a percentage equal to 100% minus the Eurodollar Rate Reserve Percentage for such Interest Period and (b) 3.00%.

“Eurodollar Rate Advance” means Advances (or any portion thereof) for which the applicable rate of interest is based upon the Eurodollar Rate.

“Eurodollar Rate Reserve Percentage” for any Interest Period for all Eurodollar Rate Advances comprising part of the same Borrowing means the reserve percentage applicable two Business Days before the first day of such Interest Period under regulations issued from time to time by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including, without limitation, any emergency, supplemental or other marginal reserve requirement) for a member bank of the Federal Reserve System in New York City with respect to liabilities or assets consisting of or including Eurocurrency

Liabilities (or with respect to any other category of liabilities that includes deposits by reference to which the interest rate on Eurodollar Rate Advances is determined) having a term equal to such Interest Period.

“Events of Default” has the meaning specified in Section 6.01.

“Excess Cash Flow” means, for any Fiscal Year (and in the case of the 2009 Fiscal Year, the period beginning on July 1, 2009 and ending on December 31, 2009), the excess of (a) the sum, without duplication, of (i) Consolidated EBITDAR for such Fiscal Year, (ii) reductions to noncash working capital of the Parent and its Subsidiaries for such Fiscal Year (i.e., the decrease, if any, in Current Assets minus Current Liabilities from the beginning to the end of such Fiscal Year) and (iii) receipts of cash consisting of returns of cash contract acquisition costs previously paid over (b) the sum, without duplication, of (i) the amount of any cash income taxes payable in cash by the Parent and its Subsidiaries with respect to such fiscal year, (ii) Consolidated Interest Charges for such Fiscal Year paid in cash and financing costs in respect of this Agreement and the Revolving Credit Facility, (iii) Capital Expenditures made in cash in accordance with Section 5.02(j) during such Fiscal Year, except to the extent financed with the proceeds of Debt, equity issuances, casualty proceeds, condemnation proceeds or other proceeds that would not be included in Consolidated EBITDAR, (iv) permanent repayments of Debt (other than mandatory prepayments of Advances under Section 2.06(b) from Net Cash Proceeds that did not increase Consolidated EBITDAR for such Fiscal Year) made in cash by the Parent and its Subsidiaries during such Fiscal Year, but only to the extent that the Debt so prepaid by its terms cannot be reborrowed or redrawn and such prepayments do not occur in connection with a refinancing of all or any portion of such Debt, (v) cash payments in respect of pension obligations to the extent not already recognized in the calculation of Consolidated EBITDAR, (vi) additions to noncash working capital for such fiscal year (i.e., the increase, if any, in Current Assets minus Current Liabilities from the beginning to the end of such Fiscal Year), (vii) Restructuring Charges paid, (viii) cash dividends paid or cash redemption payments in each case to the extent permitted under this Agreement, (ix) cash contract acquisition costs and (x) Investments made in cash in accordance with Section 5.02(f).

“Exchange Rate” means on any day, with respect to converting between Dollars and Canadian Dollars, the rate at which Canadian Dollars may be exchanged into Dollars or Dollars can be converted to Canadian Dollars (as applicable), as set forth at approximately 11:00 a.m. (Local Time) on such day on the Bloomberg Key Cross-Currency Rates Page for Canadian Dollars.  In the event that such rate does not appear on any Bloomberg Key Cross-Currency Rates Page, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Borrowers, or, in the absence of such agreement, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of Canadian Dollars are then being conducted, at or about 10:00 a.m. (Local Time) on such date for the purchase of Dollars for delivery two (2) Business Days later, provided that if at the time of any such determination, for any reason, no such spot rate is being quoted, the Administrative Agent, after consultation with the Borrowers, may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

“Excluded Subsidiaries” means those subsidiaries specified in Schedule 4.01(d)(ii).

“Excluded Taxes” has the meaning specified in Section 2.13.

“Extraordinary Receipts” means any cash received by or paid to or for the account of any Person not in the ordinary course of business, including, without limitation, tax refunds, proceeds of judgments and litigation settlements, pension plan reversions, proceeds of insurance (including, without limitation, any key man life insurance, but excluding proceeds of business interruption insurance to the extent such proceeds constitute compensation for lost earnings), condemnation awards (and payments in lieu thereof), indemnity payments and any purchase price adjustment received in connection with any purchase agreement, provided that Extraordinary Receipts shall not include cash received in connection with the settlement of trade disputes.

“Facility” means, at any time, the aggregate amount of the Lenders’ Commitments at such time or, if the Commitments have terminated, the aggregate principal amount of the Advances at such time.

“Federal Funds Rate” means, for any period, a fluctuating interest rate per annum equal for each day during such period to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for such day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it.

“Fee Letter” means the engagement letter, dated May 8, 2009, delivered by the Lead Arrangers to the Parent and the Company, as amended.

“Final Order” means an order, entered by the U.S. Bankruptcy Court and/or the Canadian Bankruptcy Court, as the case may be, which order shall be reasonably satisfactory in form and substance to the Primary Agent, and (a) from which no appeal or motion to reconsider has been timely filed, (b) with respect to which the time to appeal or seek leave to appeal or seek review, including the extension of any such time period, has expired, and (c) which is not in any respect subject of a stay pending appeal, in each case together with all extensions, modifications and amendments thereto.

“Fiscal Quarter” means any fiscal quarter of any Fiscal Year, which quarter shall end on the last day of each March, June, September and December of such Fiscal Year in accordance with the fiscal accounting calendar of the Borrowers and their respective Subsidiaries.

“Fiscal Year” means a fiscal year of the Borrowers and their respective Subsidiaries ending on December 31.

“Foreign Guarantor” means any Guarantor that is a Foreign Subsidiary.

“Foreign Subsidiary” means, at any time, any of the direct or indirect Subsidiaries of the Borrowers that are organized outside of the laws of the United States or Canada, any state or province thereof or the District of Columbia at such time.

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“Funded Debt” of any Person means Debt in respect of the Advances, in the case of the Borrowers, and all other Debt of such Person that by its terms matures more than one year after the date of creation or matures within one year from such date but is renewable or extendible, at the option of such Person, to a date more than one year after such date or arises under a revolving credit or similar agreement that obligates the lender or lenders to extend credit during a period of more than one year after such date.

“GAAP” has the meaning specified in Section 1.03.

“GECC” has the meaning specified in the recitals of parties to this Agreement.

“GECM” has the meaning specified in the recitals of parties to this Agreement.

“General Intangibles” has the meaning specified in the UCC and includes “intangibles” as defined in the PPSA.

“Granting Lender” has the meaning specified in Section 10.08(k).

“GST” means all amounts payable under the ETA or any similar legislation in any other jurisdiction of Canada, including QST and HST.

“Guarantee Obligation” means, with respect to any Person, any Obligation or arrangement of such Person to guarantee or intended to guarantee any Debt (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, (a) the direct or indirect guarantee, endorsement (other than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the primary obligation of a primary obligor, (b) the Obligation to make take-or-pay or similar payments, if required, regardless of nonperformance by any other party or parties to an agreement or (c) any Obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, assets, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof.  The amount of any Guarantee Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made (or, if less, the maximum amount of such primary obligation for which such Person may be liable pursuant to the terms of the instrument evidencing such Guarantee Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder), as determined by such Person in good faith.

“Guaranteed Obligations” has the meaning specified in Section 8.01.

“Guarantor” has the meaning specified in the recital of parties to this Agreement.

“Guaranty” has the meaning specified in Section 8.01.

“Guaranty Coverage Test” means (a) at any time, that the assets of the Loan Parties, taken as a whole, will constitute not less than 90% of the assets of the Parent and its Consolidated Subsidiaries and (b) for any Measurement Period, that the EBITDAR of the Loan Parties, taken as a whole, for such Measurement Period will constitute not less than 85% of the Consolidated EBITDAR of the Parent and its Subsidiaries for such Measurement Period.

“Hazardous Materials” means (a) petroleum or petroleum products, by-products or breakdown products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls, mold and radon gas and (b) any other chemicals, materials or substances designated, classified or regulated as hazardous, toxic or words of similar import under any Environmental Law.

“Hedge Agreements” means interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, spot and forward foreign exchange contracts and other hedging agreements.

“Hedge Bank” means any Person that is at any time a Lender or an Affiliate of a Lender in its capacity as a party to a Secured Hedge Agreement, it being understood that any subsequent assignment of all of its rights and obligations under this Agreement by any Lender shall not cause any such Lender or Affiliate of a Lender to lose its status as a Hedge Bank.

“HST” means all amounts payable as harmonized sales tax in the Provinces of Nova Scotia, Newfoundland and New Brunswick under the ETA.

“Iceland Loan Facility” means the intercompany revolving loan facility described on Schedule 5.02(f)(H).

“Impacted Lender” means any Lender that fails to promptly provide the Borrower or any Agent, upon such Person’s request, reasonably satisfactory assurance that such Lender will not become, a Defaulting Lender.

“Indemnified Liabilities” has the meaning specified in Section 10.05(b).

“Indemnitees” has the meaning specified in Section 10.05(b).

“Initial Lenders” means the banks, financial institutions and other institutional lenders listed on the signature pages hereof as the Initial Lenders; provided that any such bank, financial institution or other institutional lender shall cease to be an Initial Lender on any date on which it ceases to have a Commitment.

“Initial Pledged Debt” means Debt in existence on the Closing Date which is evidenced by a promissory note payable to any Loan Party by a third party as listed opposite such Loan Party’s name on and as otherwise described in Schedule I to the Security Agreement.

“Initial Pledged Equity” means the shares of stock and other Equity Interests in any direct Subsidiary of a Loan Party as set forth opposite each Loan Party’s name on and as otherwise described in Schedule I to the Security Agreement.

“Instruments” has the meaning specified in the UCC or the PPSA, as applicable.

“Insufficiency” means, with respect to any ERISA Plan, the amount, if any, of its unfunded benefit liabilities, as defined in Section 4001(a)(18) of ERISA, or with respect of any Canadian Pension Plan, the amount of any unfunded solvency or going-concern deficit, shortfall or deficiency as determined under applicable laws and any unpaid contribution (with interests and penalty), and, with respect to any Canadian Benefit Plan, any unpaid or additional contribution, payment or liability there under, whether actual or future.

“Intellectual Property Security Agreement” has the meaning specified in Section 3.01(a)(viii).

“Intercreditor Agreement” means collectively an intercreditor agreement dated as of the Closing Date by and among the Primary Collateral Agent, the primary collateral agent in respect of the Revolving Credit Facility and the Loan Parties, substantially in the form of Exhibit E hereto.

“Interest Period” means, for each Eurodollar Rate Advance comprising part of the same Borrowing, the period commencing on the date of such Eurodollar Rate Advance or the date of the Conversion of any Base Rate Advance into such Eurodollar Rate Advance, and ending on the last day of the period selected by the Borrowers pursuant to the provisions below and, thereafter, each subsequent period commencing on the last day of the immediately preceding Interest Period and ending on the last day of the period selected by the Borrowers pursuant to the provisions below.  The duration of each such Interest Period shall be one, two, three or six months, as the Borrowers may, upon notice received by the Administrative Agent not later than 11:00 a.m. (New York City time) on the third Business Day prior to the first day of such Interest Period, select; provided, however, that: (a) the Borrowers may not select any Interest Period with respect to any Eurodollar Rate Advance under the Facility that ends after any principal repayment installment date for the Facility unless, after giving effect to such selection, the aggregate principal amount of Base Rate Advances and of Eurodollar Rate Advances having Interest Periods that end on or prior to such principal repayment installment date for the Facility shall be at least equal to the aggregate principal amount of Advances under the Facility due and payable on or prior to such date; (b) Interest Periods commencing on the same date for Eurodollar Rate Advances comprising part of the same Borrowing shall be of the same duration; (c) whenever the last day of any Interest Period would otherwise occur on a day other than a Business Day, the last day of such Interest Period shall be extended to occur on the next succeeding Business Day, provided, however, that, if such extension would cause the last day of such Interest Period to occur in the next following calendar month, the last day of such Interest Period shall occur on the next preceding Business Day; and (d) whenever the first day of any Interest Period occurs on a day of an initial calendar month for which there is no numerically corresponding day in the calendar month that succeeds such initial calendar month by the number of months equal to the number of months in such Interest Period, such Interest Period shall end on the last Business Day of such succeeding calendar month.

“Intermediate Holding Company” means a wholly-owned subsidiary of the Parent which is a passive holding company that has delivered all documents necessary to become a Loan Party in accordance with the terms hereof and to which the Parent has transferred any portion of its Equity Interests in the Company or another Intermediate Holding Company.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

“Inventory” has the meaning specified in the UCC and the PPSA, as applicable and includes any inventory now or hereafter owned or acquired by any Loan Party party to the Collateral Documents, wherever located in the United States or Canada, and in any event including inventory, merchandise, goods and other personal property that are held by or on behalf of any Loan Party for sale or lease or are furnished or are to be furnished under a contract of service, or that constitute raw materials, work in process, finished goods, returned goods, supplies or materials of any kind, nature or description used or consumed or to be used or consumed in such Loan Party’s business or in the processing, production, packaging, promotion, delivery or shipping of the same, including all supplies.

“Investment” means, with respect to any Person, (a) any direct or indirect purchase or other acquisition (whether for cash, securities, property, services or otherwise) by such Person of, or of a beneficial interest in, any Equity Interests or Debt of any other Person, (b) any direct or indirect purchase or other acquisition (whether for cash, securities, property, services or otherwise) by such Person of all or substantially all of the property and assets of any other Person or of any division, branch or other unit of operation of any other Person, (c) any direct or indirect loan, advance, other extension of credit or capital contribution by such Person to, or any other investment by such Person in, any other Person (including, without limitation, any arrangement pursuant to which the investor incurs indebtedness of the types referred to in clause (i) or (j) of the definition of “Debt” set forth in this Section 1.01 in respect of such other Person) and (d) any written agreement to make any Investment.

“ITA” means the Income Tax Act (Canada), as amended from time to time, and the regulations promulgated and rulings issued thereunder.

“Judgment Currency” has the meaning specified in Section 2.19.

“Latam Credit Facilities” means bank facilities made available to Latin American Subsidiaries in an amount not to exceed $10 million in the aggregate.

“Lead Arrangers” has the meaning specified in the recital of parties to this Agreement.

“Lender-Related Distress Event” means, with respect to any Lender or any Person that directly or indirectly controls such Lender (each a “Distressed Person”), a voluntary or involuntary case with respect to such Distressed Person under the Bankruptcy Code or any similar bankruptcy laws of its jurisdiction of formation, or a custodian, conservator, receiver or similar official is appointed for such Distressed Person or any substantial part of such Distressed Person’s assets, or such Distressed Person or any Person that directly or indirectly controls such Distressed Person is subject to a forced liquidation, merger, sale or other change of control supported in whole or in part by guaranties or other support (including, without limitation, the nationalization or assumption of ownership or operating control by) the U.S. government or other governmental authority, or such Distressed Person makes a general assignment for the benefit of creditors or is otherwise adjudicated as, or determined by any governmental authority having regulatory authority over such Distressed Person or its assets to be, insolvent, bankrupt, or deficient in meeting any capital adequacy or liquidity standard of any such governmental authority.  For purposes of this definition, control of a Person shall have the same meaning as in the third sentence of the definition of “Affiliate”.

“Lenders” has the meaning specified in the recital of parties to this Agreement.

“Lien” means any lien, mortgage, hypothec, security interest, prior claim, trust or deemed trust or other charge or encumbrance of any kind, or any other type of preferential arrangement, including, without limitation, the lien or retained security title or title retention right of a conditional vendor and any easement, right of way or other encumbrance on title to real property.

“Liquidity Availability” has the meaning specified in the Revolving Facility Credit Agreement as in effect on the date hereof.

“Loan Documents” means (a) this Agreement, (b) the Notes, if any, (c) the Intercreditor Agreement, (d) the Collateral Documents, (e) the Fee Letter, (f) solely for purposes of the Collateral Documents and Article VIII hereof, each Secured Hedge Agreement and each Cash Management Agreement, (g) each guaranty by each Guarantor in connection herewith and (h) any other document, agreement or instrument (including any account control agreement) executed and delivered by a Loan Party in connection with the Facility, in each case as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Loan Parties” means, collectively, the Borrowers and the Guarantors.

“Margin Stock” has the meaning specified in Regulation U.

“Material Adverse Change” means any event or occurrence which has resulted in or could reasonably be expected to result in any material adverse change in the business, assets, liabilities, operations, condition (financial or otherwise), operating results, properties or prospects of the Borrowers and their respective Subsidiaries, taken as a whole; provided that accounting adjustments resulting from “fresh start accounting” shall not constitute a Material Adverse Change hereunder; provided further that the consummation of the transactions contemplated by the Reorganization Plans shall not in and of itself constitute a Material Adverse Change hereunder.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, liabilities, operations, condition (financial or otherwise), operating results, properties or prospects of the Borrowers and their respective Subsidiaries, taken as a whole, (b) the rights and remedies of the Administrative Agent, the Collateral Agent or any Lender under any Loan Document or (c) the ability of any Loan Party to perform its Obligations under any Loan Document to which it is or is to be a party; provided that accounting adjustments resulting from “fresh start accounting” shall not in and of itself constitute a Material Adverse Effect hereunder; provided further that the consummation of the transactions contemplated by the Reorganization Plans shall not constitute a Material Adverse Effect hereunder.

“Material Debt Document” means each credit and security document relating to the indebtedness set forth on Schedule 4.01(q).

“Maturity Date” means the earliest of (a) the third anniversary of the Closing Date or (b) the acceleration of the Advances and the termination of the Commitments with respect to the Facilities in accordance with the Loan Documents.

“Maximum Rate” has the meaning specified in Section 10.14 hereto.

“Measurement Period” means each period of four consecutive Fiscal Quarters of the Parent commencing with the first full Fiscal Quarter ended after the Closing Date; provided, that for purposes of Section 5.04(a) and the definition of “Consolidated Fixed Charge Coverage

Ratio”, “Measurement Period” shall mean the periods for which compliance is measured pursuant to Section 5.04(a).

“Merger Transaction” has the meaning specified in Section 5.02(k).

“Moody’s” means Moody’s Investor Services, Inc.

“Mortgage Policies” has the meaning specified in Section 3.01(a)(xii)(B).

“Mortgages” means those mortgages or hypothecs specified on Schedule 3.01(a)(xii).

“Multiemployer Plan” means a multiemployer plan (as defined in Section 4001(a)(3) of ERISA) subject to Title IV of ERISA, to which any Loan Party or any ERISA Affiliate is making or accruing an obligation to make contributions, or has within any of the preceding five plan years made or accrued an obligation to make contributions.

“Multiple Employer Plan” means a single employer plan (as defined in Section 4001(a)(15) of ERISA) subject to Title IV of ERISA, that (a) is maintained for employees of any Loan Party or any ERISA Affiliate and at least one Person other than the Loan Parties and the ERISA Affiliates or (b) was so maintained and in respect of which any Loan Party or any ERISA Affiliate could have liability under Section 4064 or 4069 of ERISA in the event such plan has been or were to be terminated.

“Net Cash Proceeds” means, (a) with respect to any sale, lease, transfer or other disposition of any asset of the Borrowers or any of their respective Subsidiaries (including the sale or other disposition of Equity Interests in any Subsidiary) but excluding any sale, lease, transfer or other disposition of assets pursuant to clauses (ii)(y), (iii), (iv), (v), or (vi) of Section 5.02(g), and, to the extent that the distribution to any Loan Party of any proceeds of any sale, transfer or other disposition of any asset of a Foreign Subsidiary would (1) result in material adverse tax consequences, (2) result in a breach of any agreement governing Debt of such Foreign Subsidiary permitted to exist or to be incurred by such Foreign Subsidiary under the terms of this Agreement and/or (3) be limited or prohibited under applicable local law, such distribution), 100% of the excess, if any, of (i) the sum of cash and Cash Equivalents received in connection with such sale, lease, transfer or other disposition (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) over (ii) the sum of (A) the principal amount of any Debt (other than Debt under the Loan Documents) that is secured by such asset and that is required to be repaid in connection with such sale, lease, transfer or other disposition thereof, (B) in the case of Net Cash Proceeds received by a Foreign Subsidiary, the principal amount of any Debt of Foreign Subsidiaries permanently prepaid or repaid with such proceeds, (C) the reasonable and customary out-of-pocket costs, fees (including investment banking fees), commissions, premiums and expenses incurred by the Borrowers or their respective Subsidiaries, (D) federal, state, provincial, foreign and local taxes reasonably estimated (on a Consolidated basis) to be actually payable within the current or the immediately succeeding tax year as a result of any gain recognized in connection therewith, and (E) a reasonable reserve (which reserve shall be deposited into an escrow account with the Administrative Agent) for any purchase price adjustment or any indemnification payments (fixed and contingent) attributable to the seller’s obligations to the purchaser undertaken by any Borrower or any of its Subsidiaries in connection with such sale, lease, transfer or other disposition (but excluding any purchase price adjustment or any indemnity which, by its terms, will not under any circumstances be made prior to the Maturity Date); provided, however, that Net Cash Proceeds shall not include cash receipts received after the Closing Date from sales, leases, transfers or other dispositions of assets (y) where each such individual sale, lease, transfer or other disposition of assets shall result in cash receipts in an amount less than $500,000 or (z) with respect to any sale, lease, transfer or other disposition of assets that results in cash receipts in an amount equal to or exceeding $500,000 (each, a “Qualifying Disposition”), where the aggregate amount of all such Qualifying Dispositions equals an amount less than $25,000,000, provided that such cash receipts shall constitute Net Cash Proceeds on each date on which the aggregate amount of cash receipts from Qualifying Dispositions that have not been applied to prepay the Revolving Facility Advances or Advances pursuant to Section 2.06(b) shall equal or exceed $25,000,000; provided further that Net Cash Proceeds shall not include any such amounts to the extent such amounts are reinvested in capital assets used or useful in the business of the Parent and its Subsidiaries within 6 months after the date of receipt thereof or definitive agreements providing for such reinvestment have been entered into within 6 months after the date of receipt and such reinvestment is actually consummated within 12 months after the date of receipt;

(b)                                 with respect to the incurrence or issuance of any Debt by the Parent or any of its Subsidiaries (other than Debt incurred or issued pursuant to Section 5.02(b)), 100% of the excess of (i) the sum of the cash and Cash Equivalents received in connection with such incurrence or issuance over (ii) the underwriting discounts and commissions or other similar payments, and other out-of-pocket costs, fees, commissions, premiums and expenses incurred by the Parent or any of its Subsidiaries in connection with such incurrence or issuance to the extent such amounts were not deducted in determining the amount referred to in clause (i);

(c)                                  with respect to the issuance of any Equity Interests (including, without limitation, the receipt of any capital contribution) by any Person, 50% of the excess of (i) the sum of the cash and Cash Equivalents received in connection with such sale or issuance over (ii) the underwriting discounts and commissions or similar payments, and other out-of-pocket costs, fees, commissions, premiums and expenses, incurred by the Parent or any of its Subsidiaries in connection with such sale or issuance to the extent such amounts were not deducted in determining the amount referred to in clause (i); provided, however, that Net Cash Proceeds shall not include any funds received in connection with the exercise of stock options granted to employees or directors of the Parent or any of its Subsidiaries; and

(d)                                 with respect to any Extraordinary Receipt other than the Net Cash Proceeds and other receipts of cash, Cash Equivalents and other amounts resulting from any of the transactions described in clauses (a), (b) or (c) above, 100% of the sum of the cash and Cash Equivalents received in connection therewith; provided, however, that Net Cash Proceeds shall not include any funds received with respect to casualty insurance that is reinvested to replace or repair the property that was the subject of such casualty within 6 months after the date of receipt thereof or with respect to which definitive agreements providing for such reinvestment are entered into within 12 months after the date of receipt thereof; provided, however, that Net Cash Proceeds shall not include cash receipts received after the Closing Date that constitute Extraordinary Receipts (y) where each individual receipt of such Extraordinary Receipts shall result in cash receipts in an amount less than $500,000 or (z) with respect to such Extraordinary Receipts that results in cash receipts in an amount equal to or exceeding $500,000 (each, a “Qualifying Extraordinary Receipt”), where the aggregate amount of all such Qualifying Extraordinary Receipts that have not been applied to prepay the Revolving Facility Advances or Advances pursuant to Section 2.06(b) equals an amount less than $25,000,000, provided that such cash receipts shall constitute Net Cash Proceeds on each date on which the aggregate amount of cash receipts from Qualifying Extraordinary Receipts shall equal or exceed $25,000,000.

“New Unsecured Notes” means the unsecured notes issued by the Company and guaranteed by the Parent and referred to as the “New Unsecured Notes” in the Reorganization Plans, in an aggregate principal amount not exceeding $75.0 million (as such amount may be increased by the payment of interest in kind in accordance with the terms of the New Unsecured Notes).

“Non-Loan Party” means any Subsidiary of a Loan Party that is not a Loan Party.

“North American Guarantor” means any Guarantor that is not a Foreign Guarantor.

“North American Loan Party” mean any Borrower and any North American Guarantor.

“North American Subsidiary” means any Subsidiary that is not a Foreign Subsidiary.

“Note” means a joint and several promissory note of the Borrowers payable to the order of any Lender, in substantially the form of Exhibit A hereto, evidencing the indebtedness of the Borrowers to such Lender resulting from the Advance made by such Lender.

“Notice of Borrowing” has the meaning specified in Section 2.02(a).

“Notice of Default” has the meaning specified in Section 7.05.

“Obligation” means, with respect to any Person, any payment, performance or other obligation of such Person of any kind, including, without limitation, any liability of such Person on any claim, whether or not the right of any creditor to payment in respect of such claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured or unsecured, and whether or not such claim is discharged, stayed or otherwise affected by any proceeding under any Debtor Relief Law.  Without limiting the generality of the foregoing, the Obligations of the Loan Parties under the Loan Documents include (a) the obligation to pay principal, interest, premium, charges, expenses, fees, reasonable attorneys’ fees and disbursements, indemnities and other amounts payable by any Loan Party under any Loan Document and (b) the obligation of any Loan Party to reimburse any amount in respect of any of the foregoing that any Lender, in its sole discretion, may elect to pay or advance on behalf of such Loan Party.

“Original Change of Control” has the meaning specified in Section 10.01.

“Other Taxes” has the meaning specified in Section 2.13(b).

“Outstanding Amount” means with respect to Advances on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of Advances, as the case may be, occurring on such date.

“Parent” has the meaning specified in the recital of parties to this Agreement.

“PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56, signed into law October 26, 2001, as amended.

“PBGC” means the Pension Benefit Guaranty Corporation (or any successor).

“Permitted Lien” means (a) Liens in favor of the Primary Collateral Agent for the benefit of the Secured Parties and the other parties intended to share the benefits of the Collateral granted pursuant to any of the Loan Documents; (b) Liens for taxes and other obligations or requirements owing to or imposed by governmental authorities existing or having priority, as applicable, by operation of law which in either case (i) are not yet overdue or (ii) are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted so long as appropriate reserves in accordance with GAAP shall have been made with respect to such taxes or other obligations; (c) statutory Liens of banks and other financial institutions (and rights of set-off), (d) statutory Liens of landlords, carriers, warehousemen, mechanics, repairmen, workmen and materialmen, and other Liens imposed by law (other than any such Lien imposed pursuant to 430(k) of the Internal Revenue Code, by ERISA or by other applicable pension laws), in each case incurred in the ordinary course of business (i) for amounts not yet overdue or (ii) for amounts that are overdue and that (in the case of any such amounts overdue for a period in excess of five days) are being contested in good faith by appropriate proceedings, so long as such reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made for any such contested amounts; (e) Liens incurred in the ordinary course of business in connection with, or to secure payment of obligations under, workers’ compensation, unemployment insurance and other types of social security or similar laws; (f) Liens, pledges and deposits to secure the performance of tenders, statutory obligations, surety bonds, appeal bonds, bids, leases, licenses, government contracts, trade contracts, performance bonds and other similar obligations of a like nature incurred in the ordinary course of business; (g) easements, rights-of-way, zoning restrictions, licenses, encroachments, restrictions on use of real property and other similar encumbrances incurred in the ordinary course of business, in each case which do not and will not interfere in any material respect with the ordinary conduct of the business of the Borrowers or any of their respective Subsidiaries; (h) any interest or title of a lessor or sublessor under any lease or sublease by any Borrower or any Subsidiary; (i) the filing of UCC or PPSA financing statements (precautionary or otherwise) relating to leases entered into in the ordinary course of business and the filing of UCC or PPSA financing statements by bailees and consignees in the ordinary course of business or similar filings under the laws of Quebec; (j) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (k) Liens arising out of judgments not constituting an Event of Default hereunder; (l) any Lien existing on any property or asset prior to the acquisition thereof by the Parent or any Subsidiary or existing on any property or assets of any Person that becomes a Subsidiary after the date hereof prior to the time such Person becomes a Subsidiary, as the case may be; provided that (A) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary, (B) such Lien does not apply to any other property or assets of the Parent or any Subsidiary and (C) such Lien secures only those obligations which it secures on the date of such acquisition or the date such Person becomes a Subsidiary, as the case may be, other than Liens permitted by Section 5.02(a)(iv); (m) Liens in favor of the collateral agent with respect to the Revolving Credit Facility for the benefit of the secured parties thereunder and (n) precautionary liens on short term assets of Foreign Guarantors arising in connection with a transaction permitted under Section 5.02(b)(xvi) or Section 5.02(h)(viii).

“Permitted Refinancing” with respect to any Debt means any refinancing, refunding, renewal or extension thereof, provided that the amount of such Debt is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder; provided further that the terms relating to principal amount, amortization, maturity and subordination (if any) and other material terms taken as a whole, of any such refinancing, refunding, renewing or extension, and of any agreement entered into and of any instrument issued in connection therewith, are no less favorable in any material respect to the Loan Parties or the Lenders than the terms of any agreement or instrument governing the Debt being refinanced, refunded, renewed or extended and the interest rate applicable to any such refinancing, refunding, renewal or extension does not exceed the then-applicable market interest rate for similar financings for similarly-situated issuers or borrowers.

“Permitted Vice-President” means a vice-president as is reasonably acceptable to the Administrative Agent.

“Person” means an individual, partnership, corporation (including a business trust), limited liability company, joint stock company, trust, unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof.

“Plan Documents” has the meaning specified in Section 3.01(n)(ii).

“Platform” has the meaning specified in Section 10.03(b).

“Pledge Agreements” means the agreements, instruments or certificates granting a security interest to the Primary Collateral Agent, for the benefit of the Secured Parties, in the Equity Interests of the Foreign Subsidiaries and the Canadian Security Documents which Pledge Agreements shall include the pledge agreements specified on Annex II hereto.

“PPSA” means, collectively, the Personal Property Security Act (Ontario) and any analogous personal property legislation enacted in each province or territory of Canada including, the Civil code of Québec and all regulations relating thereto, in each case as amended from time to time.

“Preferred Interests” means, with respect to any Person, Equity Interests issued by such Person that are entitled to a preference or priority over any other Equity Interests issued by such Person upon any distribution of such Person’s property and assets, whether by dividend or upon liquidation.

“Primary Agent” has the meaning specified in the recital of parties to this Agreement.

“Primary Collateral Agent” has the meaning specified in the recital of parties to this Agreement.

“Process Agent” has the meaning specified in Section 10.03(e).

“Projections” has the meaning specified in Section 5.03(g).

“Pro Rata Share” of any amount means, with respect to any Lender at any time, the product of such amount times a fraction the numerator of which is the amount of the Advances held by such Lender under the Facility at such time and the denominator of which is the amount of the Facility at such time.

“PST” means all taxes payable under the Retail Sales Tax Act (Ontario) or any similar statute of another jurisdiction of Canada.

“Quebec Security Documents” means (a) the deed of hypothec and issue of bonds dated prior to or on the date hereof granted by the Parent in favor of the Primary Collateral Agent, acting as fondé de pouvoir, and creating security over all property, movable and immovable, present and future, of the Parent (b) the bond issued or to be issued to the Primary Collateral Agent pursuant to the deed of hypothec and issue of bonds mentioned hereinabove; and (c)  the bond pledge agreement dated prior to or on the date hereof between the Parent and the Primary Collateral Agent whereby the bond issued under the deed of hypothec and issue of bonds granted by the Parent is pledged to the Primary Collateral Agent, the whole as set forth in Exhibit G.

“QST” means the Québec sales tax imposed pursuant to an Act respecting the Québec sales tax.

“Qualifying Disposition” has the meaning specified in the definition of “Net Cash Proceeds”.

“Qualifying Extraordinary Receipt” has the meaning specified in the definition of “Net Cash Proceeds.

“QWI Cash Management Facilities” means unsecured cash management facilities of the Parent in an amount not to exceed $20 million in the aggregate.

“QWUSA” has the meaning specified in the recitals of parties to this Agreement.

“Receivables” has the meaning specified in the Security Agreement.

“Redeemable” means, with respect to any Equity Interest, Debt or other right or Obligation, any such right or Obligation that (a) the issuer has undertaken to redeem at a fixed or determinable date or dates, whether by operation of a sinking fund or otherwise, or upon the occurrence of a condition not solely within the control of the issuer or (b) is redeemable at the option of the holder.

“Register” has the meaning specified in Section 10.08(d).

“Regulation U” means Regulation U of the Board of Governors of the Federal Reserve System, as in effect from time to time.

“Related Contracts” has the meaning specified in the Security Agreement.

“Replacement Lender” has the meaning specified in Section 2.18.

“Reorganization Plans” has the meaning specified in Section 3.01(n)(i).

“Required Lenders” means, at any time, Lenders owed or holding at least a majority in interest of the aggregate principal amount of the Advances outstanding at such time; provided, however, that if any Lender shall be a Defaulting Lender at such time, there shall be excluded from the determination of Required Lenders at such time all Advances of such Lender at such time.

“Responsible Officer” means the chief executive officer, president, executive vice-president, Permitted Vice-President, chief financial officer, chief accounting officer or treasurer of a Loan Party.  Any document delivered hereunder or under any other Loan Document that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

“Restructuring Charges” means non-recurring and other one-time costs incurred by the Borrowers or any Subsidiary in connection with the reorganization or discontinuation of the Borrowers’ or any Subsidiary’s business, operations and structure, including, without limitation, professional fees and other cash costs in connection with the Debtors’ Cases, any increased costs relating to directors and officers insurance or the management incentive compensation plan, up to the amounts specified in Annex III.

“Revolving Credit Facility” has the meaning specified in the Preliminary Statements.

“Revolving Credit Priority Collateral” means the Collateral other than the Term Priority Collateral, as more fully described in the Intercreditor Agreement.

“Revolving Facility Advance” means the “Advance” as defined in the Revolving Facility Credit Agreement.

“Revolving Facility Agent” has the meaning specified in the Preliminary Statements.

“Revolving Facility Credit Agreement” means the agreement dated the date hereof by and among NOVINK (USA) CORP. to be renamed WORLD COLOR (USA) CORP. and WORLD COLOR PRESS INC., as borrowers, the guarantors party thereto, GECC, Wells Fargo Foothill, LLC and CS as co-administrative agents and co-collateral agents, GECM, CS Securities and WFS, as joint lead arrangers and co-bookrunners, GMAC Commercial Finance LLC, as syndication agent, and the lenders party thereto.

“Revolving Facility Loan Documents” means the “Loan Documents” as defined in the Revolving Facility Credit Agreement.

“Revolving Lenders” means the “Lenders” as defined in the Revolving Facility Credit Agreement.

“Revolving Secured Parties” means the “Secured Parties” as defined in the Revolving Facility Credit Agreement.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.

“SEC” means (a) the Securities and Exchange Commission or (b) any Canadian securities regulators (including the Autorité des marchés financiers of Québec and the Ontario Securities Commission), or any governmental authority succeeding to any of the principal functions of such commissions or regulators.

“Secured Hedge Agreement” means any Hedge Agreement required or permitted under Article V that is entered into by and between any Loan Party and any Hedge Bank, in each case solely to the extent that the obligations in respect of such Hedge Agreement are not cash collateralized or otherwise secured (other than pursuant to the Collateral Documents).

“Secured Obligation” has the meaning specified in the Security Agreement.

“Secured Parties” means, collectively, the Administrative Agent, the Collateral Agent, the Lenders and the Hedge Banks.

“Security Agreement” means an agreement in substantially the form of Exhibit H executed by the Loan Parties in favor of the Primary Collateral Agent for the benefit of the Secured Parties.

“Single Employer Plan” means a single employer plan (as defined in Section 4001(a)(15) of ERISA) subject to Title IV of ERISA that (a) is maintained for employees of any Loan Party or any ERISA Affiliate and no Person other than the Loan Parties and the ERISA Affiliates or (b) was so maintained and in respect of which any Loan Party or any ERISA Affiliate could have liability under Section 4069 of ERISA in the event such plan has been or were to be terminated.

“Solvent” and “Solvency” mean, with respect to any Person on a particular date, that on such date (a) the fair value of the property of such Person is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person’s ability to pay such debts and liabilities as they mature and (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person’s property would constitute an unreasonably small capital.  The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“SPC” has the meaning specified in Section 10.08(k).

“Subagent” has the meaning specified in Section 7.02.

“Subsidiary” of any Person means any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) more than 50% of (a) the issued and outstanding capital stock having ordinary voting power to elect a majority of the Board of Directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (b) the interest in the capital or profits of such partnership, joint venture or limited liability company or (c) the beneficial interest in such trust or estate is at the time directly or indirectly owned or controlled by such Person, by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries.

“Syndication Agent” has the meaning specified in the recital of parties to this Agreement.

“Synthetic Debt” means, with respect to any Person as of any date of determination thereof, all Obligations of such Person in respect of transactions entered into by such Person that are intended to function primarily as a borrowing of funds (including, without limitation, any minority interest transactions that function primarily as a borrowing) but are not otherwise included in the definition of “Debt” or as a liability on the consolidated balance sheet of such Person and its Subsidiaries in accordance with GAAP, excluding ordinary operating leases not intended to function primarily as a borrowing of funds.

“Tax Certificate” has the meaning specified in Section 5.03(r)(ii).

“Taxes” has the meaning specified in Section 2.13(a).

“Tax Ruling” means (a) a private letter ruling to be issued by the Internal Revenue Service following a ruling request submitted by the Borrowers and (b) the advance income tax ruling to be issued by the Canada Revenue Agency following the ruling request submitted by the Parent.

“Term Priority Collateral” shall have the meaning given to such term in the Intercreditor Agreement.

“Termination Date” means the earlier to occur of (a) the Maturity Date, and (b) the date of termination in whole of the Commitments pursuant to Section 6.01 hereof.

“Thirteen Week Forecast” has the meaning specified in Section 5.03(p).

“Total Outstandings” means the aggregate Outstanding Amount of all Advances.

“Type” refers to the distinction between (a) Advances bearing interest at the Base Rate and (b) Advances bearing interest at the Eurodollar Rate.

“UCC” means the Uniform Commercial Code as in effect, from time to time, in the State of New York; provided that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, “UCC” means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

“U.S. Bankruptcy Court” has the meaning specified in the Preliminary Statements.

“U.S. Guarantor” means the Guarantors organized under the laws of the United States, any state thereof or the District of Columbia.

“U.S. Reorganization Plan” has the meaning specified in Section 3.01(n)(i).

“Variance Report” means a report calculated in accordance with the most recent Thirteen Week Forecast, in each case reviewed and attested to by a Responsible Officer of the Parent, in form and substance reasonably satisfactory to the Initial Lenders and the Primary Collateral Agent, to be delivered concurrently with each Thirteen Week Forecast showing cash usage and borrowing variance for the period since the delivery of the last Thirteen Week Forecast.

“Voting Stock” means capital stock issued by a corporation, or equivalent interests in any other Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency.

“Wachovia” has the meaning specified in the recitals of the parties to this Agreement.

“WFS” has the meaning specified in the recitals of the parties to this Agreement.

“Withdrawal Liability” has the meaning specified in Part I of Subtitle E of Title IV of ERISA and, in respect of a Canadian MEPP, any amount payable in relation to a termination of the plan or the withdrawal of an employer therefrom.

Section 1.02  Computation of Time Periods; Document References.  In this Agreement (a) in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding” and (b) all references to an agreement or document herein shall be deemed to be references to such agreement or document as amended or otherwise modified from time to time in accordance with the terms hereof.

Section 1.03  Accounting Terms.  All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles consistent with those applied in the preparation of the financial statements referred to in Section 4.01(h) (“GAAP”); provided, however, that if the Borrowers notify the Primary Agent that the Borrowers wish to amend any covenant in Article V or any related definition to eliminate the effect of any change in GAAP, or the adoption of the International Financial Reporting Standards, occurring after the date of this Agreement on the operation of such covenant (or if the Primary Agent notifies the Borrowers that the Required Lenders wish to amend Article V or any related definition for such purpose), then the Borrowers’ compliance with such covenant shall be determined on the basis of GAAP in effect immediately before the relevant change in GAAP became effective, until either such notice is withdrawn or such covenant is amended in a manner satisfactory to the Borrowers and the Required Lenders.  All accounting with respect to Debt and Liens shall be deemed to be consistent with accounting principles applied in the preparation of the financial statements referred to in Section 4.01(h). Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Statement of Financial Accounting Standards 159 (or any other Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of any Loan Party or any Subsidiary of any Loan Party at “fair value”, as defined therein.

Section 1.04  Terms Generally.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”  The word “will” shall be construed to have the same meaning and effect as the word “shall.”  Unless the context requires otherwise, (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Sections, Schedules, Exhibits and Annexes shall be construed to refer to Sections of, and Schedules, Exhibits and Annexes to, this Agreement, (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all real property, tangible and intangible assets and properties, including cash, securities, accounts and contract rights, and interests in any of the foregoing, and (f) any reference to a statute, rule or regulation is to that statute, rule or regulation as now enacted or as the same may from time to time be amended, re-enacted or expressly replaced.

ARTICLE II

AMOUNTS AND TERMS OF THE ADVANCES

Section 2.01  The Advances.  Each Lender severally agrees, on the terms and conditions hereinafter set forth, to make a single advance denominated in Dollars (an “Advance”) to the Borrowers on the Closing Date in an aggregate amount not to exceed such Lender’s Commitment at such time and the aggregate amount of such Advances by all such Lenders not to exceed $450.0 million.  Amounts borrowed under this Section 2.01 and repaid or prepaid may not be reborrowed.  The Borrowing shall be in a principal amount of $10,000,000 or an integral multiple of $1,000,000 in excess thereof and shall consist of Advances made simultaneously by the Lenders under the Facility ratably according to the Lenders’ Commitments under the Facility.

Section 2.02  Making the Advances.  (a)  Each Borrowing shall be made on notice, given not later than 12:00 noon (New York City time) on the third Business Day prior to the date of the proposed Borrowing in the case of a Borrowing consisting of Eurodollar Rate Advances, by the Borrowers to the Administrative Agent, which shall give to each Lender prompt notice thereof by telex or telecopier.  Each such notice of a Borrowing (a “Notice of Borrowing”) shall be by telephone, confirmed immediately in writing, or telex or telecopier, in substantially the form of Exhibit B hereto, specifying therein the requested (i) date of such Borrowing, (ii) Type of Advances comprising such Borrowing, (iii) aggregate amount of such Borrowing and (iv) in the case of a Borrowing consisting of Eurodollar Rate Advances, initial Interest Period for each such Advance.  Each Lender shall, before 1:00 p.m. (New York City time) on the date of such Borrowing, make available for the account of its Applicable Lending Office to the Administrative Agent at the Administrative Agent’s Account, in same day funds, such Lender’s ratable portion of such Borrowing in accordance with the respective Commitments of such Lender and the other Lenders.  After the Administrative Agent’s receipt of such funds and upon fulfillment of the applicable conditions set forth in Article III, the Administrative Agent will make such funds available to the Borrowers by crediting the Borrowers’ Account or such other account as the Borrowers shall request.

(b)                                             [Intentionally Omitted].

(c)                                              Anything in subsection (a)  above to the contrary notwithstanding, the Borrowers may not select Eurodollar Rate Advances for the initial Borrowing hereunder or for any Borrowing if the aggregate amount of such Borrowing is less than $10,000,000 or if the obligation of the Lenders to make Eurodollar Rate Advances shall then be suspended pursuant to Section 2.10 or 2.11.

(d)                                             Each Notice of Borrowing shall be irrevocable and binding on the Borrowers.  In the case of any Borrowing that the related Notice of Borrowing specifies is to be comprised of Eurodollar Rate Advances, the Borrowers shall indemnify each Lender against any loss, cost or expense incurred by such Lender as a result of any failure to fulfill on or before the date specified in such Notice of Borrowing for such Borrowing the applicable conditions set forth in Article III, including, without limitation, any actual loss (excluding loss of anticipated profits), cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by such Lender to fund the Advance to be made by such Lender as part of such Borrowing when such Advance, as a result of such failure, is not made on such date.

(e)                                              Unless the Administrative Agent shall have received notice from any Lender prior to the date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s ratable portion of such Borrowing, the Administrative Agent may assume that such Lender has made such portion available to the Administrative Agent on the date of such Borrowing in accordance with subsection (a) of this Section 2.02 and the Administrative Agent may, in reliance upon such assumption, make available to the Borrowers on such date a corresponding amount.  If and to the extent that such Lender shall not have so made such ratable portion available to the Administrative Agent, such Lender and the Borrowers severally agree to repay or pay to the Administrative Agent forthwith on demand such corresponding amount and to pay interest thereon, for each day from the date such amount is made available to the Borrowers until the date such amount is repaid or paid to the Administrative Agent, at (i) in the case of the Borrowers, the interest rate applicable at such time under Section 2.07 to Advances comprising such Borrowing and (ii) in the case of such Lender, the Federal Funds Rate.  If such Lender shall pay to the Administrative Agent such corresponding amount, such amount so paid shall constitute such Lender’s Advance as part of such Borrowing for all purposes of this Agreement.

(f)                                                The failure of any Lender to make the Advance to be made by it as part of any Borrowing shall not relieve any other Lender of its obligation, if any, hereunder to make its Advance on the date of such Borrowing, but no Lender shall be responsible for the failure of any other Lender to make the Advance to be made by such other Lender on the date of any Borrowing.

Section 2.03  [Intentionally Omitted].

Section 2.04  Repayment of Advances.  The Borrowers shall jointly and severally repay to the Administrative Agent for the ratable account of the Lenders the aggregate outstanding principal amount of all Advances on the following dates in the amounts indicated (which amounts shall be reduced as a result of the application of prepayments in accordance with Section 2.06):  (i) during the period from the Closing Date until the first anniversary of the Closing Date, $3,250,000, payable in equal installments on the last Business Day of each of the third, sixth and ninth month following the Closing Date and on the first anniversary of the Closing Date, (ii) during the period from the first anniversary of the Closing Date until the second anniversary of the Closing Date, $32,500,000, payable in two equal installments, the first such installment payable on the last Business Day of the ninth month following the first anniversary of the Closing Date and the second such installment payable on the second anniversary of the Closing Date and (iii) during the period from the second anniversary of the Closing Date until the third anniversary of the Closing Date, $32,500,000, payable in equal installments on the last Business Day of the third, sixth and ninth month following the Closing Date and on the Termination Date; provided, however, that the final principal installment shall be paid on the Termination Date and in any event shall be in an amount equal to the aggregate principal amount of all Advances outstanding on such date.

Section 2.05  Termination of Commitments.  Upon the making of the Advances pursuant to Section 2.01, the Commitments shall be automatically and permanently reduced to zero.

Section 2.06  Prepayments.  (a)  Optional.  The Borrowers may, upon at least one Business Day’s notice to the Administrative Agent received not later than 11:00 a.m. (New York, New York time) stating the proposed date and aggregate principal amount of the prepayment, and if such notice is given the Borrowers shall, prepay the outstanding aggregate principal amount of Advances, in whole or ratably in part, together with, accrued interest to the date of such prepayment on the aggregate principal amount prepaid; provided, however, that each partial prepayment shall be in an aggregate principal amount of $10,000,000 or an integral multiple of $1,000,000 in excess thereof or, if less, the aggregate outstanding principal amount of any Advance.  Subject to the foregoing, prepayments shall be permitted at any time without premium or penalty, except for the Call Premium, and shall be subject to customary breakage costs in the case of a prepayment of a Eurodollar Rate Advance other than on the last day of the relevant Interest Period.

(b)                                             Mandatory.

(i)                                     The Borrower shall, on the 120th day following the end of each Fiscal Year, prepay an aggregate principal amount of the Advances comprising part of the same Borrowings in an amount equal to the amount of Excess Cash Flow for such Fiscal Year.  Each such prepayment shall be applied to the required payment installments of the Facility pro rata.

(ii)                                  Except as otherwise required pursuant to the Intercreditor Agreement, each Borrower shall within one Business Day of the receipt of any Net Cash Proceeds by any Loan Party or any of its Subsidiaries, prepay an aggregate principal amount of the Advances equal to such Net Cash Proceeds.  Each such prepayment shall be applied to the required prepayment installments of the Facility pro rata.

(iii)                               Upon the occurrence of a Change of Control, the Borrowers shall prepay the entire outstanding amount of the Obligations.

(iv)                              All prepayments under this subsection (b) shall be made together with the Call Premium (other than payments pursuant to Section 2.06(b)(i)) and accrued interest to the date of such prepayment on the principal amount prepaid.

(c)                                              Call Premium.  Each prepayment pursuant to this Section 2.06 (other than Section 2.06(b)(i)) shall be accompanied by a premium (the “Call Premium”) calculated as follows:

(i)                                     during the period from the Closing Date through the first anniversary thereof, 1.00% on the principal amount of each prepayment made pursuant to Section 2.06(a) or Section 2.06(b) (other than Section 2.06(b)(i)); and

(ii)                                  during the period from the first anniversary of the Closing Date through the second anniversary of the Closing Date, 1.00% on the principal amount of each prepayment pursuant to Section 2.06(a) or Section 2.06(b)(iii) (and 0% on any prepayment pursuant to Section 2.06(b)(i) or 2.06(b)(ii)).

Section 2.07  Interest.  (a)  Scheduled Interest.  The Borrowers shall jointly and severally pay interest on the unpaid principal amount of each Advance owing to each Lender from the date of such Advance until such principal amount shall be paid in full, at the following rates per annum:

(i)                                     Base Rate Advances.  During such periods as such Advance is a Base Rate Advance, a rate per annum equal at all times to the sum of (A) the Base Rate in effect from time to time plus (B) the Applicable Margin in effect from time to time, payable in arrears monthly on the first Business Day of each month during such periods and on the date such Base Rate Advance shall be Converted or paid in full.

(ii)                                  Eurodollar Rate Advances.  During such periods as such Advance is a Eurodollar Rate Advance, a rate per annum equal at all times during each Interest Period for such Advance to the sum of (A) the Eurodollar Rate for such Interest Period for such Advance plus (B) the Applicable Margin in effect on the first day of such Interest Period, payable in arrears on the last Business Day of such Interest Period and, if such Interest Period has a duration of more than one month, on the first Business Day of each month that occurs during such Interest Period every month from the first day of such Interest Period and on the date such Eurodollar Rate Advance shall be Converted or paid in full.

(b)                                             Default Interest.  Upon the occurrence and during the continuance of an Event of Default the Borrowers shall jointly and severally pay interest, after as well as before judgment, on (i) the unpaid principal amount of each Advance owing to each Lender, payable in arrears on the dates referred to in clause (a) above and on demand, at a rate per annum equal at all times to 2% per annum above the rate per annum required to be paid on such Advance pursuant to clause (a) and (ii) to the fullest extent permitted by law, the amount of any interest, fee or other amount payable hereunder that is not paid when due, from the date such amount shall be due until such amount shall be paid in full, payable in arrears on the date such amount shall be paid in full and on demand, at a rate per annum equal at all times to 2% per annum above the rate per annum required to be paid on Advances pursuant to clause (a)(i) above.

(c)                                              Notice of Interest Rate.  Promptly after receipt of a Notice of Borrowing pursuant to Section 2.02(a), the Administrative Agent shall give notice to the Borrowers and each Lender of the interest rate determined by the Administrative Agent for purposes of clause (a) above.

Section 2.08  Fees.  The Borrowers shall jointly and severally pay to the Primary Agent for its own account and for the account of the Initial Lenders (and their respective Affiliates) such fees as may be required to be paid pursuant to the Fee Letter and as may be from time to time agreed among the Borrowers and the Primary Agent, the Primary Collateral Agent or the Initial Lenders (and their respective Affiliates), as the case may be.

Section 2.09  [Intentionally Omitted].

Section 2.10  Conversion of Advances.  (a)  Optional.  The Borrowers may on any Business Day, upon notice given to the Administrative Agent not later than 11:00 a.m. (New York City time) on the third Business Day prior to the date of the proposed Conversion and subject to the provisions of Section 2.11, Convert all or any portion of the Advances of one Type comprising the same Borrowing into Advances of the other Type; provided, however, that any Conversion of Eurodollar Rate Advances into Base Rate Advances shall be made only on the last day of an Interest Period for such Advances, any Conversion of Base Rate Advances into Eurodollar Rate Advances shall be in an amount not less than the minimum amount specified in Section 2.02(c), no Conversion of any Advances shall result in more than 5 separate Borrowings being in effect and each Conversion of Advances comprising part of the same Borrowing shall be made ratably among the Lenders in accordance with their Commitments.  Each such notice of Conversion shall, within the restrictions specified above, specify (i) the date of such Conversion, (ii) the Advances to be Converted and (iii) if such Conversion is into Eurodollar Rate Advances, the duration of the initial Interest Period for such Advances, provided that if such notice does not specify the duration of the Interest Period for any Advance, the Interest Period shall be deemed to be one month.  Each notice of Conversion shall be irrevocable and binding on the Borrowers.

(b)                                 Mandatory.

(i)                                     On the date on which the aggregate unpaid principal amount of Eurodollar Rate Advances comprising any Borrowing shall be reduced, by payment or prepayment or otherwise, to less than $10,000,000, such Advances shall, at the end of the applicable Interest Period, automatically Convert into Base Rate Advances.

(ii)                                  Upon the occurrence and during the continuance of any Event of Default, (a) each Eurodollar Rate Advance will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Advance and (b) the obligation of the Lenders to make, or to Convert Advances into, Eurodollar Rate Advances shall be suspended.

Section 2.11  Increased Costs, Etc.  (a)  If, due to either (i) the introduction of or any change in or in the interpretation of any law or regulation or (ii) the compliance with any guideline or request from any central bank or other governmental authority (whether or not having the force of law), there shall be any increase in the cost to any Lender of agreeing to make or of making, funding or maintaining Eurodollar Rate Advances (excluding, for purposes of this Section 2.11, any such increased costs resulting from (x) Excluded Taxes, Taxes or Other Taxes (as to which Section 2.13 shall govern) and (y) changes in the basis of taxation of overall net income, capital, franchise or other similar taxes by the United States, Canada, any foreign jurisdiction, state, province or any political subdivision thereof under the laws of which such Lender is organized, is resident or has its Applicable Lending Office), then the Borrowers shall from time to time, upon demand by such Lender (with a copy of such demand to the Administrative Agent), pay to the Administrative Agent for the account of such Lender additional amounts sufficient to compensate such Lender for such increased cost; provided, however, that a Lender claiming additional amounts under this Section 2.11(a) agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different Applicable Lending Office if the making of such a designation would avoid the need for, or reduce the amount of, such increased cost that may thereafter accrue and would not, in the reasonable judgment of such Lender, be otherwise disadvantageous to such Lender.  A certificate as to the amount of such increased cost, submitted to the Borrowers by such Lender, shall be conclusive and binding for all purposes, absent manifest error.

(b)                                             If any Lender determines that compliance with any law or regulation or any guideline or request from any central bank or other governmental authority (whether or not having the force of law) affects or would affect the amount of capital required or expected to be maintained by such Lender or any corporation controlling such Lender and that the amount of such capital is increased by or based upon the existence of such Lender’s commitment to lend hereunder and other commitments of such type, then, upon demand by such Lender or such corporation (with a copy of such demand to the Administrative Agent), the Borrowers shall jointly and severally pay to the Administrative Agent for the account of such Lender, from time to time as specified by such Lender, additional amounts sufficient to compensate such Lender in the light of such circumstances, to the extent that such Lender reasonably determines such increase in capital to be allocable to the existence of such Lender’s commitment to lend hereunder.  A certificate as to such amounts submitted to the Borrowers by such Lender shall be conclusive and binding for all purposes, absent manifest error.

(c)                                              If, with respect to any Eurodollar Rate Advances, the Required Lenders notify the Administrative Agent that the Eurodollar Rate for any Interest Period for such Advances will not adequately reflect the cost to such Lenders of making, funding or maintaining their Eurodollar Rate Advances for such Interest Period, the Administrative Agent shall forthwith so notify the Borrowers and the Lenders, whereupon (i) each such Eurodollar Rate Advance will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Advance and (ii) the obligation of the Lenders to make, or to Convert Advances into, Eurodollar Rate Advances shall be suspended until the Administrative Agent shall notify the Borrowers that such Lenders have determined that the circumstances causing such suspension no longer exist.

(d)                                             Notwithstanding any other provision of this Agreement, if the introduction of or any change in or in the interpretation of any law or regulation shall make it unlawful, or any central bank or other governmental authority shall assert that it is unlawful, for any Lender or its Eurodollar Lending Office to perform its obligations hereunder to make Eurodollar Rate Advances or to continue to fund or maintain Eurodollar Rate Advances hereunder, then, on notice thereof and demand therefor by such Lender to the Borrowers through the Administrative Agent, (i) each Eurodollar Rate Advance will automatically, upon such demand, Convert into a Base Rate Advance and (ii) the obligation of the Lenders to make, or to Convert Advances into, Eurodollar Rate Advances shall be suspended until the Administrative Agent shall notify the Borrowers that such Lender has determined that the circumstances causing such suspension no longer exist; provided, however, that, before making any such demand, such Lender agrees to use reasonable efforts (consistent with its internal policy and legal and regulatory restrictions) to designate a different Eurodollar Lending Office if the making of such a designation would allow such Lender or its Eurodollar Lending Office to continue to perform its obligations to make Eurodollar Rate Advances or to continue to fund or maintain Eurodollar Rate Advances and would not, in the judgment of such Lender, be otherwise disadvantageous to such Lender.

Section 2.12  Payments and Computations.  (a)  The Borrowers shall make each payment hereunder and under the Notes, irrespective of any right of counterclaim or set-off (except as otherwise provided in Section 2.16), not later than 12:00 noon (New York, New York time) on the day when due (or, in the case of payments made by a Guarantor pursuant to Section 8.01, on the date of demand therefor) in Dollars unless otherwise specified in this Agreement to the Administrative Agent at the Administrative Agent’s Account in same day funds.  If such payment is received after such time, it will be considered received the following Business Day, in the Administrative Agent’s sole discretion.  The Administrative Agent will promptly thereafter cause like funds to be distributed (i) if such payment by the Borrowers is in respect of principal, interest, commitment fees or any other Obligation then payable hereunder and under the Notes to more than one Lender, to such Lender for the account of their respective Applicable Lending Offices ratably in accordance with the amounts of such respective Obligations then payable to such Lenders and (ii) if such payment by the Borrowers is in respect of any Obligation then payable hereunder to one Lender, to such Lender for the account of its Applicable Lending Office, in each case to be applied in accordance with the terms of this Agreement.  Upon its acceptance of an Assignment and Acceptance and recording of the information contained therein in the Register pursuant to Section 10.08(e), from and after the effective date of such Assignment and Acceptance, the Administrative Agent shall make all payments hereunder and under the Notes in respect of the interest assigned thereby to each Lender assignee thereunder on a pro rata basis based on the time the assignor and assignee held such assigned interest.

(b)                                             If the Administrative Agent receives funds for application to the Obligations under the Loan Documents under circumstances for which the Loan Documents do not specify the Advances to which, or the manner in which, such funds are to be applied, the Administrative Agent may, but shall not be obligated to, elect to distribute such funds to each Lender ratably in accordance with such Lender’s proportionate share of the principal amount of all outstanding Advances, in repayment or prepayment of such of the outstanding Advances or other Obligations owed to such Lender, and for application to such principal installments, as the Administrative Agent shall direct.

(c)                                              Each Borrower hereby authorizes each Lender, if and to the extent payment owed to such Lender is not made when due hereunder or, in the case of a Lender, under the Note held by such Lender, to charge from time to time against any or all of the Borrowers’ accounts with such Lender any amount so due.  Each of the Lenders hereby agrees to notify the Administrative Agent and the Borrowers promptly after any such setoff and application shall be made by such Lender; provided, however, that the failure to give such notice shall not affect the validity of such charge.

(d)                                             All computations of interest based on the Base Rate shall be made by the Administrative Agent on the basis of a year of 365 or 366 days, as the case may be, and all computations of interest based on the Eurodollar Rate or the Federal Funds Rate and of fees shall be made by the Administrative Agent on the basis of a year of 360 days, as the case may be in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest or fees are payable.  Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

(e)                                              For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360.  In all cases, the rates of interest under this Agreement are nominal rates, and not effective rates or yields.  The principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement.

(f)                                                Except as otherwise provided, whenever any payment hereunder or under the Notes shall be stated to be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of payment of interest or commitment fee, as the case may be; provided, however, that, if such extension would cause payment of interest on or principal of Eurodollar Rate Advances to be made in the next following calendar month, such payment shall be made on the next preceding Business Day.

(g)                                             Unless the Administrative Agent shall have received notice from the Borrowers prior to the date on which any payment is due to any Lender hereunder that the Borrowers will not make such payment in full, the Administrative Agent may assume that the Borrowers have made such payment in full to the Administrative Agent on such date and the Administrative Agent may, in reliance upon such assumption, cause to be distributed to each such Lender on such due date an amount equal to the amount then due such Lender.  If and to the extent the Borrowers shall not have so made such payment in full to the Administrative Agent, each such Lender shall repay to the Administrative Agent forthwith on demand such amount distributed to such Lender together with interest thereon, for each day from the date such amount is distributed to such Lender until the date such Lender repays such amount to the Administrative Agent, at the Federal Funds Rate.

(h)                                             Criminal Code.  If any provision of this Agreement would oblige any Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by that Lender of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with respect to such Borrower with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in a receipt by that Lender of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), as follows:

(i)                                     first, by reducing the amount or rate of interest required to be paid to the affected Lender under Section 2.07; and

(ii)                                  thereafter, by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid to the affected Lender which would constitute interest for purposes of Section 347 of the Criminal Code (Canada).

(i)                                                 Principal, interest, reimbursement obligations, fees, and all other amounts payable under this Agreement and the other Loan Documents to the Secured Parties shall be payable in the currency in which such obligations are denominated.  Unless stated otherwise, all calculations, comparisons, measurements or determinations under this Agreement shall be made in Dollars.  For the purpose of such calculations, comparisons, measurements or determinations, amounts denominated in other currencies shall be converted in the Equivalent Amount of Dollars on the date of calculation, comparison, measurement or determination.

Section 2.13  Taxes.  (a)  Except as otherwise provided herein, any and all payments by any Loan Party to or for the account of any Lender or any Agent hereunder or under any other Loan Document shall be made, in accordance with Section 2.12 or the applicable provisions of such other Loan Document, if any, free and clear of and without deduction for (i) any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding, in the case of each Lender and each Agent, (x) taxes, levies, imposts, deductions, charges or withholdings that are imposed on or measured by its overall net income, its capital and franchise taxes or any similar taxes imposed in lieu thereof, by any jurisdiction including Canada and the United States or any state, province or political subdivision thereof under the laws of which such Lender or such Agent, as the case may be, is organized or in which such Lender or such Agent, as the case may be, is resident or, in the case of each Lender, such Lender’s Applicable Lending Office is located or (y) any branch profit taxes imposed by the United States or Canada (all such taxes, levies, imposts, deductions, charges and withholdings (excluding those referred to in (x) and (y), which are referred to as “Excluded Taxes”) being hereinafter referred to as “Taxes”) or (ii) Other Taxes (as defined below).  If any Loan Party shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder or under any other Loan Document to any Lender or any Agent, subject to Section 2.13(e), 2.13(f) and 2.13(g), (x) the sum payable by such Loan Party shall be increased as may be necessary so that after such Loan Party and the Primary Agent have made all required deductions (including deductions applicable to additional sums payable under this Section 2.13) such Lender or such Agent, as the case may be, receives an amount equal to the sum it would have received had no such deductions been made, (y) such Loan Party shall make all such deductions and (z) such Loan Party shall pay the full amount deducted to the relevant taxing authority or other authority in accordance with applicable law.

(b)                                             In addition, each Loan Party shall pay any present or future stamp, documentary, excise, property, transfer, goods and services, harmonized sale, intangible, mortgage recording or similar taxes, charges or levies that arise from any payment made by such Loan Party hereunder or under any other Loan Documents or from the execution, delivery or registration of, performance under, or otherwise with respect to, this Agreement or the other Loan Documents (hereinafter referred to as “Other Taxes”).

(c)                                              Except as otherwise provided herein, the Loan Parties shall indemnify each Lender and each Agent for and hold them harmless against the full amount of Taxes and Other Taxes imposed on or paid by such Lender or such Agent (as the case may be) and any liability (including penalties, additions to tax, interest and expenses) arising therefrom or with respect thereto and whether or not such Taxes or Other Taxes are correctly or legally imposed or asserted.  This indemnification shall be made within 30 days from the date such Lender or such Agent (as the case may be) makes written demand therefor, which written demand shall be conclusive absent manifest error. Notwithstanding anything in this subsection (c) to the contrary, the Loan Parties shall have the right to contest any Taxes or Other Taxes imposed on or paid by such Lender or such Agent (as the case may be) and such Lender or such Agent (as the case may be) shall provide reasonable cooperation and assistance to the Loan Parties in such contest, provided that: (i) the Lender reasonably determines in good faith that it will not suffer any adverse effect as a result thereof, (ii) all costs of such challenge are at the expense of the Loan Party, and (iii) the Loan Party determines in good faith that there is a reasonable basis to prevail in a challenge of such Taxes or Other Taxes.

(d)                                             Within 45 days after the date of payment of any Taxes, the appropriate Loan Party shall furnish to the Primary Agent, at its address referred to in Section 10.03, either (i) the original or a certified copy of a receipt evidencing any payment of Taxes, to the extent such a receipt has previously been issued therefor, or (ii) if no such receipt is issued, other written proof of payment thereof that is reasonably satisfactory to the Primary Agent.

(e)                                              Each Lender organized under the laws of a jurisdiction outside the United States shall, on or prior to the date of its execution and delivery of this Agreement in the case of each Initial Lender, and on the date of the Assignment and Acceptance pursuant to which it becomes a Lender in the case of each other Lender, and from time to time thereafter as reasonably requested in writing by the Borrowers (but only so long thereafter as such Lender remains lawfully able to do so), provide each of the Co-Administrative Agents and the Borrowers with two properly completed Internal Revenue Service Forms W-8BEN, W-8IMY or W-8ECI, as appropriate, or any successor or other form prescribed by the Internal Revenue Service, certifying that such Lender is exempt from or entitled to a reduced rate of United States withholding tax on payments pursuant to this Agreement or the other Loan Documents.  Alternatively, a Lender claiming the “portfolio interest” exemption shall provide each of the Co-Administrative Agents and the Borrowers with two properly completed Internal Revenue Service Forms W-8BEN or any successor or other form prescribed by the Internal Revenue Service certifying that such Lender is a foreign corporation, partnership, estate or trust and shall provide each of the Co-Administrative Agents and the Borrowers with a written certification that such Lender is not (i) a “bank” (within the meaning of Section 881(c)(3)(A) of the Internal Revenue Code), (ii) a 10-percent shareholder (within the meaning of Section 871(h)(3)(B) of the Internal Revenue Code) of any Loan Party or (iii) a controlled foreign corporation related to the Borrowers (within the meaning of Section 864(d)(4) of the Internal Revenue Code).  If the forms provided by a Lender at the time such Lender first becomes a party to this Agreement indicate a United States interest withholding tax rate in excess of zero, withholding tax at such rate shall be considered excluded from Taxes (and included in Excluded Taxes) unless and until such Lender provides the appropriate forms certifying that a lesser rate applies, whereupon withholding tax at such lesser rate only shall be considered excluded from Taxes for periods governed by such forms; provided, however, that if, at the effective date of the Assignment and Acceptance pursuant to which a Lender becomes a party to this Agreement, the Lender assignor was entitled to payments under subsection (a) of this Section 2.13 in respect of United States withholding tax with respect to interest paid at such date, then, to such extent, the term Taxes shall include (in addition to withholding taxes that may be imposed in the future or other amounts otherwise includable in Taxes) United States withholding tax, if any, applicable with respect to the Lender assignee on such date.  If any form or document referred to in this subsection (e) requires the disclosure of information, other than information necessary to compute the tax payable and information required on the date hereof by Internal Revenue Service Form W-8BEN, W-8IMY, W-8ECI or any successor, or the related certificate described above, that the applicable Lender reasonably considers to be confidential, such Lender shall give notice thereof to the Borrowers and shall not be obligated to include in such form or document such confidential information.

(f)                                                Each Lender organized under the laws of the United States, any State thereof or the District of Columbia shall, on or prior to the date of its execution and delivery of this Agreement in the case of each Initial Lender, and on the date of the Assignment and Acceptance pursuant to which it becomes a Lender in the case of each other Lender, and from time to time thereafter as reasonably requested in writing by the Borrowers (but only so long thereafter as such Lender remains lawfully able to do so), provide each of the Co-Administrative Agents and the Borrowers with two properly completed Internal Revenue Service Forms W-9 or any successor or other form prescribed by the Internal Revenue Service providing such Lender’s taxpayer identification number and certifying that such Lender is exempt from backup withholding.  If any form or document referred to in this subsection (f) requires the disclosure of information, other than information necessary to compute the tax payable and information required on the date hereof by Internal Revenue Service Form W-9 or any successor or other form prescribed by the Internal Revenue Service that the applicable Lender reasonably considers to be confidential, such Lender shall give notice thereof to the Borrowers and shall not be obligated to include in such form or document such confidential information.

(g)                                             For any period with respect to which a Lender has failed or is unable to provide the Borrowers with the appropriate form, certificate or other document described in subsection (e) or (f), as applicable, above (other than if such failure is due to a change in law, or in the interpretation or application thereof, occurring after the date on which a form, certificate or other document originally was required to be provided or if such form, certificate or other document otherwise is not required under subsection (e) or (f), as applicable, above), such Lender shall not be entitled to increased payment or indemnification under subsection (a) or (c) of this Section 2.13 with respect to taxes imposed by the United States by reason of such failure; provided, however, that should a Lender become subject to taxes because of its failure to deliver a form, certificate or other document required hereunder, the Loan Parties shall take such steps as such Lender shall reasonably request to assist such Lender to recover such taxes.

(h)                                             If any Lender determines, in its sole discretion, that it has actually and finally realized by reason of the refund of any Taxes paid or reimbursed by any Loan Party pursuant to subsection (a) or (c) above in respect of payments under the Loan Documents, a current monetary benefit that it would otherwise not have obtained, and that would result in the total payments under this Section 2.13 exceeding the amount needed to make such Lender whole, such Lender shall pay to the Borrowers or other Loan Party, as the case may be, with reasonable promptness following the date on which it actually realizes such benefit, an amount equal to the lesser of the amount of such benefit or the amount of such excess, net of all out-of-pocket expenses in securing such refund; provided that the Loan Party upon the request of the Lender or the Primary Agent is required to repay the amount to the relevant Lender if such refund is subsequently disallowed or denied by such governmental authority.  Nothing herein contained shall interfere with the right of the any Administrative Agent or any Lender to arrange its affairs in whatever manner it thinks best or require the Lender or Administrative Agent to make available its tax returns or any other information with respect to Taxes to the Loan Party or any other Person.

(i)                                                 Anything else in this Section 2.13 to the contrary notwithstanding, no Loan Party shall be required to indemnify any Lender under Section 2.13(c) or to pay any additional amounts to such Lender under Section 2.13(a) for any Tax that becomes payable by such Lender or on account of payments made to such Lender hereunder after a change in such Lender’s Applicable Lending Office that would not have been payable if such change had not occurred, unless (x) such Tax is payable by reason of a change in applicable law or regulation that takes effect after such change, or (y) such change was made at the request of a Loan Party.

Section 2.14  Sharing of Payments, Etc.  Except as otherwise expressly provided herein, if any Lender shall obtain at any time any payment, whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise (other than pursuant to Section 2.11, 2.13, or 10.05), (a) on account of Obligations due and payable to such Lender hereunder and under the Notes at such time in excess of its ratable share (according to the proportion of (i) the amount of such Obligations due and payable to such Lender at such time (other than pursuant to Section 2.11, 2.13, or 10.05) to (ii) the aggregate amount of the Obligations due and payable to all Lenders hereunder and under the Notes at such time) of payments on account of the Obligations due and payable to all Lenders hereunder and under the Notes at such time obtained by all the Lenders at such time or (b) on account of Obligations owing (but not due and payable) to such Lender hereunder and under the Notes at such time (other than pursuant to Section 2.11, 2.13, or 10.05) in excess of its ratable share (according to the proportion of (i) the amount of such Obligations owing to such Lender at such time (other than pursuant to Section 2.11, 2.13, or 10.05) to (ii) the aggregate amount of the Obligations owing (but not due and payable) to all Lenders hereunder and under the Notes at such time) of payments on account of the Obligations owing (but not due and payable) to all Lenders hereunder and under the Notes at such time obtained by all of the Lenders at such time, such Lender shall forthwith purchase from the other Lenders such participations in the Obligations due and payable or owing to them, as the case may be, as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of them; provided, however, that, if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each other Lender shall be rescinded and such other Lender shall repay to the purchasing Lender the purchase price to the extent of such Lender’s ratable share (according to the proportion of (i) the purchase price paid to such Lender to (ii) the aggregate purchase price paid to all Lenders) of such recovery together with an amount equal to such Lender’s  ratable share (according to the proportion of (i) the amount of such other Lender’s required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered.  The Borrowers agree that any Lender so purchasing a participation from another Lender pursuant to this Section 2.14 may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Lender were the direct creditor of the Borrowers in the amount of such participation.

Section 2.15  Use of Proceeds.  The proceeds of the Facility shall only be utilized (a) to repay amounts outstanding under the DIP Credit Facility, (b) to provide financing for working capital and other general corporate purposes of the Parent and certain of its Subsidiaries to the extent permitted by this Agreement, (c) to pay fees and expenses in connection with the Facility, the Revolving Credit Facility and Reorganization Plans and (d) to pay allowed priority claims due on the Closing Date or shortly thereafter, in each case to the extent specified on Schedule 2.15; provided, however, that no amounts shall be paid pursuant to this Section 2.15 for fees and disbursements incurred by any Loan Party in connection with any assertion or prosecution of claims or causes of action against the Agents or any Lender, including, without limitation, (A) any objection to, the contesting in any manner of, or the raising of any defenses to, the validity, perfection, priority or enforceability of the Obligations under this Agreement or the Collateral Agent’s Liens upon the Collateral, or (B) any other rights or interest of the Agents or the Lenders under the Loan Documents but not including assertions or prosecutions of claims and causes of action arising from an Agent’s or a Lender’s failure to perform hereunder; provided, further, that, the proceeds of the Advances shall be available, and each Borrower agrees that it shall use all such proceeds in a manner consistent with the Projections.

Section 2.16  Defaulting Lenders.  (a)  In the event that, at any time, (i) any Lender shall be a Defaulting Lender, (ii) such Defaulting Lender shall owe a Defaulted Advance to the Borrowers and (iii) the Borrowers shall be required to make any payment hereunder or under any other Loan Document to or for the account of such Defaulting Lender, then the Borrowers may, to the fullest extent permitted by applicable law, set off and otherwise apply the Obligation of the Borrowers to make such payment to or for the account of such Defaulting Lender against the obligation of such Defaulting Lender to make such Defaulted Advance.  In the event that, on any date, the Borrowers shall so set off and otherwise apply its obligation to make any such payment against the obligation of such Defaulting Lender to make any such Defaulted Advance on or prior to such date, the amount so set off and otherwise applied by the Borrowers shall constitute for all purposes of this Agreement and the other Loan Documents an Advance by such Defaulting Lender made on the date which such Defaulted Advance was originally required to have been made pursuant to Section 2.01.  Such Advance shall be considered, for all purposes of this Agreement, to comprise part of the Borrowing in connection with which such Defaulted Advance was originally required to have been made pursuant to Section 2.01, even if the other Advances comprising such Borrowing shall be Eurodollar Rate Advances on the date such Advance is deemed to be made pursuant to this subsection (a).  The Borrowers shall notify the Administrative Agent at any time any Borrower exercises its right of set-off pursuant to this subsection (a) and shall set forth in such notice (A) the name of the Defaulting Lender and the Defaulted Advance required to be made by such Defaulting Lender and (B) the amount set off and otherwise applied in respect of such Defaulted Advance pursuant to this subsection (a).  Any portion of such payment otherwise required to be made by the Borrowers to or for the account of such Defaulting Lender which is paid by the Borrowers, after giving effect to the amount set off and otherwise applied by the Borrowers pursuant to this subsection (a), shall be applied by the Administrative Agent as specified in subsection (b) or (c) of this Section 2.16.  No Lender that is not a Defaulting Lender shall be responsible for the failure of any Defaulting Lender to make an Advance, purchase a participation or make any other payment required under this Agreement.

(b)                                             In the event that, at any time, (i) any Lender shall be a Defaulting Lender, (ii) such Defaulting Lender shall owe a Defaulted Amount to the Administrative Agent or any of the other Lenders and (iii) the Borrowers shall make any payment hereunder or under any other Loan Document to the Administrative Agent for the account of such Defaulting Lender, then the Administrative Agent may, on its behalf or on behalf of such other Lenders and to the fullest extent permitted by applicable law, apply at such time the amount so paid by any Borrower to or for the account of such Defaulting Lender to the payment of each such Defaulted Amount to the extent required to pay such Defaulted Amount.  In the event that the Administrative Agent shall so apply any such amount to the payment of any such Defaulted Amount on any date, the amount so applied by the Administrative Agent shall constitute for all purposes of this Agreement and the other Loan Documents payment, to such extent, of such Defaulted Amount on such date.  Any such amount so applied by the Administrative Agent shall be retained by the Administrative Agent or distributed by the Administrative Agent to such other Lenders, ratably in accordance with the respective portions of such Defaulted Amounts payable at such time to the Administrative Agent and such other Lenders and, if the amount of such payment made by the Borrowers shall at such time be insufficient to pay all Defaulted Amounts owing at such time to the Administrative Agent and the other Lenders, in the following order of priority:

(A)                              first, to the Administrative Agent for any Defaulted Amount then owing to the Administrative Agent in its capacity as Administrative Agent; and

(B)                                second, to any Lenders for any Defaulted Amounts then owing to such Lenders, ratably in accordance with such respective Defaulted Amounts then owing to such Lenders.

Any portion of such amount paid by the Borrowers for the account of such Defaulting Lender remaining, after giving effect to the amount applied by the Administrative Agent pursuant to this subsection (b), shall be applied by the Administrative Agent as specified in subsection (c) of this Section 2.16.

(c)                                              In the event that, at any time, (i) any Lender shall be a Defaulting Lender, (ii) such Defaulting Lender shall not owe a Defaulted Advance or a Defaulted Amount and (iii) the Borrowers, the Administrative Agent or any other Lenders shall be required to pay or distribute any amount hereunder or under any other Loan Document to or for the account of such Defaulting Lender, then the Borrowers or such other Lender shall pay such amount to the Administrative Agent to be held by the Administrative Agent, to the fullest extent permitted by applicable law, in escrow or the Administrative Agent shall, to the fullest extent permitted by applicable law, hold in escrow such amount otherwise held by it.  Any funds held by the Administrative Agent in escrow under this subsection (c) shall be deposited by the Administrative Agent in an account with CS, in the name and under the control of the Administrative Agent, but subject to the provisions of this subsection (c).  The terms applicable to such account, including the rate of interest payable with respect to the credit balance of such account from time to time, shall be CS’s standard terms applicable to escrow accounts maintained with it.  Any interest credited to such account from time to time shall be held by the Administrative Agent in escrow under, and applied by the Administrative Agent from time to time in accordance with the provisions of, this subsection (c).  The Administrative Agent shall, to the fullest extent permitted by applicable law, apply all funds so held in escrow from time to time to the extent necessary to make any Advances required to be made by such Defaulting Lender and to pay any amount payable by such Defaulting Lender hereunder and under the other Loan Documents to the Administrative Agent or any other Lender, as and when such Advances or amounts are required to be made or paid and, if the amount so held in escrow shall at any time be insufficient to make and pay all such Advances and amounts required to be made or paid at such time, in the following order of priority:

(A)                              first, to the Administrative Agent for any amount then due and payable by such Defaulting Lender to the Administrative Agent hereunder in its capacity as Administrative Agent; and

(B)                                second, to the Borrowers for any Advance then required to be made by such Defaulting Lender pursuant to a Commitment of such Defaulting Lender.

In the event that any Lender that is a Defaulting Lender shall, at any time, cease to be a Defaulting Lender, any funds held by the Administrative Agent in escrow at such time with respect to such Lender shall be distributed by the Administrative Agent to such Lender and applied by such Lender to the Obligations owing to such Lender at such time under this Agreement and the other Loan Documents ratably in accordance with the respective amounts of such Obligations outstanding at such time.

(d)                                             The rights and remedies against a Defaulting Lender under this Section 2.16 are in addition to other rights and remedies that the Borrowers may have against such Defaulting Lender with respect to any Defaulted Advance and that the Administrative Agent or any Lender may have against such Defaulting Lender with respect to any Defaulted Amount.

Section 2.17  Evidence of Debt.  The Advances made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business.  The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Advances made by the Lenders to the Borrowers and the interest and payments thereon.  Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrowers hereunder to pay any amount owing with respect to the Obligations.  In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.  Upon the request of any Lender made through the Administrative Agent, the Borrowers shall execute and deliver to such Lender (through the Administrative Agent) a Note, which shall evidence such Lender’s Advances in addition to such accounts or records.  Each Lender may attach schedules to its Note and endorse thereon the date, amount and maturity of its Advances and payments with respect thereto.

Section 2.18  Replacement of Certain Lenders.  In the event a Lender (an “Affected Lender”) shall have (a) become a Defaulting Lender under Section 2.16, (b) requested compensation from the Borrowers under Section 2.13 with respect to Taxes or Other Taxes or with respect to increased costs or capital or under Section 2.11 or other additional costs incurred by such Lender which, in any case, are not being incurred generally by the other Lenders, (c) delivered a notice pursuant to Section 2.11(d) claiming that such Lender is unable to extend Eurodollar Rate Advances to the Borrowers for reasons not generally applicable to the other Lenders, or (d) failed to consent to any proposed amendment or waiver with respect to this Agreement or the other Loan Documents requiring the consent of all the Lenders or all affected Lenders as to which the Required Lenders have provided consent, then, in any such case, the Borrowers or the Administrative Agent may make written demand on such Affected Lender (with a copy to the Administrative Agent in the case of a demand by the Borrowers and a copy to the Borrowers in the case of a demand by the Administrative Agent) for the Affected Lender to assign, and such Affected Lender shall use commercially reasonable efforts to assign pursuant to one or more duly executed Assignments and Acceptances 5 Business Days after the date of such demand, to one or more financial institutions that comply with the provisions of Section 10.08 which the Borrowers or the Administrative Agent, as the case may be, shall have engaged for such purpose (a “Replacement Lender”), all of such Affected Lender’s rights and obligations under this Agreement and the other Loan Documents (including, without limitation, its Commitment and all Advances owing to it hereunder) in accordance with Section 10.08.  The Administrative Agent is authorized to execute one or more of such Assignment and

Acceptances as attorney-in-fact for any Affected Lender failing to execute and deliver the same within 5 Business Days after the date of such demand.  Further, with respect to such assignment, the Affected Lender shall have concurrently received, in cash, all amounts due and owing to the Affected Lender hereunder or under any other Loan Document; provided that the amounts received by such Affected Lender with respect to a repayment pursuant to clause (d) above shall, during the period from the Closing Date through the second anniversary of the Closing Date, be accompanied by a premium in an amount equal to 1.00% of the principal amount of the Advances of such Lender outstanding on such date; provided further that upon such Affected Lender’s replacement, such Affected Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.10 and 10.05, as well as to any fees accrued for its account hereunder and not yet paid, and shall continue to be obligated under Section 7.07 with respect to losses, obligations, liabilities, damages, penalties, actions, judgments, costs, expenses or disbursements for matters which occurred prior to the date the Affected Lender is replaced.

Section 2.19  Currency Indemnity.  (a)  If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Agreement or any other Loan Document, it becomes necessary to convert into a particular currency (the “Judgment Currency”) any amount due under this Agreement or under any other Loan Document in any currency other than the Judgment Currency (the “Currency Due”), then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given.  For this purpose “rate of exchange” means the rate at which the Administrative Agent is able, on the relevant date, to purchase the Currency Due with the Judgment Currency in accordance with its normal practice at its head office in Toronto, Ontario, or New York, New York.  In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of receipt by the Administrative Agent of the amount due, the Borrowers will, on the date of receipt by the Administrative Agent, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by the Administrative Agent on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Administrative Agent is the amount then due under this Agreement or such other Loan Document in the Currency Due.  If the amount of the Currency Due which the Administrative Agent is so able to purchase is less than the amount of the Currency Due originally due to it, the Borrowers shall indemnify and save the Administrative Agent and the Lenders harmless from and against all loss or damage arising as a result of such deficiency.  This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Agreement and the other Loan Documents, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Administrative Agent from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Agreement or any other Loan Document or under any judgment or order.

ARTICLE III

CONDITIONS TO EFFECTIVENESS

Section 3.01  Conditions Precedent to Effectiveness.  This Agreement shall become effective on and as of the first date (the “Closing Date”), on or before July 21, 2009, on which the following conditions precedent have been satisfied (and the obligation of each Lender to make Advances is subject to the satisfaction of the following conditions precedent) subject to Section 5.01(v):

(a)                                  The Primary Agent shall have received on or before the Closing Date the following, each dated such day (unless otherwise specified), in form and substance reasonably satisfactory to the Initial Lenders (unless otherwise specified) and (except for the Notes) in sufficient copies for each Initial Lender:

(i)                                     The Notes payable to the order of the Lenders to the extent requested in accordance with Section 2.17.

(ii)                                  Certified copies of the resolutions of the Boards of Directors of each Borrower and each Guarantor approving the execution and delivery of this Agreement, the Loan Documents and of all documents evidencing other necessary constitutive action and, if any, required governmental and the third party approvals and consents, if any (including, without limitation, receipt of each third party approval and consent referred to on Schedule 4.01(f)), with respect to this Agreement and each other Loan Document.

(iii)                               A copy of the charter or other constitutive document of each Borrower and each Guarantor and each amendment thereto, certified as of a recent date, by the Secretary of State or equivalent governmental authority of the jurisdiction of its incorporation or organization, as the case may be, thereof as being a true, correct and complete copy thereof.

(iv)                              A certificate and/or certificates of each Borrower and each Guarantor signed on behalf of such Borrower and such Guarantor, respectively, by its President,  Chief Executive Officer, Chief Financial Officer or Treasurer and its Secretary or any Assistant Secretary, dated the Closing Date (the statements made in which certificate shall be true on and as of the Closing Date), certifying as to (A) the accuracy and completeness of the charter of such Borrower or such Guarantor and the absence of any changes thereto; (B) the accuracy and completeness of the bylaws or equivalent governing documents of such Borrower or such Guarantor as in effect on the date on which the resolutions of the board of directors (or persons performing similar functions) of such Person referred to in Section 3.01(a)(ii) were adopted and the absence of any changes thereto (a copy of which shall be attached to such certificate); (C) the good standing (or equivalent) of each Borrower and each Guarantor (and attaching a certificate of good standing (or equivalent, if applicable) certified as of a recent date, by the Secretary of State (or equivalent governmental authority) of the jurisdiction of its incorporation or organization, as the case may be (or equivalent governmental authority, as applicable), (D) the absence of any proceeding known to be pending for the dissolution, liquidation or other termination of the existence of any Borrower or any Guarantor; (E) the accuracy in all material respects of the representations and warranties made by any Borrower or such Guarantor in the Loan Documents to which it is or is to be a party as though made on and as of the Closing Date, before and after giving effect to all of the Borrowings to be made on such date, to the application of proceeds, if any, therefrom, and to the consummation of the transactions contemplated hereby; (F) the absence of any event occurring and continuing, or resulting from any of the Borrowings to be made on the Closing Date or the application of proceeds, if any, therefrom or any other transactions contemplated hereby, that would constitute a Default or Event of Default, and (G) in a certificate executed by the President, Chief Executive Officer or Chief Financial Officer, the Guarantors hereunder as of the Closing Date constitute all of the guarantors required by the Guaranty Coverage Test as of the Closing Date.

(v)                                 A certificate of the Secretary or an Assistant Secretary of each Borrower and each Guarantor certifying the names and true signatures of the officers of such

Borrower and such Guarantor, respectively, authorized to sign this Agreement and the other documents to be delivered hereunder.

(vi)                              The Primary Agent and the Primary Collateral Agent shall have received this Agreement and each of the Loan Documents (including, without limitation, the Guaranties, the Intercreditor Agreement and each Collateral Document, but other than Secured Hedge Agreements), each executed and delivered by a duly authorized officer of each Loan Party and each other party thereto, which shall be in full force and effect; provided that no guaranty shall be required to be delivered prior to or on the Closing Date that is not required pursuant to the Guaranty Coverage Test, together with the following:

(A)  subject to the Intercreditor Agreement, such certificates representing the Initial Pledged Equity of entities referred to on Schedule I to the Security Agreement, accompanied by undated stock powers, duly executed in blank, and such instruments evidencing the Initial Pledged Debt referred to on Schedule I to the Security Agreement, duly indorsed in blank,

(B) proper financing statements (Form UCC-1 or a comparable form) and equivalent registration statements under the UCC or the PPSA of all jurisdictions that the Initial Lenders may deem necessary or desirable in order to perfect and protect the liens, hypothecs and security interest created or purported to be created under the Security Agreement, covering the Collateral described therein, in each case completed in a manner reasonably satisfactory to the Primary Collateral Agent, and

(C) evidence of insurance (together with a customary insurance broker’s letter) as reasonably requested by the Initial Lenders, which shall include, without limitation, evidence that such insurance policies (i) name the Loan Parties and the Primary Collateral Agent as insured parties thereunder (without any representation or warranty by or obligation upon the Primary Collateral Agent) as their interests may appear, (ii) contain the agreement by the insurer that any loss thereunder shall be payable to the Primary Collateral Agent notwithstanding any action, inaction or breach of representation or warranty by such Loan Party, (iii) provide that there shall be no recourse against the Primary Collateral Agent for payment of premiums or other amounts with respect thereto and (iv) provide that at least 10 days’ prior written notice of cancellation or of lapse shall be given to the Primary Collateral Agent by the insurer.

(vii)                           [Intentionally Omitted.]

(viii)                        An intellectual property security agreement in substantially the form of Exhibit B to the Security Agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Intellectual Property Security Agreement”), duly executed by each Loan Party and each other party thereto, together with evidence that all actions that the Initial Lenders may deem reasonably necessary or desirable in order to perfect and protect the liens and security interests created under the Intellectual Property Security Agreement have been taken or will be taken in accordance with the terms of the Loan Documents.

(ix)                                evidence that all actions that the Initial Lenders may deem reasonably necessary or desirable in order to perfect and protect the liens, hypothecs and security interests created under each Collateral Document (including, without limitation, each Pledge Agreement) have been taken in accordance with the terms of the Loan Documents.

(x)                                   [Intentionally Omitted].

(xi)                                A favorable opinion of (A) Arnold & Porter LLP, counsel to the Loan Parties, in substantially the form of Exhibit D-1 hereto, and addressing such other matters as the Initial Lenders may reasonably request, (B) Ogilvy Renault LLP, Canadian counsel to the Loan Parties in Ontario and Quebec, in substantially the form of Exhibit D-2 hereto, and addressing such other matters as the Initial Lenders may reasonably request, (C) Clark Wilson LLP, Canadian counsel in British Columbia to the Loan Parties, in substantially the form of Exhibit D-3 hereto, and addressing such other matters as the Initial Lenders may reasonably request, (D) Fraser Milner Casgrain LLP, Canadian counsel in Alberta to the Loan Parties, in substantially the form of Exhibit D-4 hereto, and addressing such other matters as the Initial Lenders may reasonably request, (E) Stewart McKelvey, Canadian counsel in Nova Scotia to the Loan Parties, in substantially the form of Exhibit D-5 hereto and (F) Murtha Cullina LLP, Connecticut counsel to the Loan Parties, in substantially the form of Exhibit D-6 hereto, and addressing such other matters as the Initial Lenders may reasonably request, and such other favorable opinions of counsel the Initial Lenders may reasonably request with respect to any Collateral Documents governed by laws other than the United States or Canada and addressing such other matters as the Initial Lenders may reasonably request.

(xii)                             Canadian Mortgages.  Deeds of hypothec or mortgages covering the properties listed on Schedule 3.01(a)(xii) (together with the charge over or assignment of leases and rents referred to therein, in each case as amended, the “Canadian Mortgages”), duly executed by the appropriate Loan Party, together with:

(A)                              evidence that counterparts of the Canadian Mortgages have been duly executed and delivered in form suitable for filing or recording, in all filing or recording offices that the Lead Arrangers may deem necessary or desirable in order to create a valid first and subsisting Lien (except for Permitted Liens) on the property described therein in favor of the Primary Collateral Agent for the benefit of the Secured Parties and that all filing and recording taxes and fees have been paid,

(B)                                fully paid title insurance policies (paid with the proceeds of the initial Advance hereunder) with First Canadian Title Insurance (the “Mortgage Policies”) in form and substance, with endorsements and in amount acceptable to the Lead Arrangers, issued, coinsured and reinsured by title insurers acceptable to the Lead Arrangers, insuring the Canadian Mortgages to be valid first and subsisting Liens on the property described therein, free and clear of all defects (including, but not limited to, mechanics’ and materialmen’s Liens or other legal hypothecs) and encumbrances, excepting only Permitted Liens, and providing for such other affirmative insurance (including endorsements for future advances under the Loan Documents and for mechanics’ and materialmen’s Liens) and such coinsurance and direct access reinsurance as the Lead Arrangers may deem necessary or desirable,

(C)                                evidence of the insurance required hereunder.

(b)                                 New Unsecured Notes.  The Primary Agent and the Lead Arrangers shall have received a true and correct copy of each document delivered or executed in connection with respect to the issuance of the New Unsecured Notes. The terms of the New Unsecured Notes will provide that cash interest shall not be payable thereon except as permitted under this Agreement. Each such document and the New Unsecured Notes shall  be in form and substance satisfactory to the Primary Agent and the Lead Arrangers.

(c)                                  Class A Preferred Shares.  The Primary Agent and the Lead Arrangers shall have received a true and correct copy of each document delivered or executed in connection with respect to the issuance of the Class A Preferred Shares. The terms of the Class A Preferred Shares will provide that cash dividends shall not be payable thereon except as permitted under this Agreement. Each such document and the Class A Preferred Shares shall  be in form and substance satisfactory to the Primary Agent and the Lead Arrangers.

(d)                                 Payment of Fees and Expenses.  The Borrowers shall have paid all accrued fees and expenses of the Lead Arrangers, the Administrative Agent, the Collateral Agent and the Initial Lenders including all out-of-pocket expenses for which invoices have been presented (including reasonable fees, disbursements and other charges of counsel and other advisors to the Administrative Agent, the Collateral Agent and the Lead Arrangers on the Closing Date).  All such amounts shall be paid substantially simultaneously with the initial funding with proceeds of Advances made on the Closing Date and will be reflected in the funding instructions given by the Borrowers to the Administrative Agent and the Primary Collateral Agent on or before the Closing Date.

(e)                                  PATRIOT Act; AML Legislation.  The Lenders shall have received, to the extent requested, on or before the date which is five (5) Business Days prior to the Closing Date, all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations including the PATRIOT Act and AML Legislation.

(f)                                    Delivery of Financials.  Delivery of balance sheets, income statements, pro forma statements, projections, forecasts and other financial statements in form and substance satisfactory to the Lead Arrangers, including, without limitation, (i) the audited Consolidated balance sheet of the Parent and its Subsidiaries as at December 31, 2008 and the related audited Consolidated statements of income and cash flows of the Parent and its Subsidiaries for the Fiscal Year then ended, (ii) the unaudited Consolidated balance sheet of the Parent and its Subsidiaries as at March 31, 2009 and the related unaudited Consolidated statements of income and cash flows of the Parent and its Subsidiaries for the Fiscal Quarter then ended, (iii) projections on a monthly basis through 2009 showing projected availability under the Revolving Credit Facility, (iv) a Thirteen Week Forecast detailing the Borrowers’ anticipated cash receipts and disbursements, and (v) any such or comparable items delivered with respect to the Revolving Credit Facility to any arranger or any agent thereunder.

(g)                                 Security Interests; Lien Searches.  Subject to the Intercreditor Agreement, the Primary Collateral Agent (i) shall have a perfected security interest for the benefit of the Secured Parties in the Collateral (free and clear of all Liens other than the Liens under the this Agreement and other Permitted Liens); (ii) shall have received satisfactory results of lien and judgment searches in each of the jurisdictions where the Borrowers and the Guarantors are organized and where assets of the Borrowers and the Guarantors are located (with respect to Foreign Guarantors, including, but not limited to, the District of Columbia), and such search shall reveal no liens or encumbrances on any of the assets of the Borrowers or Guarantors except for liens and encumbrances permitted by Section 5.02(a) or discharged on or prior to the Closing Date pursuant to documentation reasonably satisfactory to the Lead Arrangers; and (iii) shall have received evidence that all other action that the Primary Agent may deem necessary or desirable in order to perfect and protect the first priority liens and security interests and second priority liens and security interests, as the case may be, created under the Security Agreement has been taken (including, without limitation, receipt of duly executed pay-off letters, UCC-3 termination statements (or equivalent thereof) and landlords’ and bailees’ waiver and consent agreements, in each case in form and substance satisfactory to the Primary Agent and the Primary Collateral Agent).

(h)                                 Revolving Credit Facility.  The Revolving Facility Credit Agreement shall have been executed and delivered and shall be in form and substance satisfactory to the Primary Agent and the Lead Arrangers and a certified executed copy thereof and of the other “Loan Documents” (as defined in the Revolving Facility Credit Agreement) shall have been delivered to the Primary Agent and the Lead Arrangers.  The Revolving Facility Credit Agreement and the obligation of the “Lenders” thereunder to make “Advances” as defined therein shall become effective simultaneously with the Closing Date of the Facility. The Primary Agent shall have received copies of all certificates, instruments, notices, financial statements and other documents and information required to be delivered as conditions precedent to effectiveness or funding pursuant to the Revolving Facility Credit Agreement (to the extent not already delivered pursuant to Section 3.01).

(i)                                     Solvency.  After giving effect to the consummation of the Reorganization Plans and the restructuring transactions contemplated thereby, the Loan Parties, on a Consolidated basis, are Solvent.

(j)                                     Equity Interests; Intercompany Promissory Notes.  Subject to the Intercreditor Agreement, the Primary Collateral Agent shall have received (i) all intercompany promissory notes and such other instruments evidencing the Initial Pledged Debt referred to on Schedule I to the Security Agreement, duly indorsed in blank, and (ii) such certificates representing the Initial Pledged Equity of entities referred to on Schedule I to the Security Agreement, accompanied by undated stock powers, duly executed in blank.

(k)                                  Payoff Letter.  The Primary Agent shall have received a duly executed and delivered payoff letter which shall, among other things, confirm release of security interests with respect to the DIP Credit Facility and authorize the Primary Collateral Agent to file UCC-3 termination statements and equivalent forms under the applicable jurisdiction, in each case with respect to the DIP Credit Facility, together with any related releases of security interests that the Primary Collateral Agent shall reasonably request.

(l)                                     Miscellaneous.  The Administrative Agent shall have received such other documents, instruments, approvals, certificates and information as it shall reasonably request.

(m)                               Receipt of Credit Ratings.  The Primary Agent shall have received (i) a public corporate rating from S&P and (ii) a public corporate family rating from Moody’s, in each case for the Borrowers (the “Corporate Ratings”).

(n)                                 Confirmation Orders; Reorganization Plans.

(i)                                     The U.S. Bankruptcy Court shall have entered an order in form and substance satisfactory to the Primary Agent and the Lenders (the “U.S. Confirmation

Order”) confirming a Chapter 11 plan of reorganization for the Chapter 11 Debtors pursuant to Section 1129 of the Bankruptcy Code (the “U.S. Reorganization Plan”) and the Canadian Bankruptcy Court shall have entered an order in form and substance satisfactory to the Administrative Agent and the Lenders (the “Canadian Sanction Order” and together with the U.S. Confirmation Order, the “Confirmation Orders”) sanctioning the plan of reorganization and compromise for the CCAA Debtors pursuant to Section 6 of the CCAA and Section 191 of the CBCA (the “Canadian Reorganization Plan” and collectively with the U.S. Reorganization Plan, the “Reorganization Plans”), and such Confirmation Orders shall have become Final Orders (other than with respect to any material appeals reasonably consented to by the Primary Agent and the Lead Arrangers and except as otherwise waived by the Borrowers, the other required parties pursuant to each Reorganization Plan, and the Primary Agent).

(ii)                                  Each of the Reorganization Plans shall be in form and substance satisfactory to the Lenders and the Lead Arrangers (together with all exhibits and other attachments thereto, the “Plan Documents”).  The Reorganization Plans each shall contain a provision that such Reorganization Plan shall become effective contemporaneously with the Closing Date of the Facility and the making of the Advances thereunder.

(iii)                               Each of the Confirmation Orders shall be in form and substance reasonably satisfactory to the Lenders and the Lead Arrangers, shall have been issued and entered on the docket of the U.S. Bankruptcy Court and the Canadian Bankruptcy Court, as the case may be, in full force and effect, shall not have been stayed, reversed, vacated or otherwise modified in any respect that is, in the determination of the Lead Arrangers in their sole discretion, materially adverse to the rights or interests of the Lenders, and shall authorize and approve the Facility (including the full amount of the Facility) and the Revolving Credit Facility (including the full amount of the Revolving Credit Facility) and the making of the Advances and of the advances under the Revolving Facility Credit Agreement, the granting of the security interests, hypothecs, charges, claims and liens as set forth in the Security Agreement, and the payment of all fees provided for pursuant to and in respect of the Facility.

(iv)                              The transactions contemplated by each of the Reorganization Plans shall have been concluded on the Closing Date and substantially contemporaneously with the initial funding of the Facility on the Closing Date, with the exception of such transactions contemplated by the terms of the Plan to occur after the Closing Date.

(v)                                 Each of the Reorganization Plans shall have been consummated and be effective without waiver by any of the Debtors of any condition of any Reorganization Plan or any related transaction without the prior written consent of the Lenders and the Lead Arrangers, each in their reasonable discretion, and each of the documents to be entered into in connection with each Reorganization Plan shall be satisfactory to the Primary Agent and the Lead Arrangers.

(vi)                              The monitor under the CCAA Cases shall have issued and filed with the Canadian Bankruptcy Court a certificate confirming that the monitor has been informed that all conditions for implementation of the Canadian Reorganization Plan have been satisfied or waived.

(o)                                 Pre-existing Debt.  The Administrative Agent shall be satisfied (i) that all pre-existing indebtedness other than pre-existing indebtedness permitted hereunder set forth on Schedule 5.02(b) of the Borrowers and their respective subsidiaries shall have, contemporaneously with the initial financing of the Facility, been repaid, redeemed or defeased in full or otherwise satisfied and extinguished, all commitments relating thereto shall have been terminated and all Liens or security interests related thereto shall have been terminated, vested or released and (ii) that all pre-existing indebtedness of the Debtors and all pre-petition and pre-filing claims and other claims against the Debtors shall have been compromised or otherwise provided for in accordance with the terms of each of the Reorganization Plans, all commitments relating thereto shall have been terminated and all Liens or security interests related thereto shall have been terminated, vested or released, in each case on terms reasonably satisfactory to the Lead Arrangers, and no other pre-petition or pre-filing or post-petition or post-filing indebtedness or other claims against the Debtors shall remain outstanding except as specifically provided for in each Reorganization Plan.

(p)                                 No Material Adverse Effect.  Since December 31, 2008, no event, development, circumstance or change shall have occurred that has had, or could reasonably be expected to have, a Material Adverse Effect.

(q)                                 Cash Management System.  The Primary Agent shall be satisfied in their reasonable discretion with the cash management system of the Loan Parties.

(r)                                    Issuance of Tax Rulings.  Each Tax Ruling shall have been issued and shall be in form and substance manner satisfactory to the Loan Parties and reasonably satisfactory to the Lead Arrangers.

(s)                                  ERISA, Canadian Pension Plan.  The Lead Arrangers shall be reasonably satisfied with the scope, amount and nature of all ERISA, Canadian Pension Plan and other pension liabilities and obligations of the Loan Parties, including the treatment of any such liabilities and obligations of the Debtors under each Reorganization Plan.

(t)                                    Pension, Capital Structure, Taxes.  The Lead Arrangers shall be reasonably satisfied with the pension, corporate, capital and tax structure and with the tax treatment (with respect to corporate and capital taxes) of the Borrowers and their respective Subsidiaries following implementation of each Reorganization Plan, and such pension, corporate, capital and tax structure shall be as set forth in (i) the Third Amended Joint Plan of Reorganization of Quebecor World (USA) Inc. and Certain Affiliated Debtors and Debtors-in-Possession, the exhibits attached thereto, and the Third Amended Disclosure Statement with respect to Joint Plan of Reorganization of Quebecor World (USA) Inc. and Certain Affiliated Debtors and Debtors-in-Possession, in each case in the form filed with the U.S. Bankruptcy Court on May 18, 2009 and (ii) the Plan of Reorganization and Compromise of Quebecor World Inc., the exhibit attached thereto and the Notice of Meeting and Information Circular to a Plan of Reorganization and Compromise, in each case in the form filed with the Canadian Bankruptcy Court on May 18, 2009.

Section 3.02  Conditions Precedent to Borrowing.  The obligation of each Lender to make an Advance hereunder shall be subject to the further conditions precedent that on the date of the Borrowing the following statements shall be true (and each of the giving of the Notice of Borrowing and the acceptance by any Borrower of the proceeds of such Borrowing shall constitute a representation and warranty by each Borrower that both on the date of such notice and on the date of such Borrowing such statements are true):

(a)                                  the representations and warranties contained in each Loan Document are correct in all material respects on and as of such date, before and after giving effect to such Borrowing and to the application of the proceeds therefrom, as though made on and as of such date, other than any such representations or warranties that, by their terms, refer to a specific date other than the date of such Borrowing in which case as of such specific date;

(b)                                 no event has occurred and is continuing, or would result from such Borrowing or from the application of the proceeds therefrom, if any, therefrom, that constitutes a Default or Event of Default;

(c)                                  the Administrative Agent shall have received a Notice of Borrowing with respect to such Borrowing as required by Section 2.02;

(d)                                 the Borrowers shall have paid to the Administrative Agent, the Collateral Agent and the Lead Arrangers the then unpaid balance of all accrued and unpaid fees of the Administrative Agent, the Collateral Agent and the Lead Arrangers, and the reasonable fees and out-of-pocket expenses of counsel to the Administrative Agent, the Collateral Agent and the Lead Arrangers as to which invoices have been issued; and

(e)                                  the conditions set forth in Section 3.01 shall have been satisfied.

Section 3.03  Determinations Under Sections 3.01 and 3.02.  For purposes of determining compliance with the conditions specified in Sections 3.01 and 3.02, each Lender shall be deemed to have consented to, approved or accepted or to be satisfied with each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to the Lenders unless an officer of the Administrative Agent responsible for the transactions contemplated by the Loan Documents shall have received notice from such Lender prior to the Closing Date specifying its objection thereto, and if a Borrowing occurs on the Closing Date, such Lender shall not have made available to the Administrative Agent such Lender’s ratable portion of such Borrowing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

Section 4.01  Representations and Warranties of the Loan Parties.  Each Loan Party represents and warrants as follows:

(a)                                  Organization; Qualification; Authority.  Each of the Borrowers and their respective Subsidiaries (i) is a corporation, partnership, limited liability company or other organization duly organized, validly existing and in good standing (or to the extent such concept is applicable to a non-United States or non-Canadian entity, the functional equivalent thereof) under the laws of the jurisdiction of its incorporation or formation except where the failure to be in good standing (or the functional equivalent), individually or in the aggregate, would not have a Material Adverse Effect, (ii) is duly qualified as a foreign corporation (or other entity) and in good standing (or the functional equivalent thereof, if applicable) in each other jurisdiction in which it owns or leases property or in which the conduct of its business requires it to so qualify or be licensed, except where the failure to so qualify or be licensed and in good standing (or the functional equivalent thereof, if applicable), individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, and (iii) has all requisite power and authority (including, without limitation, all governmental licenses, permits and other approvals) to own or lease and operate its properties and to carry on its business as now conducted and as proposed to be conducted.

(b)                                 Capital Stock.  As of the Closing Date, all of the outstanding capital stock of each Loan Party (other than any Borrower) has been validly issued, is fully paid and non-assessable and is owned by the Persons listed on Schedule 4.01 hereto in the percentages specified on Schedule 4.01 hereto free and clear of all Liens, except those created under the Collateral Documents or otherwise permitted under Section 5.02(a) hereof.

(c)                                  Properties.  As of the Closing Date, each of the Loan Parties has good and marketable title (subject only to Permitted Liens) to the properties shown to be owned by the Loan Parties on the Borrowers’ balance sheet as of March 31, 2009.  Each of the Loan Parties owns and has on the date hereof good and marketable title or subsisting leasehold interest subject to Permitted Liens to, and enjoys on the date hereof peaceful and undisturbed possession of, all such material properties that are necessary for the operation and conduct of its business.  There are no Liens of any nature whatsoever on any assets of any Loan Party other than:  (i) Liens granted pursuant to this Agreement; (ii) other Liens in existence on the Closing Date (A) as reflected on Schedule 4.01(c) or (B) as reflected in the Post-Closing Letter referenced in clause (vi) of Section 5.01(v), which Liens referred to in this clause (B) either (x) are permitted under Section 5.02(a) or (y) will be released and discharged by the dates specified in the Post-Closing Letter; (iii) other Permitted Liens and Liens permitted by Section 5.02(a)(iv) and (v); and (iv) Liens for current unpaid property taxes in an aggregate amount not in excess of $3,000,000.  Schedule 4.01(c), together with the schedule set forth in the Post-Closing Letter, set forth a complete and correct list of all Liens in existence as of the Closing Date with respect to any Loan Party.  No Loan Party is party to any contract, agreement, lease or instrument entered into on or before the Closing Date the performance of which, either unconditionally or upon the happening of an event, will result in or require the creation of a Lien that is not a Permitted Lien or a Lien permitted by Section 5.02(a)(iv) or (v) on any assets of such Loan Party in violation of this Agreement.

(d)                                 Subsidiaries.  (i) Set forth on Schedule 4.01(d)(i) hereto is a complete and accurate list of all Subsidiaries of each Borrower, showing as of the Closing Date (as to each such Subsidiary) the jurisdiction of its incorporation or organization, as the case may be, and the percentage of the Equity Interests owned (directly or indirectly) by each such Borrower or its respective Subsidiaries, and, in addition with respect to each Loan Party, such Loan Party’s exact legal name, location, chief executive office, type of organization and organizational identification number.

(ii)                                  Schedule 4.01(d)(ii) sets forth all Excluded Subsidiaries and each such Excluded Subsidiary is an inactive entity and no such Excluded Subsidiary holds or own any assets that are not de minimis.

(e)                                  The execution, delivery and performance by each Loan Party of this Agreement, the Notes and each other Loan Document to which it is or is to be a party, and the consummation of each aspect of the transactions contemplated hereby, are within such Loan Party’s constitutive powers, have been duly authorized by all necessary constitutive action, and do not (i) contravene such Loan Party’s constitutive documents, (ii) violate any applicable law (including, without limitation, the Securities Exchange Act of 1934, ERISA, AML Legislation and the PATRIOT Act), rule, regulation (including, without limitation, Regulation X of the Board of Governors of the Federal Reserve System), order, writ, judgment, injunction, decree, determination or award, (iii) conflict with or result in the breach of, or constitute a default under, any contract, loan agreement, indenture, mortgage, deed of trust, lease or other instrument binding on or affecting any Loan Party, or any of their properties entered into by such Loan Party, or (iv) except for the Liens created under the Loan Documents, result in or require the creation or imposition of any Lien upon or with respect to any of the properties of any Loan Party or any of its Subsidiaries.

(f)                                    Except for the Confirmation Orders, filings or recordings of or pursuant to the Collateral Documents, filings or recordings already made or to be made pursuant to any federal law, rule or regulation or filings or recordings to be made in any jurisdiction outside of the United States, no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or any other third party, except for the authorizations, approvals, actions, notices and filings listed on Schedule 4.01(f) hereto, all of which have been duly obtained, taken, given or made and are in full force and effect, is required for (i) the due execution, delivery, recordation, filing or performance by any Loan Party of this Agreement, the Notes or any other Loan Document to which it is or is to be a party, or for the consummation of each aspect of the transactions contemplated hereby, (ii) the grant by any Loan Party of the Liens granted by it pursuant to the Collateral Documents, (iii) the validity, priority, perfection or maintenance of the Liens created under the Collateral Documents or (iv) the exercise by the Administrative Agent or any Lender of its rights under the Loan Documents or the remedies in respect of the Collateral pursuant to the Collateral Documents.

(g)                                 This Agreement has been, and each of the Notes, if any, and each other Loan Document when delivered hereunder will have been, duly executed and delivered by each Loan Party thereto.  This Agreement is, and each of the Notes and each other Loan Document when delivered hereunder will be, the legal, valid and binding obligation of each Loan Party thereto, enforceable against such Loan Party in accordance with its terms.

(h)                                 The Consolidated balance sheet of the Borrowers and their respective Subsidiaries as at December 31, 2008, and the related Consolidated statements of income and cash flows of the Borrowers and their respective Subsidiaries for the Fiscal Year then ended, and the interim Consolidated balance sheets of the Borrowers and their respective Subsidiaries as at March 31, 2009 and the related Consolidated statements of income and cash flows of the Borrowers and their respective Subsidiaries for the respective periods then ended which have been furnished to each Lender present fairly the financial condition and results of operations of the Borrowers and their respective Subsidiaries as of such dates and for such periods all in accordance with GAAP consistently applied (subject to year-end adjustments and in the case of unaudited financial statements, except for the absence of footnote disclosure).  Since December 31, 2008 there has not occurred a Material Adverse Change (it being understood and agreed that any non-cash goodwill impairment charge shall not be deemed to constitute a Material Adverse Change).

(i)                                     The Projections and all projected Consolidated balance sheets, income statements and cash flow statements of the Borrowers and their respective Subsidiaries delivered to the Lenders pursuant to Section 5.03(g) were prepared and will be prepared, as applicable, in good faith on the basis of the assumptions stated therein, which assumptions were fair and will be fair in the light of conditions existing at the time of delivery of such Projections or projections, as the case may be, and represented and will represent, at the time of delivery, the Borrowers’ best estimate of their future financial performance.

(j)                                     No written information, exhibits and reports furnished by or on behalf of any Loan Party to the Administrative Agent or any Lender from time to time in connection with any

Loan Document, including any Confidential Information Memorandum (other than to the extent that any such information, exhibits and reports constitute projections described in Section 5.03(g) above), taken as a whole and in light of the circumstances in which made, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements made therein, in light of the circumstances in which any such statements were made, not misleading.

(k)                                  Except as set forth on Schedule 4.01(k) or as disclosed in any SEC filings, there is no action, suit, investigation, liability or proceeding affecting either Borrower or any of their respective Subsidiaries pending or, to the best knowledge of the Loan Parties, threatened, before any court, governmental agency or arbitrator that (i) is reasonably expected to be determined adversely to the Loan Party and, if so adversely determined, could reasonably be expected to have a Material Adverse Effect or (ii) purports to affect the legality, validity or enforceability of this Agreement, any Note or any other Loan Document.

(l)                                     Neither Borrower is engaged in the business of extending credit for the purpose of purchasing or carrying Margin Stock and no proceeds of any Advance will be used to purchase or carry any Margin Stock or to extend credit to others for the purpose of purchasing or carrying any Margin Stock.

(m)                               No ERISA Event has occurred or is reasonably expected to occur with respect to any ERISA Plan that has resulted in or is reasonably expected to result in a Material Adverse Effect.

(n)                                 The present value of all accumulated benefit obligations under each ERISA Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such ERISA Plan by an amount which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.  The present value of all accumulated benefit obligations of all underfunded ERISA Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of all such underfunded ERISA Plans by an amount which could reasonably be expected to have a Material Adverse Effect.  Except as could not reasonably be expected to have a Material Adverse Effect, neither any Loan Party nor any ERISA Affiliate, has incurred or is reasonably expected to incur any material Withdrawal Liability under any Multiemployer Plan.

(o)                                 Except as set forth in Schedule 4.01(o) hereto, the operations and properties of each Loan Party and each of its Subsidiaries comply with all applicable Environmental Laws and Environmental Permits except for non-compliance that could not be reasonably likely to have a Material Adverse Effect, all past non compliance with such Environmental Laws and Environmental Permits has been resolved in a manner that could not be reasonably likely to have a Material Adverse Effect, and, to the knowledge of the Loan Parties after reasonable inquiry, no circumstances exist that could be reasonably likely to (i) form the basis of an Environmental Action against any Loan Party or any of its Subsidiaries or any of their properties that could be reasonably likely to have a Material Adverse Effect or (ii) cause any such property to be subject to any restrictions on ownership, occupancy, use or transferability under any Environmental Law that could be reasonably likely to have a Material Adverse Effect.

(p)                                 No Borrower or Guarantor has any deposit accounts other than the Account Collateral listed on Schedule II to the Security Agreement.

(q)                                 Except as set forth on Schedule 4.01(q), (i) the Borrowers and their respective Subsidiaries have no obligations with respect to any secured Debt or other Debt which is equal to or exceeds $1,000,000 in principal amount, other than the Obligations and the Secured Obligations pursuant to the Facility and the Loan Documents and (ii) no Borrower nor any Subsidiary is a party to any Debt in excess of $1,000,000 or security document securing Debt in excess of $1,000,000 other than those set forth on Schedule 4.01(q).  The aggregate Debt or other obligations secured (or that may be secured) by each such Lien is correctly described as “Secured Debt” in Schedule 4.01(q).

(r)                                    Neither any Loan Party nor any of its Subsidiaries is an “investment company,” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.  Neither the making of any Advances, nor the application of the proceeds or repayment thereof by any Borrower, nor the consummation of the other transactions contemplated by the Loan Documents, will violate any provision of such Act or any rule, regulation or order of the Securities and Exchange Commission thereunder.

(s)                                  [Intentionally Omitted.]

(t)                                    All filings and other actions necessary or desirable to perfect and protect the security interest in the Collateral created under this Agreement and the Collateral Documents have been duly made or taken and are in full force and effect, and this Agreement and the Collateral Documents create in favor of the Primary Collateral Agent for the benefit of the Secured Parties a valid and, together with such filings and other actions, perfected first-priority (subject to the Intercreditor Agreement) security interest in the Collateral, securing the payment of the Secured Obligations, and all filings and other actions necessary or desirable to perfect and protect such security interest have been duly taken, except to the extent permitted by Section 5.01(v).  The Loan Parties are the legal and beneficial owners of the Collateral free and clear of any Lien, except for the liens and security interests created or permitted under the Loan Documents.  No effective financing statement or other instrument similar in effect covering all or any part of such Collateral or listing any Loan Party or any trade name of such Loan Party as debtor is on file in any recording office, except such as may have been filed in favor of the Primary Collateral Agent relating to the Loan Documents, the collateral agent in respect of the Revolving Facility Credit Agreement or as otherwise permitted under this Agreement; provided, that the priorities of the security interests granted herein and pursuant to the Collateral Documents are as specified in the Intercreditor Agreement.

(u)                                 All of the Equipment and Inventory of each Loan Party are located at the places specified therefor in Schedule IX to the Security Agreement or at another location as to which such Loan Party has complied with the requirements of Section 5.01(m)(ii).  Such Loan Party has exclusive possession and control of its Equipment and Inventory, other than Inventory stored at any leased premises or warehouse for which a landlord’s or warehouseman’s agreement, in form and substance satisfactory to the Primary Collateral Agent, is in effect.

(v)                                 The Canadian Pension Plans are duly registered under the ITA and any other applicable laws which require registration, have been administered in accordance with the ITA, such other applicable laws and the terms of such plans and no event has occurred which could reasonably be expected to cause the loss of such registered status, except to the extent that any failure to do so could not reasonably be expected to have a Material Adverse Effect.  All material obligations of each of the Loan Parties (including fiduciary, funding, investment and administration obligations) required to be performed in connection with any Canadian Pension Plan and the funding agreements therefor have been performed on a timely basis, except to the extent that any failure to do so could not reasonably be expected to have a Material Adverse Effect. There are no outstanding or, to the best knowledge of each Loan Party, threatened disputes concerning the assets of any Canadian Pension Plan or any Canadian Benefit Plan.  No promises of benefit improvements under any Canadian Pension Plan or any Canadian Benefit Plan have been made except where such improvement could not reasonably be expected to have a Material Adverse Effect.  All contributions or premiums required to be made or paid by each of the Loan Parties to any Canadian Pension Plan or Canadian MEPP or any Canadian Benefit Plan have been made on a timely basis in accordance with the terms of such plans and all applicable Laws.  Within the last six (6) years, there have been no merger, divisions, partial termination, improper withdrawals or applications of the assets of the Canadian Pension Plans or the Canadian Benefit Plans.  Except as disclosed in Schedule 4.01(v) each of the Canadian Pension Plans or the Canadian Benefit Plans is fully funded on a solvency basis and going concern basis (using actuarial methods and assumptions which are consistent with the valuations last filed with the applicable governmental authorities and which are consistent with GAAP).

(w)                               Except as set out in Schedule 4.01(w), none of the Loan Parties, nor any of their respective employees, is subject to any collective bargaining agreement.  There are no strikes, slowdowns, work stoppages or controversies pending or, to the best knowledge of the Borrowers, threatened against the Loan Parties, or their respective employees, which could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.  Except as set out in Schedule 4.01(w), none of the Loan Parties is subject to an executive employment contract providing for a fixed term of employment or providing for special payments on termination of employment.

(x)                                   Each of the Loan Parties has withheld from each payment to each of their respective officers, directors and employees the amount of all Taxes, including income tax, pension plan, unemployment insurance and other payments and deductions required to be withheld therefrom, and has paid the same to the proper taxation or other receiving authority in accordance with applicable Law.  No Loan Party is subject to any claim by or liability to any of their respective officers, directors or employees for salary (including vacation pay) or benefits which would rank in whole or in part pari passu with or prior to the Liens created by the Collateral Documents nor are there, to the best knowledge of each Loan Party, any such threatened claim or liability.  For any Canadian Pension Plan, and for any other Canadian Benefit Plan, which is a defined contribution plan requiring any Loan Party to contribute thereto, or to deduct from payments to any individual and pay such deductions into or to the credit of such Canadian Pension Plan or Canadian Benefit Plan, all required employer and employee contributions have been properly withheld by such Loan Party and fully paid into the funding arrangements for the applicable Canadian Pension Plan or Canadian Benefit Plan.  Any assessments owed to the Pension Benefits Guarantee Fund established under the Pension Benefits Act (Ontario), or other assessments or payments required under similar legislation in any other jurisdiction, have been paid when due.

(y)                                 Collateral Documents — Canadian and Québec.

(i)                                     Each Canadian Security Document is effective to create in favor of the Primary Collateral Agent, for the benefit of the Secured Parties, an enforceable security interest or hypothec in the Collateral described therein and proceeds and products thereof.  In the case of the Collateral described in the Canadian Security Documents, when financing statements and certified statements in appropriate form are filed in the offices specified on Schedule 4.01(y) (which financing statements and certified statements have been duly completed and delivered to the Primary Collateral Agent or are in electronic form and have been transmitted to the Primary Collateral Agent) and such other filings and actions as are specified in the Canadian Security Documents have been completed (all of which filings and actions have been duly completed), each Canadian Security Document shall constitute a valid and fully perfected Lien on, and, as applicable, security interest and hypothec in, all right, title and interest of the Loan Parties in such Collateral and the proceeds and products thereof, as security for the Obligations, in each case prior and superior in right to any other Person (except Permitted Liens and Liens permitted by Section 5.02(a)(iv) and (v)).

(ii)                                  Each of the mortgages and deeds of hypothec when delivered by the Loan Parties with respect to the Canadian Collateral will be effective to create in favor of the Primary Collateral Agent, for the benefit of the Secured Parties, an enforceable Lien on the mortgaged properties described therein and, when filed in the recording office designated by the Borrowers, shall constitute a validly registered Lien on all right, title and interest of the Loan Parties in the mortgaged properties described therein, as security for the Obligations, in each case prior and superior in right to any other Person (other than Persons holding Permitted Liens or Liens permitted by Section 5.02(a)(iv) or (v)).

(z)                                   Insurance.  The Loan Parties maintain insurance policies and coverage in compliance with this Agreement.  Such insurance coverage (i) is sufficient for compliance with all requirements of applicable law and of all material agreements to which any Loan Party is a party, (ii) is provided under valid, outstanding and enforceable policies, and (iii) provides adequate insurance coverage in at least such amounts and against at least such risks (but including in any event public liability) as are usually insured against in the same general area by Persons engaged in the same or a similar business to the assets and operations of the Loan Parties.  All such material policies are in full force and effect, all premiums with respect thereto have been paid in accordance with their respective terms, and no notice of cancellation or termination has been received with respect to any such policy.  No Loan Party maintains any formalized self-insurance program with respect to its assets or operations or material risks with respect thereto other than with respect to (ii) workers’ compensation with policy limits of approximately $2,000,000 per occurrence and $50,000,000 in the aggregate, and (ii) property with policy limits of $2,000,000 per occurrence and $5,000,000 in the aggregate.  As of the Closing Date, the certificates of insurance and broker’s letter delivered to the Administrative Agent pursuant to Section 3.01(a)(vi)(C) contain an accurate and complete description of all material policies of insurance owned or held by each Loan Party.

(aa)                            Canadian Loan Parties; United States Loan Parties.  No Canadian Loan Party owns or leases any property which is located in the United States other than the property set forth on Part I of Schedule 4.01(aa).  No United States Loan Party owns or leases any property which is located in Canada other than the property set forth on Part II of Schedule 4.01(aa).

ARTICLE V

COVENANTS OF THE LOAN PARTIES

Section 5.01  Affirmative Covenants.  So long as any Advance shall remain unpaid or any Lender shall have any Commitment hereunder, each Loan Party will:

(a)                                  Corporate Existence.  Preserve and maintain in full force and effect all governmental rights, privileges, qualifications, permits, licenses and franchises necessary or desirable in the normal conduct of its business except as otherwise permitted by Section 5.02(h); provided that, notwithstanding the foregoing, such failure to preserve the same shall only be permitted if it could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)                                 Compliance with Laws.  Comply with all laws, rules, regulations and orders of any governmental authority applicable to it or its property, such compliance to include without limitation ERISA and Environmental Laws (except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect) and otherwise comply with The Racketeer Influenced and Corrupt Organizations Chapter of The Organized Crime Control Act of 1970, the Corruption of Foreign Public Officials Act (Canada) and PATRIOT Act and AML Legislation.

(c)                                  Insurance.  Keep its insurable properties insured at all times, against such risks, including fire and other risks insured against by extended coverage, as is customary with companies of the same or similar size in the same or similar businesses (subject to deductibles and including provisions for self-insurance); and maintain in full force and effect public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by any Borrower or any Guarantor, as the case may be, in such amounts and with such deductibles as are customary with companies of the same or similar size in the same or similar businesses and in the same geographic area and in each case with financially sound and reputable insurance companies (subject to provisions for self-insurance). The Borrowers shall obtain endorsements to the public liability policies naming the Primary Agent as an additional insured.

(i)                                     In the case of any fire, accident or other casualty causing loss or damage to any properties of any Loan Party used in generating cash flow or required by applicable law, all proceeds of such policies shall be used promptly to repair or replace any such damaged properties, and otherwise shall be used as directed by the Administrative Agent.

(ii)                                  The Borrowers will obtain endorsements to the policies pertaining to all physical properties in which the Administrative Agent or the Lenders shall have a Lien under the Loan Documents, naming the Administrative Agent as a loss payee and containing (A) provisions that such policies will not be cancelled without 30 days prior written notice having been given by the insurance company to the Administrative Agent, and (B) a standard non contributory “mortgagee”, “lender” or “secured party” clause, as well as such other provisions as the Administrative Agent may require to fully protect the Administrative Agent’s interest in the Collateral and to any payments to be made under such policies.  All original policies or true copies thereof are to be delivered to the Administrative Agent, premium prepaid.

(iii)                               In the event the Borrowers fail to provide the Administrative Agent with timely evidence, acceptable to the Administrative Agent, of the maintenance of insurance coverage required pursuant to this Section, or in the event that any Loan Party fails to maintain such insurance, the Administrative Agent may purchase or otherwise arrange for such insurance, but at the Borrowers’ expense and without any responsibility on the Administrative Agent’s part for:  (A) obtaining the insurance; (B) the solvency of the insurance companies; (C) the adequacy of the coverage; or (D) the collection of claims.  The insurance acquired by the Administrative Agent may, but need not, protect any Loan Party’s interest in the Collateral, and therefore such insurance may not pay claims which a Loan Party may have with respect to the Collateral or pay any claim which may be made against a Loan Party in connection with the Collateral.  In the event the Administrative Agent purchases, obtains or acquires insurance covering all or any portion of the Collateral, the Borrowers shall be responsible for all of the applicable costs of such insurance, including premiums, interest (at the default rate set forth in Section 2.07(b)), fees and any other charges with respect thereto, until the effective date of the cancellation or the expiration of such insurance.  The Administrative Agent may charge all of such premiums, fees, costs, interest and other charges to the Borrowers’ account.  The Borrowers hereby acknowledge that the costs of the premiums of any insurance acquired by the Administrative Agent may exceed the costs of insurance which the Borrowers may be able to purchase on their own.  In the event that the Administrative Agent purchases such insurance, the Administrative Agent will promptly notify the Borrowers of said purchase.

(iv)                              Upon the occurrence and continuance of an Event of Default (and without limiting any other rights of the Administrative Agent or the Lenders hereunder or under any other Loan Document), (A) the Administrative Agent shall, subject to the rights of any holders of Permitted Liens holding claims senior to the Administrative Agent, have the sole right, in the name of the Administrative Agent or any applicable Loan Party, to file claims under any insurance policies, to receive, receipt and give acquittance for any payments that may be payable thereunder, and to execute any and all endorsements, receipts, releases, assignments, reassignments or other documents that may be necessary to effect the collection, compromise or settlement of any claims under any such insurance policies, and (B) all insurance proceeds in respect of any Collateral shall be paid to the Administrative Agent.  In such event, the Administrative Agent may apply such insurance proceeds to the obligations of the Borrowers hereunder in such manner as it may deem advisable in its sole discretion.

(d)                                 Obligations and Taxes.  With the exception of those obligations and taxes that are not required to be paid pursuant to the Reorganization Plans, pay all its obligations promptly and in accordance with their terms and pay and discharge and cause each of its Subsidiaries to pay and discharge promptly all taxes, assessments and governmental charges or levies imposed upon it or upon its income or profits or in respect of its property other than de minimis amounts in relation to taxes, assessments, governmental charges or levies before the same shall become in default, as well as all lawful claims for labor, materials and supplies or otherwise which, if unpaid, would become a Lien or charge upon such properties or any part thereof; provided, however, that each Borrower and each Guarantor shall not be required to pay and discharge or to cause to be paid and discharged any such tax, assessment, charge, levy or claim so long as the validity or amount thereof shall be contested in good faith by appropriate proceedings, in each case, if the Borrowers and the Guarantors shall have set aside on their books adequate reserves therefor in conformity with GAAP.

(e)                                  Access to Books, Records and Properties.

(i)                                     Maintain or cause to be maintained at all times true and complete books and records in accordance with GAAP of the financial operations of the Borrowers and the Guarantors; and provide the Lenders and their representatives access to all such books and records during regular business hours upon reasonable advance notice, in order that the Lenders may examine and make abstracts from such books, accounts, records and other papers for the purpose of verifying the accuracy of the various reports delivered by any Borrower or any Guarantor to any Agent or the Lenders pursuant to this Agreement or for otherwise ascertaining compliance with this Agreement and to discuss the affairs, finances and condition of the Borrowers and the Guarantors with the officers and independent accountants of the Borrowers; provided that the Borrowers shall have the right to be present at any such visit or inspection.

(ii)                                  Grant the Lenders access to and the right to inspect all reports, audits and other internal information of the Borrowers and the Guarantors relating to environmental matters upon reasonable advance notice, but subject to appropriate limitations so as to preserve attorney-client privilege.

(iii)                               At any reasonable time and from time to time during regular business hours, upon reasonable notice, permit the Initial Lenders and the Primary Collateral Agent and/or any representatives designated by the Initial Lenders and the Primary Collateral Agent (including any consultants, accountants, lawyers and appraisers retained by the Initial Lenders and the Primary Collateral Agent) to visit the properties of the Borrowers and the Guarantors to conduct evaluations, appraisals, environmental assessments and ongoing maintenance and monitoring in connection with the assets and properties of any Borrower or its Subsidiaries as the Initial Lenders and the Primary Collateral Agent may require, and to monitor the Collateral and all related systems; provided that the Borrowers shall have the right to be present at any such visit and, unless an Event of Default has occurred and is continuing, such visits permitted under this clause (iii) shall be coordinated through the Administrative Agent and the Primary Collateral Agent and shall be made no more frequently than once in any fiscal quarter.

(f)                                    Use of Proceeds.  Use the proceeds of the Advances solely for the purposes, and subject to the restrictions, set forth in Section 2.15.

(g)                                 [Intentionally Omitted].

(h)                                 Validity of Loan Documents.  Use its best efforts to object to any application made on behalf of any Loan Party or by any Person to the validity of any Loan Document or the applicability or enforceability of any Loan Document or which seeks to void, avoid, limit, or otherwise adversely affect the security interest created by or in any Loan Document or any payment made pursuant thereto.

(i)                                     [Intentionally Omitted].

(j)                                     [Intentionally Omitted].

(k)                                  Guarantors; Additional Guarantors; Covenant to Give Security. Cause to be executed and delivered and in effect at all times (x) guaranties from all North American Subsidiaries (other than Excluded Subsidiaries) unless the cost of obtaining the same exceeds the benefit as reasonably determined by the Primary Agent and (y) in any event, sufficient guaranties from Subsidiaries (including Foreign Subsidiaries, if necessary) to comply with the Guaranty Coverage Test.  In addition, the Borrowers will cause each such North American Subsidiary, each Excluded Subsidiary that no longer qualifies as an Excluded Subsidiary pursuant to the requirements of Section 5.01(n), and each Subsidiary that becomes a Guarantor in order to comply with the Guaranty Coverage Test, and the Parent will cause each Intermediate Holding Company, to become a Loan Party and grant Liens over all of its assets (including real and other properties acquired subsequent to the Closing Date) by executing the Security Agreement, the Intercreditor Agreement and each applicable Collateral Document in favor of the Primary Collateral Agent.  In addition, from time to time, the Borrowers will, at their cost and expense, promptly secure the Obligations by pledging or creating, or causing to be pledged or created, perfected security interests with respect to all of their properties and assets (including real and other properties acquired subsequent to the Closing Date) and all of the properties and assets of each Loan Party. Such security interests and Liens will be created under the Collateral Documents and other security agreements, mortgages, deeds of trust and other instruments and documents in form and substance satisfactory to the Primary Collateral Agent, and the Borrowers shall deliver or cause to be delivered to the Lenders all such instruments and documents (including legal opinions, title insurance policies and lien searches) as the Primary Collateral Agent shall reasonably request to evidence compliance with this Section. The Borrowers agree to provide such evidence as the Primary Collateral Agent shall reasonably request as to the perfection and priority status of each such security interest and Lien. In furtherance of the foregoing, the Borrowers will give prompt notice to the Primary Agent of the acquisition by it or any of the Subsidiaries of any real property (or any interest in real property) having a value in excess of $500,000.

(l)                                     Further Assurances.

(i)                                     Promptly upon reasonable request by any Agent, or any Lender through the Administrative Agent, correct, and cause each of its Subsidiaries promptly to correct, any material defect or error that may be discovered in any Loan Document or in the execution, acknowledgment, filing or recordation thereof

(ii)                                  Promptly upon reasonable request by any Agent, or any Lender through the Administrative Agent, do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, conveyances, pledge agreements, mortgages, deeds of trust, trust deeds, assignments, financing statements and continuations thereof, termination statements, notices of assignment, transfers, certificates, assurances and other instruments as any Agent, or any Lender through the Administrative Agent, may reasonably require from time to time in order to (A) carry out more effectively the purposes of the Loan Documents, (B) to the fullest extent permitted by applicable law, subject any Loan Party’s properties, assets, rights or interests to the Liens now or hereafter required to be covered by any of the Collateral Documents, (C) perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and any of the Liens required to be created thereunder and (D) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the Secured Parties the rights granted or now or hereafter intended to be granted to the Secured Parties under any Loan Document or under any other instrument executed in connection with any Loan Document to which any Loan Party or any of its Subsidiaries is or is to be a party, and cause each of its Subsidiaries to do so.

(m)                               Maintenance of Properties, Etc.  (i) Maintain and preserve all of its properties that are used or useful in the conduct of its business (including, without limitation all Inventory and Equipment) in good working order and condition as when new, ordinary wear and tear excepted, and will from time to time make or cause to be made all appropriate repairs, renewals and replacements thereof except where failure to do so would not have a Material Adverse Effect; provided that, this subsection (n) shall not prohibit the sale, transfer or other disposition of any such property consummated in accordance with the other terms of this Agreement, (ii) keep its Equipment and Inventory (other than Inventory sold in the ordinary course of business) at the places therefor specified in Section 4.01(u) or, upon 30 days’ prior written notice to the Primary Collateral Agent, at such other places designated by such Loan Party in such notice, (iii) promptly furnish to the Primary Collateral Agent a statement respecting any loss or damage exceeding $2,500,000 per occurrence to any of its Equipment or Inventory, and (iv) pay promptly when due all property and other taxes, assessments and governmental charges or levies imposed upon, and all claims (including, without limitation, claims for labor, materials and supplies) against, the Collateral.  In producing its Inventory, each Loan Party will comply with all requirements of applicable law, including, without limitation, the Fair Labor Standards Act.

(n)                                 Excluded Subsidiaries.  The Parent and the Borrowers shall cause each Excluded Subsidiary to be inactive entities and each Excluded Subsidiary shall not hold or own any assets that are not de minimis.  At any time any Excluded Subsidiary ceases to comply with the requirements set forth herein, the Parent and the Borrowers shall and shall cause such Subsidiary to comply with the requirements of Section 5.01(k).

(o)                                 Receipt of Ratings.  The Borrowers shall use commercially reasonable efforts to obtain and maintain (i) Corporate Ratings for each of the Borrowers and (ii) a public rating for the Facility from each of S&P and Moody’s.

(p)                                 Currency and Interest Rate Hedging.  Enter into prior to December 31, 2009 and maintain at all times thereafter, currency and interest rate Hedge Agreements reasonably consistent with the risk management policy of the Loan Parties that has heretofore been delivered to the Lead Arrangers and be in form and substance reasonably satisfactory to the Lead Arrangers.

(q)                                 [Intentionally Omitted].

(r)                                    Commercial Tort Claims.  Give prompt notice to the Primary Collateral Agent of any material commercial tort claim that may arise after the date hereof and immediately execute or otherwise authenticate a supplement to this Agreement, and otherwise take all necessary action, to subject such commercial tort claim to the first priority security interest created under this Agreement.

(s)                                  [Intentionally Omitted].

(t)                                    PATRIOT Act; AML Legislation.  Deliver to the Lenders, to the extent requested, all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, PATRIOT Act and AML Legislation.

(u)                                 [Intentionally Omitted].

(v)           Post-Closing Deliverables.

(i)            To the extent not delivered at closing pursuant to Section 3.01(a)(vi), if required to meet the Guaranty Coverage Test within 60 days following the Closing Date, guaranties and Collateral Documents executed by the Foreign Subsidiaries as guarantors and Loan Parties, together with corresponding documents of the type set forth in Sections 3.01(a)(vi);

(ii)           Within 30 days following the Closing Date, real estate lien searches for owned property other than where the Mortgages are located;

(iii)          Within 60 days following the Closing Date, United States real estate mortgages, evidence of title insurance, to the extent required by the title insurer or the Administrative Agent, surveys, certificates and other documentation (including, without limitation, legal opinions reasonably requested by the Primary Collateral Agent) and related conditions;

(iv)          Within 60 days following the Closing Date, the Loan Parties shall furnish to the Administrative Agent agreements from the owners of the fee interests of the real property of the Loan Parties that is the subject of Industrial Development Board sale and leaseback transactions, in form and substance satisfactory to the Lead Arrangers, which agreements shall provide for the grant of Liens on such fee interests securing the Obligations under the Loan Documents;

(v)           Concurrently with the delivery of any guaranty or Collateral Document by any Loan Party required by clauses (i) or (iii) of this Section 5.01(v), such Loan Party shall furnish to the Administrative Agent resolutions, charter or other constitutive documents, certificates, legal opinions and other documents with respect to such Loan Party as may be customary with respect to the applicable jurisdiction, as reasonably determined by the Administrative Agent; and

(vi)          If not delivered or completed on or prior to the Closing Date, complete and deliver each of the items set forth in the Post-Closing Letter executed by the Borrowers and dated the date hereof, within the time periods specified therein.

provided that the time periods set forth in this Section 5.01(v) may be extended upon the request of the Borrowers, if the Borrowers are diligently pursuing the same, in the sole discretion of the Primary Collateral Agent; provided further that any documentation delivered pursuant to this Section 5.01(v) shall constitute a Loan Document hereunder and any such document creating or purporting to create a Lien in favor of the Primary Collateral Agent for the benefit of the Secured Parties shall constitute a Collateral Document hereunder.

(w)          Worker’s Compensation.  Upon the release of any Lien on cash or Cash Equivalents of any Loan Party incurred in connection with workers’ compensation, such Loan Party shall promptly (and in any event, within 5 days) deposit such cash and/or Cash Equivalents in an account that is subject to a perfected security interest in favor of the Primary Collateral Agent for the benefit of the Secured Parties.

Section 5.02  Negative Covenants.  So long as any Advance shall remain unpaid or any Lender shall have any Commitment hereunder, no Loan Party will, at any time (provided that nothing in this Section 5.02 shall restrict the consummation of the restructuring transactions contemplated by the Reorganization Plans):

(a)           Liens.  Incur, create, assume or suffer to exist any Lien on any asset of any Borrower or any of its Subsidiaries now owned or hereafter acquired by any Borrower or any Guarantor, other than: (i) Liens existing on the date hereof and listed on Schedule 4.01(c), (ii) Permitted Liens, (iii) Liens in favor of the Primary Collateral Agent and the Secured Parties, (iv) Liens in connection with Debt permitted to be incurred pursuant to Section 5.02(b)(vi) so long as such Liens extend solely to the property (and improvements and proceeds of such property) acquired with the proceeds of such Debt or subject to the applicable purchase money debt or Capitalized Lease, (v) Liens securing obligations in an aggregate principal amount not to exceed $30,000,000, (vi) any junior ERISA claims permitted by Sections 6.01(j), (k) and (l) and (vii) Liens permitted under Section 5.02(b)(xii) covering cash collateral in an amount not exceeding 105% of the face amount of each relevant letter of credit.

(b)           Debt.  Contract, create, incur, assume or suffer to exist any Debt, or permit any of its Subsidiaries to contract, create, incur, assume or suffer to exist any Debt, except for (i) Debt under this Agreement and the other Loan Documents, (ii) subject to the Intercreditor Agreement, Debt under the Revolving Facility Credit Agreement and the other Revolving Facility Loan Documents and Refinancings (as such term is defined in the Intercreditor Agreement) thereof, (iii) Debt arising from Investments among the Borrowers and their respective Subsidiaries that are permitted hereunder, (iv) Debt in respect of any overdrafts and related liabilities arising from treasury, depository and cash management services or in connection with any automated clearing house transfers of funds; (v) Debt consisting of guaranties permitted by Section 5.02(c); (vi) Debt constituting purchase money debt and Capitalized Lease obligations (not otherwise included in subclause (ii) above) in an aggregate outstanding amount not in excess of $40,000,000, (vii) Debt in respect of Hedge Agreements entered into in the ordinary course of business (and not for speculative purposes) to protect against fluctuations in interest rates, foreign exchange rates and commodity prices, (viii) indebtedness which may be deemed to exist pursuant to any surety bonds, appeal bonds or similar obligations incurred in connection with any judgment not constituting a Default or an Event of Default; (ix) indebtedness in respect of netting services, customary overdraft protections and otherwise in connection with deposit accounts in the ordinary course of business, (x) Debt not otherwise permitted hereunder in an aggregate outstanding principal amount of $30,000,000, (xi) Debt permitted by Section 5.02(o); (xii) reimbursement obligations with respect to cash-collateralized letters of credit, in an aggregate amount not to exceed $50,000,000 at any time outstanding (whether contingent or actual), (xiii) Debt with respect to the Latam Credit Facilities and the QWI Cash Management Facilities; (xiv) Debt under the New Unsecured Notes (and any Permitted Refinancing thereof); (xv) Debt existing as of the Closing Date (including drawn and undrawn amounts under lines of credit), as specified in Schedule 5.02(b), and any Permitted Refinancings thereof and (xvi) Debt of any Foreign Guarantor in connection with any transaction permitted by Section 5.02(h)(viii).

(c)           Guarantees and Other Liabilities.  Contract, create, incur, assume or permit to exist, or permit any Subsidiary to contract, create, assume or permit to exist, any Guarantee Obligations, except (i) for any guaranty of Debt or other obligations of any Borrower or any Guarantor if such Borrower or such Guarantor could have incurred such Debt or obligations under this Agreement (other than pursuant to Section 5.02(b)(v)), (ii) by endorsement of negotiable instruments for deposit or collection in the ordinary course of business and (iii) Guarantee Obligations constituting Investments of the Borrowers and their respective Subsidiaries permitted hereunder.

(d)           Restricted Junior Payments.  Declare or pay, directly or indirectly, any dividends or make any other distribution, or payment, whether in cash, property, securities or a combination thereof, with respect to (whether by reduction of capital, purchase or otherwise) any shares of capital stock (or any options, warrants, rights or other equity securities or agreements relating to any capital stock) of any Borrower, or set apart any sum for the aforesaid purposes, or make any cash payment of interest on the New Unsecured Notes, other than:

(i)            dividends among North American Loan Parties;

(ii)           payments in kind of interest on the New Unsecured Notes which is capitalized and added to the principal thereof;

(iii)          declaration of dividends on the Class A Preferred Shares, provided that any cash payments of such dividends shall only be permitted pursuant to clause (iv) or (v) below;

(iv)          cash payments of dividends and distributions on the Class A Preferred Shares and cash payments of interest on the New Unsecured Notes in an aggregate amount for all such payments not to exceed $12,500,000 per annum, provided that, before and after giving effect to each payment pursuant to this clause (iv), (1) no Default or Event of Default shall have occurred and be continuing, (2) the Parent and its Subsidiaries shall be in compliance, on a pro forma basis, with each of the covenants set forth in Section 5.04 of this Agreement, (3) the Liquidity Availability shall be at least $175,000,000 and (4) the aggregate principal amount of the Advances shall have been reduced to $225,000,000 or less; and

(v)           additional dividends, distributions and other payments in an aggregate amount during the term of this Agreement not to exceed $5,000,000, provided that, before and after giving effect to each dividend or distribution paid pursuant to this clause (iii), (1) No Default or Event of Default shall have occurred and be continuing, (2) the Parent and its Subsidiares shall be in compliance, on a pro forma basis, with each of the covenants set forth in Section 5.04 of this Agreement, and (3) the Liquidity Availability shall be at least $175,000,000.

(e)           Transactions with Affiliates.  Enter into or permit any of its Subsidiaries to enter into any transaction with any Affiliate, other than on terms and conditions at least as favorable to such Borrower or such Subsidiary as could reasonably be obtained at that time in a comparable arm’s-length transaction with a Person other than an Affiliate, except for the following: (i) any transaction between any Borrower or North American Guarantor and any other Borrower or North American Guarantor; (ii) any transaction between any Foreign Guarantor and any other Foreign Guarantor; (iii) (A) any transaction between any Loan Party and any Non-Loan Party or (B) any transaction between any North American Loan Party and any Foreign Guarantor, as applicable, in each case with respect to clauses (A) and (B) that is at least as favorable to such Loan Party (in the case of clause (A)) or such North American Loan Party (in the case of clause (B)) as could reasonably be obtained at that time in a comparable arm’s-length transaction with a Person other than an Affiliate; and (iv) reasonable and customary director, officer and employee compensation (including bonuses) and other benefits (including retirement, health, stock option and other benefit plans) and indemnification arrangements, in each case approved by the relevant Board of Directors; provided that all intercompany loans and advances (other than loans and advances owed by a Non-Loan Party to a Loan Party or by a Non-Loan Party to another Non-Loan Party) must be unsecured and subordinated to the Obligations on the Affiliate Subordination Terms and provide that payments in respect thereof will not be required except to the extent permitted under this Agreement.

(f)            Investments.  Make or hold, or permit any of its Subsidiaries to make, any Investment in any Person, except for (i) (A) ownership by the Borrowers or the Guarantors of the capital stock of each of the Subsidiaries listed on Schedule 4.01 and (B) other Investments existing on the Closing Date; (ii) Investments in Cash Equivalents and Investments by Foreign Subsidiaries in securities and deposits similar in nature to Cash Equivalents and customary in the applicable jurisdiction; (iii) advances and loans existing on the Closing Date among the Borrowers and their respective Subsidiaries (including any refinancings or extensions thereof but excluding any increases thereof or any further advances of any kind in connection therewith); (iv) Investments or intercompany loans or advances (A) by any North American Loan Party to or in any other North American Loan Party, (B) by any Foreign Guarantor to or in any Loan Party, (C) by any Non-Loan Party to or in any Loan Party, (D) by any Non-Loan Party to or in any other Non-Loan Party or (E) by any North American Loan Party to or in any Foreign Guarantor in an aggregate amount not in excess of $15,000,000 outstanding at any time or (F) the Loan Parties to or in the Non-Loan Parties, in an aggregate amount not in excess of $10,000,000 outstanding at any time, (G) consisting of returns to Quebecor World Insurance S.A. of cash actually received from Quebecor World Insurance S.A. up to an aggregate amount of $10,000,000 and (H) consisting of advances and repayment of advances under the Iceland Loan Facility; (v) Investments (A) received in satisfaction or partial satisfaction of Accounts from financially troubled Account Debtors or in connection with the settlement of delinquent Accounts and disputes with customers and suppliers, or (B) received in settlement of debts created in the ordinary course of business and owing to any Borrower or any Subsidiary or in satisfaction of judgments; (vi) Investments (A) in the form of deposits, prepayments and other credits to suppliers made in the ordinary course of business consistent with current market practices, (B) in the form of extensions of trade credit in the ordinary course of business, or (C) in the form of prepaid expenses and deposits to other Persons in the ordinary course of business; (vii) Investments made in any Person to the extent such Investment represents the non-cash portion of consideration received for an asset sale permitted under the terms of the Loan Documents; (viii) loans or advances to directors, officers and employees for bona fide business purposes and in the ordinary course of business in an aggregate principal amount not to exceed $1,000,000 at any time outstanding; (ix) Investments constituting guaranties permitted pursuant to Section 5.02(c)(i) or (ii) above; (x) Investments by Foreign Subsidiaries (other than Foreign Guarantors) in other Foreign Subsidiaries and in the Loan Parties; (xi) Investments existing on the Closing Date and described on Schedule 5.02(f) hereto; and (xii) other Investments to the extent not permitted pursuant to any other subpart of this Section in an amount not to exceed $35,000,000 in the aggregate.

(g)           Disposition of Assets.  Sell or otherwise dispose of, or permit any of its Subsidiaries to sell or otherwise dispose of, any assets (including, without limitation, the capital stock of any Subsidiary) except for (i) proposed divestitures set forth on Schedule 5.02(g); (ii) (y) sales of inventory, scrap paper, solvents or pallets by any Borrower or any of its Subsidiaries in the ordinary course of business or (z) sales by Non-Loan Parties or Loan Parties of obsolete or worn-out property or property no longer used or useful, provided that such sales by the Loan Parties shall not exceed $20,000,000 in the aggregate in any Fiscal Year; (iii) the sale, lease, transfer or other disposition of any assets (A) by any North American Loan Party to any other North American Loan Party, (B) by any North American Loan Party to any Foreign Guarantor in an amount not to exceed $50,000,000 in the aggregate during the term of this Agreement, (C) by any Foreign Guarantor to any Loan Party, (D) by any Non-Loan Party to

any Loan Party, or (E) by any Non-Loan Party to any other Non-Loan Party, (iv) any sale, lease, transfer or other disposition made in connection with any Investment permitted under Sections 5.02(f)(ii), (vi) or (ix) hereof; (v) licenses, sublicenses or similar transactions of intellectual property in the ordinary course of business and the abandonment of intellectual property deemed no longer useful; (vi) issuance of Equity Interests by any Subsidiary to any Borrower or any other Subsidiary to the extent such issuance of Equity Interests constitutes an Investment permitted pursuant to Section 5.02(f)(iv); (vii) other sales, leases, transfers or dispositions of assets for fair value at the time of such sale (as reasonably determined by the Borrowers) so long as (A) in the case of any sale or other disposition, not less than 75% of the consideration is cash, (B) no Default or Event of Default exists immediately before or after giving effect to any such sale, lease, transfer or other disposition, and (C) in the case of any sale, lease, transfer or other disposition by any Loan Party, the fair value of all such assets sold, leased, transferred or otherwise disposed of in the aggregate during the term of this Agreement does not exceed an amount equal to $100 million; (viii) transfers of receivables and related assets or any interest therein by any Foreign Guarantor in connection with any non-recourse factoring or similar arrangement not to exceed $30,000,000 in the aggregate at any one time outstanding and (ix) issuance of common stock of the Parent upon conversion of the Class A Preferred Shares.

(h)           Nature of Business.  Modify or alter, or permit any of its Subsidiaries to modify or alter, in any material manner the nature and type of its business as conducted at or prior to the Closing Date or the manner in which such business is currently conducted, it being understood that sales permitted by Section 5.02(g) shall not constitute such a material modification or alteration.

(i)            Prepayments, Amendments, Etc. of Debt.  (i) Prepay, redeem, purchase, defease or otherwise satisfy prior to the scheduled maturity thereof in any manner, or make any payment in violation of any subordination terms of, any Debt except (A) regularly scheduled or required repayments or redemptions of Debt permitted hereunder (including voluntary and mandatory payments of the Revolving Credit Facility and the Iceland Loan Facility), or (B) any prepayments or redemptions of Debt in connection with a Permitted Refinancing of such Debt, (ii) make any payment in respect of Debt owed to a Non-Loan Party except to the extent such payment could be made as an Investment pursuant to Section 5.02(f), or (iv) amend, modify or change in any manner adverse to the Lenders any term or condition of (x)  any Debt other than Debt permitted pursuant to clauses (iv), (vi), (vii), (ix), (x) or (xii) of Section 5.02(b) or in connection with a Permitted Refinancing to the extent contemplated by the definition of Permitted Refinancing or (y) the Class A Preferred Shares.

(j)            Capital Expenditures.  Make, or permit any of its Subsidiaries to make, any Capital Expenditures that would cause the aggregate of all such Capital Expenditures made by the Borrowers and their respective Subsidiaries during (i) the six months ending on December 31, 2009 to exceed $65,000,000, (ii) the Fiscal Year ending on December 31, 2010 to exceed $95,000,000 and (iii) any Fiscal Year thereafter to exceed $90,000,000.

(k)           Mergers.  Merge, dissolve or liquidate into, or amalgamate or consolidate with,  (each, a “Merger Transaction”) any Person or permit any Person to, enter into a Merger Transaction with it, except (i) for Mergers Transactions constituting permitted Investments under Section 5.02(f) or asset dispositions permitted pursuant to Section 5.02(g), (ii) Merger Transactions (A) by any North American Guarantor (other than the Borrowers) with or into any other North American Guarantor, (B) by any Foreign Guarantor with or into any other Loan Party, (C) by any Non-Loan Party with or into any Loan Party, or (D) by any Non-Loan Party with or into any other Non-Loan Party; provided that, in the case of any such Merger Transaction, the person formed by such Merger Transaction shall be a wholly-owned Subsidiary of the Borrowers, and provided further that in the case of any such merger or consolidation (x) to which any Borrower is a party, the Person formed by such Merger Transaction shall be such Borrower, (y) to which a North American Guarantor (other than any Borrower) is a party (other than a Merger Transaction made in accordance with subclause (C) above), the Person formed by such Merger Transaction shall be a North American Guarantor on the same terms and (z) to which a Foreign Guarantor is a party (other than a merger or consolidation made in accordance with subclause (C) above), the Person formed by such merger or consolidation shall be a Foreign Guarantor on the same terms; and (iii) the dissolution, liquidation or winding up of any Subsidiary (other than the Company) of any Borrower, provided that such dissolution, liquidation or winding up could not reasonably be expected to have a Material Adverse Effect and the assets of the Person so dissolved, liquidated or wound-up are distributed to a Borrower or to a Loan Party.

(l)            Amendments of Constitutive Documents.  Except as (i) permitted by each Reorganization Plan and each Confirmation Order and (ii) effective on or prior to the Closing Date hereunder, amend its constitutive documents, except for (A) amendments not affecting the Class A Preferred Shares that could not reasonably be expected to materially affect the interests of the Lenders and (B) amendments affecting the Class A Preferred Shares that are permitted under Section 5.02(i).

(m)          Accounting Changes.  Make or permit any changes in (i) accounting policies or reporting practices, except as permitted or required by generally accepted accounting principles, or (ii) its Fiscal Year.

(n)           Payment Restrictions Affecting Subsidiaries.  Except as provided herein, enter into or allow to exist, or allow any Subsidiary to enter into or allow to exist, any agreement prohibiting or conditioning the ability of any Borrower or any such Subsidiary to (i) create any Lien upon any of its property or assets, (ii) make dividends to, or pay any indebtedness owed to, any Loan Party, (iii) make loans or advances to, or other Investments in, any Loan Party, or (iv) transfer any of its assets to any Loan Party other than (A)(1) any such agreement with or in favor of the Primary Collateral Agent or (2) the Revolving Facility Loan Documents; (B) in connection with (1) any agreement evidencing any Liens permitted pursuant to Section 5.02(a)(v) (so long as in the case of agreements evidencing Liens permitted under Section 5.02(a)(v), such prohibitions or conditions relate solely to the assets that are the subject of such Liens) or (2) any Debt permitted to be incurred under Sections 5.02(b)(vi) and (vii) above (so long as in the case of agreements evidencing Debt permitted under Section 5.02(b)(vi) or (vii), such prohibitions or conditions are limited to the assets securing such Debt; (C) any agreement setting forth customary restrictions on the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract of similar property or assets; (D) any restriction or encumbrance imposed pursuant to an agreement that has been entered into by any Borrower or any Subsidiary for the disposition of any of its property or assets so long as such disposition is otherwise permitted under the Loan Documents; (E) any such agreement imposed in connection with consignment agreements entered into in the ordinary course of business; (F) customary anti-assignment provisions contained in any agreement entered into in the ordinary course of business; (G) any agreement in existence on the Closing Date and any assumption of any such agreement permitted hereunder so long as the terms or provisions in connection with any such assumption relating to liens are no more restrictive than the agreement in effect on the Closing Date; (H) any agreement in existence at the time a

Subsidiary is acquired so long as such agreement was not entered into in contemplation of such acquisition; or (I) such encumbrances or restrictions required by applicable law.

(o)           Sales and Lease Backs.  Except as set forth on Schedule 5.02(o), become or remain liable as lessee or as a guarantor  or other surety with respect to any lease of any property, whether now owned or hereafter acquired (i) which such Loan Party has sold or transferred or is to sell or transfer to any other Person (other than another Loan Party) or (ii) which such Loan Party intends to use for substantially the same purpose as any other property which has been or is to be sold or transferred by a Loan Party to any Person (other than another Loan Party) in connection with such lease; provided that sales and lease backs shall be permitted with respect to property having an aggregate book value not in excess of $30,000,000.

(p)           [Intentionally Omitted]

(q)           Speculative Transactions.  Engage, or permit any of its Subsidiaries to engage, in any transaction involving commodity options or futures contracts or any similar speculative transactions or enter into any Hedge Agreement except as permitted under Section 5.02(b)(vii).

(r)            Organizational Changes.  Change its chief executive office name, type of organization, jurisdiction of organization, organizational identification number or location from those set forth on Schedule VII to the Security Agreement without first giving at least 30 days’ prior written notice to the Primary Collateral Agent and taking all action required by the Primary Collateral Agent for the purpose of perfecting or protecting the security interest granted by this Agreement.  If any Loan Party does not have an organizational identification number and later obtains one, it will forthwith notify the Primary Collateral Agent of such organizational identification number.

(s)           Reorganization Plans.  After the entry of any Confirmation Order, amend, supplement or otherwise modify any Reorganization Plan in a manner that could have a Material Adverse Effect on the rights of the Lenders.

(t)            Plan Liabilities. Make or incur or permit any of its Subsidiaries to make any contributions relating to the ERISA Plans or the Canadian Pension Plans that would exceed the minimum contributions required by applicable law in excess of $5,000,000 in the aggregate per annum.  For greater certainty, with respect to Canadian Pension Plans, the minimum contribution shall be determined without having regard to solvency relief measures under applicable law.

(u)           Deposit Accounts.  Permit to exist any deposit account or securities account that is not (i) pledged pursuant to the Security Agreement, the Canadian Security Documents or any other Collateral Document and (ii) controlled to the extent required by the terms of the Revolving Facility Credit Agreement and, provided that an Excluded Account (as defined in the Revolving Facility Credit Agreement) shall not be required to be pledged hereunder.

Section 5.03  Reporting Requirements. So long as any Advance shall remain unpaid or any Lender shall have any Commitment hereunder, the Borrowers will furnish to the Primary Agent:

(a)           Default Notice.  As soon as possible and in any event within three Business Days after any Responsible Officer of any Borrower has knowledge of the occurrence of each Default, a statement of a Responsible Officer (or person performing similar functions) of the

Borrowers setting forth details of such Default or other event and the action that the Borrowers have taken and proposes to take with respect thereto;

(b)           Monthly Financials.  For each month, as soon as available and in any event within 30 days after the end of each month and within 45 days after the end of each March, June, September, December and within 60 days after the end of July 2009. a Consolidated balance sheet of the Borrowers and their respective Subsidiaries as of the end of such month, and Consolidated statements of income and cash flows of the Borrowers and their respective Subsidiaries for the period commencing at the end of the previous month and ending with the end of such month, and Consolidated statements of income and cash flows of the Borrowers and their respective Subsidiaries for the period commencing at the end of the previous Fiscal Year and ending with the end of such month, all in reasonable detail and duly certified by a Responsible Officer of each Borrower.

(c)           Quarterly Financials.  Commencing with the Fiscal Quarter ending June 30, 2009, as soon as available and in any event within 45 days after the end of each of the first three quarters of each Fiscal Year (or such earlier date as each Borrower may be required by the SEC to deliver its Form 6-K or such later date as the SEC may permit for the delivery of such Borrower’s Form 6-K up to 60 days), a Consolidated balance sheet of the Borrowers and their respective Subsidiaries as of the end of such quarter, and Consolidated statements of income and cash flows of the Borrowers and their respective Subsidiaries for the period commencing at the end of the previous quarter and ending with the end of such quarter, and Consolidated statements of income cash flows of the Borrowers and their respective Subsidiaries for the period commencing at the end of the previous Fiscal Year and ending with the end of such quarter, setting forth, in each case in comparative form the corresponding figures for the corresponding period of the immediately preceding Fiscal Year, all in reasonable detail and duly certified (subject to normal year-end audit adjustments) by a Responsible Officer of each Borrower as having been prepared in accordance with GAAP, together with a certificate of said officer stating that no Default has occurred and is continuing or, if a Default has occurred and is continuing, a statement as to the nature thereof and the action that each Borrower has taken and proposes to take with respect thereto;

(d)           Annual Financials.  As soon as available and in any event within 90 days following the end of each Fiscal Year, a copy of the annual audit report for such Fiscal Year, including therein a Consolidated balance sheet of the Borrowers and their respective Subsidiaries as of the end of such Fiscal Year and Consolidated statements of income and cash flows of the Borrowers and their respective Subsidiaries for such Fiscal Year, in each case accompanied by (A) an opinion acceptable to the Primary Agent and Primary Collateral Agent of independent public accountants of recognized national standing acceptable to the Primary Agent and Primary Collateral Agent and (B) a certificate of a Responsible Officer of each Borrower stating that no Default has occurred and is continuing or, if a Default has occurred and is continuing, a statement as to the nature thereof and the action that each Borrower has taken and proposes to take with respect thereto, together with a schedule in form reasonably satisfactory to the Primary Agent and Primary Collateral Agent of the computations used in determining, as of the end of such Fiscal Year, compliance with the covenants contained in Sections 5.02(j) and 5.04; provided that, in the event of any change in GAAP used in the preparation of such financial statements, each Borrower shall also provide, if necessary for the determination of compliance with Section 5.02(j) and 5.04, a statement of reconciliation conforming such financial statements to GAAP;

(e)           Compliance Certificate.  Together with the delivery of financial statements pursuant to clauses (b), (c) and (d) of this Section 5.03, a duly completed Compliance Certificate.

(f)            Accounts.  15 days’ prior written notice to the Agents before the opening of any deposit or securities account that is not in existence on the Closing Date by any Loan Party;

(g)           Annual Budgets.  As soon as available, and in any event no later than 30 days after the end of each Fiscal Year, a reasonably detailed consolidated budget for the following Fiscal Year on a monthly basis detailing the Borrowers’ anticipated Consolidated income statement, balance sheet and cash flow statements, in each case together with a written set of assumptions supporting such statements, for and setting forth the anticipated uses of the Advances (collectively, the “Projections”), (A) on a Consolidated basis for the Borrowers and their Subsidiaries, and (B) on a separate geographic regional basis for the regions of Europe, Latin America and North America, in each case on an operations basis consistent with the materials previously furnished to the Lead Arrangers.

(h)           ERISA Events and Canadian Pension Plan Events, Etc.  Promptly and in any event within 20 Business Days after any Loan Party or any ERISA Affiliate knows or has reason to know that any ERISA Event or any Canadian Pension Plan Event has occurred with respect to an ERISA Plan, a Canadian Pension Plan or a Canadian MEPP, as applicable, a statement of a Responsible Officer of each Borrower describing such ERISA Event or Canadian Pension Plan Event and the action, if any, that such Loan Party or such ERISA Affiliate has taken and proposes to take with respect thereto, and, on (or within 5 Business Days after) the latest date any records, documents or other information must be furnished to the PBGC or other applicable governmental authority by or on behalf of a Canadian Loan Party with respect to any ERISA Plan pursuant to Section 4010 of ERISA or otherwise relating to any Canadian Pension Plan or a Canadian MEPP, a copy of such records, documents and information;

(i)            Plan Terminations.  Promptly and in any event within 3 Business Days after receipt thereof by any Loan Party or any ERISA Affiliate, copies of each notice from the PBGC or other governmental authority stating its intention to terminate any ERISA Plan or Canadian Pension Plan or to have a trustee or other receiver appointed to administer any ERISA Plan or any Canadian Pension Plan;

(j)            Actuarial Reports.  Promptly upon (and in any event within 30 days following) receipt thereof by any Loan Party or any ERISA Affiliate, a copy of the annual actuarial valuation report for each Single Employer Plan or Canadian Pension Plan the funded current liability percentage (as defined in Section 302(d)(8) of ERISA or under applicable Canadian laws) of which is less than 90% or the unfunded current liability of which exceeds $5,000,000;

(k)           Multiemployer Plan and Canadian Pension Plan Notices.  Promptly and in any event within 10 Business Days after receipt thereof by any Loan Party or any ERISA Affiliate from a governmental authority or the sponsor of a Multiemployer Plan or a Canadian MEPP, copies of each notice concerning (i) the imposition of Withdrawal Liability or other additional liability by any such Multiemployer Plan or under any such Canadian MEPP, where such Withdrawal Liability or additional liability, exceeds $5,000,000 (ii) the reorganization or termination, within the meaning of Title IV of ERISA or as provided under applicable laws of any such Multiemployer Plan or Canadian MEPP or (iii) the amount of liability incurred, or that may be incurred, by such Loan Party or any ERISA Affiliate in connection with any event described in clause (i) or (ii) above;

(l)            Canadian Pension Plans and Canadian MEPPs.  Promptly after the filing thereof with the appropriate governmental authority, copies of each annual report (including applicable schedules) with respect to each Canadian Benefit Plan or Canadian Pension Plan or any trust created thereunder.  Promptly deliver (i) copies of each annual and other return, report or valuation with respect to each Canadian Pension Plan as filed with any applicable governmental authority; (ii) a copy of any direction, order, notice, ruling or opinion that any Loan Party or Canadian Pension Plan or Canadian Benefit Plan may receive from any applicable governmental authority with respect to any Canadian Pension Plan or Canadian MEPP; and (iii) any notification within 30 days of any increases having a cost to one or more of the Loan Parties in excess of $5,000,000 per annum in the aggregate, in the benefits under any existing Canadian Pension Plan, Canadian MEPP or Canadian Benefit Plan, or the establishment of any new Canadian Pension Plan, Canadian MEPP or Canadian Benefit Plan, or the commencement of contributions to any such plan to which any Loan Party was not previously contributing;

(m)          Litigation.  Promptly after the commencement thereof, notice of each unstayed action, suit, investigation, litigation and proceeding before any court or governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, affecting any Loan Party or any of its Subsidiaries that (i) is reasonably likely to be determined adversely and if so determined adversely could be reasonably likely to have a Material Adverse Effect or (ii) purports to affect the legality, validity or enforceability of this Agreement, any Note, any other Loan Document or the consummation of the transactions contemplated hereby;

(n)           Securities Reports.  Promptly after the sending or filing thereof, copies of all proxy statements, financial statements and reports that any Borrower sends to its public stockholders, copies of all regular, periodic and special reports, and all registration statements, that any Borrowers files with the SEC or any governmental authority that may be substituted therefor, or with any national securities exchange; provided that such documents may be made available by posting on such Borrower’s website;

(o)           Environmental Conditions.  Promptly after the assertion or occurrence thereof, notice of any Environmental Action against or of any non-compliance by any Loan Party or any of its Subsidiaries with any Environmental Law or Environmental Permit that could reasonably be expected to (i) have a Material Adverse Effect or (ii) cause any real property to be subject to any restrictions on ownership, occupancy, use or transferability under any Environmental Law that could reasonably be expected to have a Material Adverse Effect;

(p)           Thirteen Week Forecasts.  For the first six calendar months following the Closing Date, (i) within two Business Days following the last Business Day of each week, a cash flow forecast detailing cash receipts and cash disbursements on a weekly basis for the next thirteen weeks (a “Thirteen Week Forecast”), containing such information and calculation as shall be reasonably satisfactory to the Primary Agent and the Primary Collateral Agent and (ii) within two Business Days following the first Business Day of each week, a Variance Report for the previous week; provided that such obligation shall continue after the conclusion of such six-month period if (x) during such six-month period there shall have occurred any default or Event of Default, (y) at the conclusion of such six-month period any fees, costs or expenses due and payable by any Loan Party shall not have been paid by such Loan Party under the loan documentation or (z) at the conclusion of such six-month period, Liquidity Availability (as defined in the Revolving

Facility Credit Agreement) shall be less than $200 million (to be tested on a trailing 30 day average), in each case as determined by the Primary Agent in its sole discretion;

(q)           Other Information.  Such other information respecting the business, condition (financial or otherwise), operations, performance, properties or prospects of any Loan Party or any of its Subsidiaries as any Lender (through the Administrative Agent), the Administrative Agent or any of their advisors may from time to time reasonably request;

(r)            Tax Events.  (i)  Revenue Agent Reports.  Within 30 days after receipt, copies of all Revenue Agent Reports (Internal Revenue Service Form 886), or notices of assessment or reassessment of the Canada Revenue Agency or any relevant provincial or territorial taxing authority or other written proposals of the Internal Revenue Service or the Canada Revenue Agency or any relevant provincial or territorial taxing authority, that propose, determine or otherwise set forth positive adjustments to the Canadian or United States federal or provincial or territorial income tax liability including any liability of the affiliated group (within the meaning of Section 1504(a)(1) of the Internal Revenue Code) of which any Borrower is a member or of any Loan Party or any Subsidiary of any Loan Party aggregating $25,000,000 or more.  (ii) Tax Certificates.  Promptly, and in any event within ten Business Days after the due date (with extensions) for filing the final Federal income tax return in respect of each taxable year, a certificate (a “Tax Certificate”), signed by the President, the Chief Financial Officer or the chief accounting officer of each Borrower, stating that each such Borrower has paid to the Internal Revenue Service or other taxing authority, the full amount set out in such tax return for such year.  (iii) Canadian Tax Certificates.  Promptly, and in any event within 30 Business Days after the due date for filing the Canadian federal and each provincial income tax return for each Canadian Loan Party and each Canadian Subsidiary in respect of each taxation year, a certificate (the “Canadian Tax Certificate”) signed by a Responsible Officer of each Borrower that each Canadian Loan Party and each Canadian Subsidiary has paid all amounts in respect of taxes set out in such tax return for such year to the relevant taxing authority within the time required for such taxation year;

(s)           Reorganization Plans; Confirmation Orders.  Promptly after the same is available, copies of all pleadings, motions, applications, judicial information, financial information and other documents filed by or on behalf of any of the Loan Parties with the U.S. Bankruptcy Court or the Canadian Bankruptcy Court in the Debtors’ Cases with respect to any Reorganization Plan or Confirmation Order;

(t)            Material Adverse Change.  Prompt notice of any Material Adverse Change;

(u)           Revolving Credit Facility Notices.  Promptly following delivery thereof, a copy of any notice delivered with respect to the Revolving Credit Facility to any arranger or any agent thereunder;

provided that each delivery pursuant to clauses (a) through (u) above may be made available by posting on a website maintained by the Borrowers and identified to the Lenders, the Administrative Agent and the Collateral Agent.

Section 5.04  Financial Covenants.  So long as any Advance shall remain unpaid or any Lender shall have any Commitment hereunder, the Borrowers will:

(a)           Minimum Consolidated Fixed Charge Coverage Ratio.  Maintain as of each date set forth below for each period set forth below, as determined for such period then ended, a

Consolidated Fixed Charge Coverage Ratio of not less than the ratio set forth below opposite such period:

Period	Minimum Consolidated Fixed Charge Coverage Ratio
1 month ended August 31, 2009	1.90:1.00
2 months ended September 30, 2009	1.90:1.00
3 months ended October 31, 2009	1.70:1.00
4 months ended November 30, 2009	1.90:1.00
5 months ended December 31, 2009	2.00:1.00
8 months ended March 31, 2010	1.45:1.00
11 months ended June 30, 2010	1.40:1.00
4 Fiscal Quarters ended September 30, 2010	1.10:1.00
4 Fiscal Quarters ended December 31, 2010	1.10:1.00
4 Fiscal Quarters ended March 31, 2011	1.00:1.00
4 Fiscal Quarters ended June 30, 2011	1.00:1.00
4 Fiscal Quarters ended September 30, 2011	1.00:1.00
4 Fiscal Quarters ended December 31, 2011	1.00:1.00
4 Fiscal Quarters ended March 31, 2012	1.10:1.00
4 Fiscal Quarters ended June 30, 2012	1.10:1.00

(b)           Consolidated Leverage Ratio.  Maintain at all times a Consolidated Leverage Ratio of not more than the amount set forth below for each Measurement Period set forth below.

Period of Four Fiscal Quarters Ended	Maximum Consolidated Leverage Ratio
September 30, 2009	2.95:1.00
December 31, 2009	2.95:1.00
March 31, 2010	2.80:1.00

June 30, 2010	2.60:1.00
September 30, 2010	2.50:1.00
December 31, 2010	2.30:1.00
March 31, 2011	2.30:1.00
June 30, 2011	2.30:1.00
September 30, 2011	2.30:1.00
December 31, 2011	1.80:1.00
March 31, 2012	1.80:1.00
June 30, 2012	1.80:1.00

(c)           Guaranty Coverage Test.  Cause the Guaranty Coverage Test to be satisfied at all times and use commercially reasonable efforts to cause the EBITDAR of the Loan Parties, taken as a whole, to constitute not less than 90% of the Consolidated EBITDAR of the Parent and its Subsidiaries.

ARTICLE VI

EVENTS OF DEFAULT

Section 6.01  Events of Default.  If any of the following events (“Events of Default”) shall occur and be continuing:

(a)           any Loan Party shall fail to pay any principal of any Advance when the same shall become due and payable or any Loan Party shall fail to make any payment of interest on any Advance or any other payment under any Loan Document within one Business Day after the same becomes due and payable; or

(b)           any representation or warranty made by any Loan Party (or any of its officers) under or in connection with any Loan Document shall prove to have been incorrect in any material respect (or, with respect to any representation or warranty that is qualified by materiality, in any respect) when made or deemed made; or

(c)           any Loan Party shall fail to perform or observe (i) any term, covenant or agreement contained in Sections 2.15, 5.01(c), (e), (f), (j), (l), (p), (q), (t) or (w), 5.02, 5.03 or 5.04, (ii) any term, covenant or agreement contained in Section 5.01(k), if such failure shall remain unremedied for 3 Business Days or (iii) any term, covenant or agreement (other than those listed in clause (i) above) contained in Article V hereof, if such failure shall remain unremedied for 10 Business Days; or

(d)           any Loan Party shall fail to perform any other term, covenant or agreement contained in any Loan Document on its part to be performed or observed if such failure shall remain unremedied for 30 days; or

(e)           (i) any Loan Party or any of its Subsidiaries shall fail to pay any principal of, premium or interest on or any other amount payable in respect of (x) Debt in respect of the Revolving Credit Facility or (y) one or more other items of Debt of the Loan Parties and their Subsidiaries (excluding Debt outstanding hereunder) that is outstanding in an aggregate principal or notional amount (or, in the case of any Hedge Agreement, an Agreement Value) of at least $10.0 million when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreements or instruments relating to all such Debt; or (ii) any other event shall occur or condition shall exist under the agreements or instruments relating to (x) Debt in respect of the Revolving Credit Facility or (y) one or more other items of Debt of the Loan Parties and their Subsidiaries (excluding Debt outstanding hereunder) that is outstanding in an aggregate principal or notional amount of at least $10.0 million, and such other event or condition shall continue after the applicable grace period, if any, specified in all such agreements or instruments, if the effect of such event or condition is to accelerate, or to permit the acceleration of, the maturity of such Debt or otherwise to cause, or to permit the holder thereof to cause, such Debt to mature; or (iii) (x) the Revolving Credit Facility or (y) one or more other items of Debt of the Loan Parties and their Subsidiaries (excluding Debt outstanding hereunder) that is outstanding in an aggregate principal or notional amount (or, in the case of any Hedge Agreement, an Agreement Value) of at least $10.0 million shall be declared to be due and payable or required to be prepaid or redeemed (other than by a regularly scheduled or required prepayment or redemption), purchased or defeased, or an offer to prepay, redeem, purchase or defease such Debt shall be required to be made, in each case prior to the stated maturity thereof; or (iv) any Loan Party or any of its Subsidiaries shall violate any provision of its charter or any certificate of designation in respect of preferred stock issued by such Loan Party or such Subsidiary of a Loan Party (excluding any violation for which such charter or certificate of designation provides a cure or remedy that is permitted to be effected under the terms of this Agreement); or

(f)            one or more final, non-appealable judgments or orders for the payment of money in excess of $10,000,000 (exclusive of any judgment or order the amounts of which are fully covered by insurance (less any applicable deductible) which is not in dispute) in the aggregate at any time, shall be rendered against any Loan Party or any of its Subsidiaries and enforcement proceedings shall have been commenced by any creditor upon such judgment or order; or

(g)           one or more nonmonetary judgments or orders shall be rendered against any Loan Party or any of its Subsidiaries that is reasonably likely to have a Material Adverse Effect, and there shall be any period of 10 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

(h)           any provision of any Loan Document after delivery thereof pursuant to  Section 3.01, 3.02 or 5.01(v) shall for any reason cease to be valid and binding on or enforceable against any Loan Party intended to be a party to it, or any such Loan Party shall so state in writing; or

(i)            any Collateral Document after delivery thereof pursuant to Section 3.01, 3.02 or 5.01(v) shall for any reason (other than pursuant to the terms thereof) cease to create a valid and perfected lien on and security interest (or charge, as applicable) in the Collateral purported to be covered thereby; or

(j)            any ERISA Event or Canadian Pension Plan Event shall have occurred with respect to an ERISA Plan or Canadian Pension Plan, and the sum (determined as of the date of occurrence of such ERISA Event or Canadian Pension Plan Event) of the additional payments (i.e. payments over and above those that would have been made had the ERISA Event or the Canadian Pension Plan Event not occurred) resulting from the Insufficiency of such ERISA Plan or Canadian Pension Plan and such additional payments resulting from the Insufficiency of any and all other ERISA Plans or Canadian Pension Plans with respect to which an ERISA Event or Canadian Pension Plan Event shall have occurred and then exist exceeds $10,000,000 per annum (excluding such amounts to the extent they are included in Restructuring Charges and which Restructuring Charges in the aggregate do not exceed the amounts specified in Appendix III); or

(k)           any Loan Party or any ERISA Affiliate shall have been notified that it has incurred Withdrawal Liability to such Multiemployer Plan or such Canadian MEPP, as the case may be, in an amount that, when aggregated with all other amounts required to be paid to any such plans by the Loan Parties and the ERISA Affiliates as Withdrawal Liability (determined as of the date of such notification) requires payments exceeding (x) in the case of any Canadian MEPP that is governed by applicable laws of the Province of Quebec, $20,000,000 in the aggregate during the term of this Agreement and (y) in the case of any other Multiemployer Plan or Canadian MEPP, in excess of $10,000,000 per annum (in each case excluding such amounts to the extent they are included in Restructuring Charges and which Restructuring Charges in the aggregate do not exceed the amounts specified in Appendix III); or

(l)            [Intentionally Omitted]

(m)          [Intentionally Omitted]

(n)           [Intentionally Omitted]

(o)           [Intentionally Omitted]

(p)           [Intentionally Omitted]

(q)           any challenge by any Loan Party to the validity of any Loan Document or the applicability or enforceability of any Loan Document or which seeks to void, avoid, limit, or otherwise adversely affect the security interest created by or in any Loan Document or any payment made pursuant thereto; or

(r)            [Intentionally Omitted]

(s)           any Loan Party or any of its Subsidiaries shall generally not pay its debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against any such Loan Party or any of its Subsidiaries seeking to adjudicate any such Loan Party or any such Subsidiary a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property and, in the case of any such proceeding instituted against it (but not instituted by it) that is being diligently contested by it in good faith, either such proceeding shall remain undismissed or unstayed for a period of 30 days or any of the actions sought in such proceeding (including, without limitation, the entry of an order for relief against, or the appointment of a receiver, trustee, custodian or other similar official for, it or any substantial part of its property) shall occur; or any Loan Party or any of its Subsidiaries shall take any corporate action to authorize any of the actions set forth above in this subsection (s); or

(t)            any Loan Party shall fail to comply in any material respect with any Confirmation Order or any other applicable Order or stipulation entered by the Bankruptcy Court in these Bankruptcy Cases; or

(u)           any of the Confirmation Orders is revoked, remanded, vacated, reversed, stayed, rescinded, or modified or amended in any manner materially adverse to the Lenders or the Agents, in the Administrative Agent’s and the Primary Collateral Agent’s sole discretion;

then, upon the actual or deemed entry of an order for relief with respect to any Borrower under the Bankruptcy Code the Commitments shall be immediately terminated and all of the Obligations, including the Advances, shall automatically become immediately due and payable, without presentment, demand, protest, notice of intent to accelerate, notice of acceleration or other requirements of any kind, all of which are hereby expressly waived by Borrowers to the extent permitted by applicable law; and upon the occurrence of any other Event of Default, in every such event and at any time thereafter during the continuance of such event, the Administrative Agent may, and, at the request of the Required Lenders, the Administrative Agent or the Primary Collateral Agent (subject to the terms of the Collateral Documents and the Intercreditor Agreement), shall take one or more of the following actions, at the same or different times (provided that (x) with respect to clause (iii) below, in so far as the right of set-off is to be exercised in respect of any account of a Loan Party, and (y) with respect to the enforcement of Liens or other remedies against the Collateral under clause (iv) below, the Primary Collateral Agent shall provide the Borrowers with five (5) Business Days’ written notice prior to taking the action contemplated thereby):  (i) terminate forthwith the Commitments; (ii) declare the principal of Notes, all interest thereon, and all Obligations of the Loan Parties accrued hereunder or under any other Loan Document to be forthwith due and payable, whereupon such amounts shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Loan Parties, anything contained herein or in any other Loan Document to the contrary notwithstanding; and (iii) subject to the terms of the Intercreditor Agreement, exercise any and all remedies under this Agreement, the Loan Documents, and applicable law available to the Agents and the Lenders.

ARTICLE VII

THE AGENTS

Section 7.01  Appointment and Authorization of the Primary Agent and Primary Collateral Agent.  (a)  Each Lender hereby irrevocably appoints, designates and authorizes CS to act on its behalf as the Primary Agent hereunder and under the other Loan Documents and authorizes the Primary Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent or the Primary Agent by the terms hereof and thereof, together with such actions and powers as are reasonably incidental thereto.  Each of CS, GECC and Wachovia hereby agree that CS shall have the primary role and duties (including responsibility for exercising discretion and making certain decisions) as the Primary Agent (and the Administrative Agent) hereunder.

(b)               Each Secured Party hereby irrevocably appoints, designates and authorizes CS to act on its behalf as the Primary Collateral Agent hereunder and under the other Loan Documents and authorizes the Primary Collateral Agent to take such actions on its behalf and to exercise such powers as are delegated to the Collateral Agent or the Primary Collateral Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto, including acting as the agent of such Secured Party for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Secured Obligations.  Each of CS, GECC and Wachovia hereby agree that CS shall have the primary role and duties (including responsibility for exercising discretion and making certain decisions) as the Primary Collateral Agent (and the Collateral Agent) hereunder.

(c)               Notwithstanding any provision to the contrary contained elsewhere herein or in any other Loan Document, no Agent shall have any duties or responsibilities, except those expressly set forth herein, nor shall any Agent have or be deemed to have any fiduciary relationship with any Lender, Secured Party or participant, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against such Agent.  Without limiting the generality of the foregoing sentence, the use of the term “agent” herein and in the other Loan Documents with reference to any Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law.  Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

(d)               For greater certainty, and without limiting the powers of the Administrative Agent or the Collateral Agent, each of the Secured Parties hereby irrevocably constitutes the Primary Collateral Agent as the holder of an irrevocable power of attorney (fondé de pouvoir within the meaning of Article 2692 of the Civil Code of Québec) in order to hold hypothecs and security granted by any Loan Party on property pursuant to the laws of the Province of Québec in order to secure obligations of any Loan Party under any bond, debenture or similar title of indebtedness, issued by any Loan Party, and hereby agrees that the Primary Agent may act as the bondholder and mandatary (i.e. agent) with respect to any shares, capital stock or other securities or any bond, debenture or similar title of indebtedness that may be issued by any Loan Party and pledged in favor of the Primary Collateral Agent, for the benefit of the Secured Parties. The execution by the Primary Collateral Agent, acting as fondé de pouvoir and mandatary, prior to this Agreement of any deeds of hypothec or other security documents is hereby ratified and confirmed.

Notwithstanding the provisions of Section 32 of An Act respecting the special powers of legal persons (Québec), the Primary Agent may acquire and be the holder of any bond or debenture issued by any Loan Party (i.e. the fondé de pouvoir may acquire and hold the first bond issued under any deed of hypothec by any Loan Party).

The constitution of the Primary Collateral Agent as fondé de pouvoir, and of the Primary Agent as bondholder and mandatary with respect to any bond, debenture, shares, capital stock or other securities that may be issued and pledged from time to time to the Primary Collateral Agent for the benefit of the Secured Parties, shall be deemed to have been ratified and confirmed by each Person accepting an assignment of, a participation in or an arrangement in respect of, all or any portion of any Secured Parties’ rights and obligations under this Agreement by the execution of an assignment, including an Acceptance, or other agreement pursuant to which it becomes such assignee or participant, and by each successor Agent by the execution of an Acceptance or other agreement, or by the compliance with other formalities, as the case may be, pursuant to which it becomes a successor Agent under this Agreement.

The Primary Collateral Agent acting as fondé de pouvoir shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favor of the Administrative Agent in this Agreement, which shall apply mutatis mutandis to the Primary Collateral Agent acting as fondé de pouvoir.

Section 7.02  Delegation of Duties.  The Primary Agent may execute any of its duties under this Agreement or any other Loan Document by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel and other consultants or experts concerning all matters pertaining to such duties.  Each Agent and any such sub-agent (each a “Subagent”) may perform any and all of its duties and exercise its rights and powers by or through their respective related parties.  Each such Subagent and the related parties of each Agent and each such Subagent shall be entitled to the benefits of all provisions of this Article VII and Article VIII (as though such Subagents were the “Primary Agent” or the “Primary Collateral Agent,” as the case may be, under the Loan Documents) as if set forth in full herein with respect thereto.  No Agent shall be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects in the absence of gross negligence or willful misconduct.

Section 7.03  Liability of Agents.  No Agent-Related Person shall (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Loan Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct in connection with its duties expressly set forth herein), or (b) be responsible in any manner to any Lender or participant for any recital, statement, representation or warranty made by any Loan Party or any officer thereof, contained herein or in any other Loan Document, or in any certificate, report, statement or other document referred to or provided for in, or received by any Agent under or in connection with, this Agreement or any other Loan Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document, or for any failure of any Loan Party or any other party to any Loan Document to perform its obligations hereunder or thereunder.  No Agent-Related Person shall be responsible to any Secured Party for the due execution, legality, validity, enforceability, effectiveness, genuineness, sufficiency or value of, or the attachment, perfection or priority of any Lien created or purported to be created under or in connection with, any Loan Document. No Agent-Related Person shall be under any obligation to any Lender or participant to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party or any Affiliate thereof.

Section 7.04  Reliance by Agents.  (a)  Each Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, communication, signature, resolution, representation, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex or telephone message, electronic mail message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to any Loan Party), independent accountants and other experts selected by such Agent, as applicable.  Each Agent shall be fully justified in failing or refusing to take any action under any Loan Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.  Each Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders (or such greater number of Lenders as may be expressly required hereby in any instance) and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders.

(b)               For purposes of determining compliance with the conditions specified in Section 3.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the relevant Agent or Agents shall have received notice from such Lender prior to the Closing Date specifying its objection thereto.

Section 7.05  Notice of Default.  No Agent shall be deemed to have knowledge or notice of the occurrence of any Default, except with respect to defaults in the payment of principal, interest and fees required to be paid to any Agent for the account of the Lenders, unless such Agent shall have received written notice from a Lender or any Borrower referring to this Agreement, describing such Default and stating that such notice is a “Notice of Default.”  The Administrative Agent will notify the Lenders of its receipt of any such notice.  The Administrative Agent, in consultation with the Initial Lenders and the Primary Collateral Agent, shall take such action with respect to such Default as may be directed by the Required Lenders in accordance with Article VI; provided, however, that unless and until the Administrative Agent has received any such direction, it may (but shall not be obligated to) take such action, or refrain from taking such action, in each case, in consultation with the Initial Lenders and the Primary Collateral Agent, with respect to such Default as it shall deem advisable or in the best interest of the Lenders.

Section 7.06  Credit Decision; Disclosure of Information by Agents.  Each Lender acknowledges that no Agent-Related Person has made any representation or warranty to it, and that no act by any Agent hereafter taken, including any consent to and acceptance of any assignment or review of the affairs of any Loan Party or any Affiliate thereof, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Lender as to any matter, including whether Agent-Related Persons have disclosed material information in their possession.  Each Lender represents to the Agents that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of the Loan Parties and their respective Subsidiaries, and all applicable bank or other regulatory Laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrowers hereunder.  Each Lender also represents that it will, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of each Borrower.  Except for notices, reports and other documents expressly required to be furnished to the Lenders by any Agent herein, such Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of any of the Loan Parties or any of their respective Affiliates which may come into the possession of any Agent-Related Person.  Promptly after receipt of any report or certificate from any Loan Party pursuant to Sections 5.01(e)(iii) and 5.03, the Administrative Agent shall deliver such report or certificate to the Lenders.

Section 7.07  Indemnification of Agents.  Whether or not the transactions contemplated hereby are consummated, the Lenders shall severally indemnify upon demand each Agent-Related Person (to the extent not reimbursed by or on behalf of any Loan Party and without limiting the obligation of any Loan Party to do so), pro rata, and hold harmless each Agent-Related Person from and against any and all Indemnified Liabilities incurred by it; provided, however, that no Lender shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Liabilities to the extent determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted primarily from such Agent-Related Person’s own gross negligence or willful misconduct; provided, however, that no action taken in accordance with the directions of the Required Lenders shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section.  Without limitation of the foregoing, each Lender shall reimburse each Agent upon demand for its ratable share of any costs or out-of-pocket expenses (including the reasonable costs and expenses of counsel to the Agents) incurred by any Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that such Agent is not reimbursed for such expenses by or on behalf of the Borrowers.  The undertaking in this Section shall survive termination of the Commitments, the payment of all other Obligations and the resignation of each of the Agents.  In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 7.07 applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Lender, its directors, shareholders or creditors and whether or not the transactions contemplated hereby are consummated.

Section 7.08  Agents in Their Individual Capacity.  The Agents and their respective Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire Equity Interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with each of the Loan Parties and their respective Affiliates as though the Agents were not an Agent or Issuing Bank hereunder, as the case may be, and without notice to or consent of the Lenders.  The Lenders acknowledge that, pursuant to such activities, each of the Agents and each of their respective Affiliates may receive information regarding any Loan Party or its Affiliates (including information that may be subject to confidentiality obligations in favor of such Loan Party or such Affiliate) and acknowledge that each of the Agents and their respective Affiliates shall be under no obligation to provide such information to them.  With respect to its Advances, each of the Agents and their respective Affiliates shall have the same rights and powers under this Agreement as any other Lender and may exercise such rights and powers as though it were not an Agent and the terms “Lender” and “Lenders” include the Agents in its individual capacity.

Section 7.09  Successor Agent.  Each Agent may resign from acting in such capacity upon 30 days’ prior notice to the Lenders and the Borrowers.  If an Agent resigns under this Agreement, the Required Lenders shall appoint from among the Lenders a successor agent for the Lenders with, absent the occurrence and continuation of an Event of Default, the consent of the Borrowers (such consent not to be unreasonably withheld or delayed).  If no successor agent is appointed prior to the effective date of the resignation of such Agent, such Agent may appoint, after consulting with the Lenders, a successor agent from among the Lenders with, absent the occurrence and continuation of an Event of Default, the consent of the Borrowers (such consent not to be unreasonably withheld or delayed).  Upon the acceptance of its appointment as successor agent hereunder, the Person acting as such successor agent shall succeed to all the rights, powers and duties of the retiring Agent and the term “Agent” shall mean such successor agent, and the retiring Agent’s appointment, powers and duties as Agent shall be terminated, without any other or further act or deed on the part of such retiring Agent or any other Lender.  After any retiring Agent’s resignation hereunder as Agent, the provisions of this Article VII and Section 10.05 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement.  If no successor agent has accepted appointment as Agent by the date which is 30 days following a retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective and the Lenders shall perform all of the duties of the Agent hereunder until such time, if any, as the Required Lenders appoint a successor agent as provided for above.

Section 7.10  Administrative Agent May File Proofs of Claim.  In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Advance shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether any Agent shall have made any demand on the Borrowers) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)           to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Advances and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Agents (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Agents and their respective agents and counsel and all other amounts due the Lenders and the Agents under Sections 2.08 and 10.05) allowed in such judicial proceeding; and

(b)           to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due to the Administrative Agent under Sections 2.08 and 10.05.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding.

Section 7.11  Collateral and Guaranty Matters.  Subject to the Intercreditor Agreement, the Lenders irrevocably authorize the Primary Collateral Agent, at its option and in its discretion,

(a)           to release any Lien on any property granted to or held by the Primary Collateral Agent under any Loan Document (i) upon termination of the Commitments and payment in full of all Obligations (other than contingent indemnification obligations), (ii) that is sold or to be sold as part of or in connection with any sale permitted hereunder or under any other Loan Document, or (iii) subject to Section 10.01(h), if approved, authorized or ratified in writing by the Required Lenders;

(b)           to subordinate any Lien on any property granted to or held by the Primary Collateral Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 5.02(a);

(c)           to release any Guarantor from its obligations under the Guaranty if such Person ceases to be a Subsidiary as a result of a transaction permitted hereunder or if all of such Person’s assets are sold or liquidated as permitted under the terms of the Loan Documents and the proceeds thereof are distributed to any Borrower; and

(d)           to acquire, hold and enforce any and all Liens on Collateral granted by and of the Loan Parties to secure any of the Secured Obligations, together with such other powers and discretion as are reasonably incidental thereto.

Upon request by the Primary Collateral Agent at any time, the Required Lenders (acting on behalf of all the Lenders) will confirm in writing the Primary Collateral Agent’s authority to release Liens or subordinate certain Lines and other interests of the Secured Parties in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty pursuant to this Section 7.11.

Section 7.12  Other Agents; Arrangers and Managers.  None of the Lenders or other Persons identified on the facing page or signature pages of this Agreement as a “co-administrative agent”, “co-collateral agent”, “syndication agent,” “documentation agent,” “book runner,” “arranger,” or “lead arranger” shall have any right, power, obligation, liability, responsibility or duty under this Agreement other than, in the case of such Lenders, those applicable to all Lenders as such.  Without limiting the foregoing, (a) none of the Lenders or other Persons so identified shall have or be deemed to have any fiduciary relationship with any Lender and (b) each reference in this Agreement to “the Administrative Agent” shall be and be deemed a reference to the Primary Agent.  Each Lender acknowledges that it has not relied, and will not rely, on any of the Lenders or other Persons so identified in deciding to enter into this Agreement or in taking or not taking action hereunder.

Section 7.13  Intercreditor Arrangements.  Each of the Lenders hereby acknowledges that it has received and reviewed the Intercreditor Agreement and agrees to be bound by the terms thereof.  Each Lender (and each Person that becomes a Lender hereunder pursuant to Section 10.08) hereby (i) acknowledges that CS, GECC and Wachovia are acting under the Intercreditor Agreement in multiple capacities as the Administrative Agent and/or the Collateral Agent and the administrative and and/or the collateral agent with respect to the Revolving Credit Facility) and (ii) waives any conflict of interest, now contemplated or arising hereafter, in connection therewith and agrees not to assert against CS, GECC or Wachovia any claims, causes of action, damages or liabilities of whatever kind or nature relating thereto.  Each Lender (and each Person that becomes a Lender hereunder pursuant to Section 10.08) hereby authorizes and directs CS, GECC and Wachovia to enter into the Intercreditor Agreement on behalf of such Lender and agrees that CS, GECC and Wachovia, in their various respective capacities thereunder, may take such actions on its behalf as is contemplated by the terms of the Intercreditor Agreement.  In the event of any conflict between the terms of the Intercreditor Agreement and any other Loan Document, the terms of the Intercreditor Agreement shall govern and control except as expressly set forth in the Intercreditor Agreement.

ARTICLE VIII

SUBSIDIARY GUARANTY

Section 8.01  Subsidiary Guaranty.  Each Guarantor, severally, unconditionally and irrevocably guarantees (the undertaking by each Guarantor under this Article VIII being the “Guaranty”) the punctual payment when due, whether at scheduled maturity or at a date fixed for prepayment or by acceleration, demand or otherwise, of all of the Obligations of each of the other Loan Parties now or hereafter existing under or in respect of the Loan Documents (including, without limitation, any extensions, modifications, substitutions, amendments or renewals of any or all of the foregoing Obligations), whether direct or indirect, absolute or contingent, and whether for principal, interest, premium, fees, indemnification payments, contract causes of action, costs, expenses or otherwise (such Obligations being the “Guaranteed Obligations”), and agrees to pay any and all expenses (including, without limitation, reasonable fees and expenses of counsel) incurred by the Administrative Agent or any of the other Secured Parties solely in enforcing any rights under this Guaranty.  Without limiting the generality of the foregoing, each Guarantor’s liability shall extend to all amounts that constitute part of the Guaranteed Obligations and would be owed by any of the other Loan Parties to the Administrative Agent or any of the other Secured Parties under or in respect of the Loan Documents but for the fact that they are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving such other Loan Party.

Section 8.02  Guaranty Absolute.  Each Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Loan Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Administrative Agent or any other Secured Party with respect thereto.  The Obligations of each Guarantor under this Guaranty are independent of the Guaranteed Obligations or any other Obligations of any Loan Party under the Loan Documents, and a separate action or actions may be brought and prosecuted against such Guarantor to enforce this Guaranty, irrespective of whether any action is brought against any other Loan Party or whether any other Loan Party is joined in any such action or actions.  The liability of each Guarantor under this Guaranty shall be absolute, unconditional and irrevocable irrespective of, and such Guarantor hereby irrevocably waives any defenses it may now or hereafter have in any way relating to, any and all of the following:

(a)           any lack of validity or enforceability of any Loan Document or any other agreement or instrument relating thereto;

(b)           any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations or any other Obligations of any Loan Party under the Loan Documents, or any other amendment or waiver of or any consent to departure from any Loan Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Loan Party or any of its Subsidiaries or otherwise;

(c)           any taking, exchange, release or nonperfection of any Collateral, or any taking, release or amendment or waiver of or consent to departure from any Subsidiary Guaranty or any other guaranty, for all or any of the Guaranteed Obligations;

(d)           any manner of application of Collateral, or proceeds thereof, to all or any of the Guaranteed Obligations, or any manner of sale or other disposition of any Collateral for all or any of the Guaranteed Obligations or any other Obligations of any Loan Party under the Loan Documents, or any other property and assets of any other Loan Party or any of its Subsidiaries;

(e)           any change, restructuring or termination of the corporate structure or existence of any other Loan Party or any of its Subsidiaries;

(f)            any failure of the Administrative Agent or any other Secured Party to disclose to any Loan Party any information relating to the financial condition, operations, properties or prospects of any other Loan Party now or hereafter known to the Administrative Agent or such other Secured Party, as the case may be (such Guarantor waiving any duty on the part of the Secured Parties to disclose such information);

(g)           the failure of any other Person to execute this Guaranty or any other guarantee or agreement of the release or reduction of the liability of any of the other Loan Parties or any other guarantor or surety with respect to the Guaranteed Obligations; or

(h)           any other circumstance (including, without limitation, any statute of limitations or any existence of or reliance on any representation by the Administrative Agent or any other Secured Party) that might otherwise constitute a defense available to, or a discharge of, such Guarantor, any other Loan Party or any other guarantor or surety other than payment in full in cash of the Guaranteed Obligations.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by the

Administrative Agent or any other Secured Party or by any other Person upon the insolvency, bankruptcy or reorganization of any other Loan Party or otherwise, all as though such payment had not been made.

Section 8.03  Waivers and Acknowledgments.  (a)  Each Guarantor hereby unconditionally and irrevocably waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Guaranteed Obligations and this Guaranty, and any requirement that the Administrative Agent or any other Secured Party protect, secure, perfect or insure any Lien or any property or assets subject thereto or exhaust any right or take any action against any other Loan Party or any other Person or any Collateral.

(b)               Each Guarantor hereby unconditionally waives any right to revoke this Guaranty, and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

(c)               Each Guarantor hereby unconditionally and irrevocably waives (i) any defense arising by reason of any claim or defense based upon an election of remedies by the Secured Parties which in any manner impairs, reduces, releases or otherwise adversely affects the subrogation, reimbursement, exoneration, contribution or indemnification rights of such Guarantor or other rights to proceed against any of the other Loan Parties, any other guarantor or any other Person or any Collateral, and (ii) any defense based on any right of setoff or counterclaim against or in respect of such Guarantor’s obligations hereunder.

(d)               Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the financing arrangements contemplated by the Loan Documents and that the waivers set forth in Section 8.02 and this Section 8.03 are knowingly made in contemplation of such benefits.

Section 8.04  Subrogation.  Each Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or may hereafter acquire against any other Loan Party or any other insider guarantor that arise from the existence, payment, performance or enforcement of its Obligations under this Guaranty or under any other Loan Document, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Administrative Agent or any other Secured Party against such other Loan Party or any other insider guarantor or any Collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from such other Loan Party or any other insider guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, until such time as all of the Guaranteed Obligations and all other amounts payable under this Guaranty shall have been paid in full in cash, all Secured Hedge Agreements shall have expired or been terminated and the Commitments shall have expired or terminated.  If any amount shall be paid to any Guarantor in violation of the immediately preceding sentence at any time prior to the latest of (a) the payment in full in cash of all of the Guaranteed Obligations and all other amounts payable under this Guaranty, (b) the latest date of expiration or termination of all Secured Hedge Agreements, and (c) the Termination Date, such amount shall be held in trust for the benefit of the Administrative Agent and the other Secured Parties and shall forthwith be paid to the Administrative Agent to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Loan Documents, or to be held as Collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising.  If (i) any Guarantor shall pay to the Administrative Agent all or any part of the Guaranteed Obligations, (ii) all of the Guaranteed Obligations and all other amounts payable under this Guaranty shall have been paid in full in cash, (iii) all Secured Hedge Agreements shall have expired or been terminated, and (iv) the Termination Date shall have occurred, the Administrative Agent and the other Secured Parties will, at such Guarantor’s request and expense, execute and deliver to such Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer of subrogation to such Guarantor of an interest in the Guaranteed Obligations resulting from the payment made by such Guarantor.

Section 8.05  Additional Guarantors.  Upon the execution and delivery by any Person of a guaranty joinder agreement in substantially the form of Exhibit F hereto (each, a “Guaranty Supplement”), (a) such Person shall be referred to as an “Additional Guarantor” and shall become and be a Guarantor hereunder, and each reference in this Guaranty to a “Guarantor” shall also mean and be a reference to such Additional Guarantor, and each reference in any other Loan Document to a “Guarantor” shall also mean and be a reference to such Additional Guarantor, and (b) each reference herein to “this Guaranty”, “hereunder”, “hereof” or words of like import referring to this Guaranty, and each reference in any other Loan Document to the “Guaranty”, “thereunder”, “thereof” or words of like import referring to this Guaranty, shall include each such duly executed and delivered Guaranty Supplement.

Section 8.06  Continuing Guarantee; Assignments.  This Guaranty is a continuing guaranty and shall (a) remain in full force and effect until the latest of (i) the payment in full in cash of all of the Guaranteed Obligations and all other amounts payable under this Guaranty, (ii) the latest date of expiration or termination of all Secured Hedge Agreements, and (iii) the Termination Date, (b) be binding upon each Guarantor and its successors and assigns and (c) inure to the benefit of, and be enforceable by, the Administrative Agent and the other Secured Parties and their respective successors, transferees and assigns.  Without limiting the generality of clause (c) of the immediately preceding sentence, any Lender may assign or otherwise transfer all or any portion of its rights and obligations under this Agreement (including, without limitation, all or any portion of its Commitment or Commitments, the Advances owing to it and the Notes held by it) pursuant to Section 10.08, and such assignee or transferee shall thereupon become vested with all the benefits in respect thereof granted to such Lender under this Article VIII or otherwise, in each case as provided in Section 10.08.

Section 8.07  No Reliance.  Each Guarantor has, independently and without reliance upon any Agent or any Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Guaranty and each other Loan Document to which it is or is to be a party, and such Guarantor has established adequate means of obtaining from each other Loan Party on a continuing basis information pertaining to, and is now and on a continuing basis will be completely familiar with, the business, condition (financial or otherwise), operations, performance, properties and prospects of such other Loan Party.

Section 8.08  Quebec Guarantees.  To the extent that any Guarantor, whether now or at any time in the future, is located in the Province of Quebec:

(a)           it hereby agrees that it shall be liable for, and hereby absolutely, irrevocably and unconditionally guarantees, on a solitary basis and as primary obligor and not merely as surety, to the Administrative Agent and the other Secured Parties and their respective successors and assigns, the Guaranteed Obligations; and

(b)           it expressly waives and renounces the benefits of division and discussion.

ARTICLE IX

[INTENTIONALLY OMITTED.]

ARTICLE X

MISCELLANEOUS

Section 10.01  Amendments, Etc.  No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by any Borrower or any other Loan Party therefrom, subject to the provisions of Section 10.15, shall be effective unless in writing signed by the Required Lenders (or the Initial Lenders, as applicable) and the Borrowers or the applicable Loan Party, as the case may be, and acknowledged by the Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall:

(a)           waive any condition set forth in Section 3.01 without the written consent of each Primary Agent;

(b)           extend or increase the Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 2.05 or Section 6.01) without the written consent of such Lender;

(c)           postpone any date fixed by this Agreement or any other Loan Document for any payment of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under any other Loan Document without the written consent of each Lender directly affected thereby;

(d)           reduce the principal of, or the rate of interest specified herein on, any Advance, or any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender directly affected thereby;

(e)           change (i) Section 2.02(a) in a manner that would alter the pro rata nature of Borrowings required thereby or (ii) Section 10.01, in each case with respect to clauses (i) and (ii) of this Section 10.01(e), without the written consent of each Lender;

(f)            change the definition of “Required Lenders” or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or grant any consent hereunder, without the written consent of each Lender; and

(g)           except in connection with a transaction permitted under this Agreement, release all or substantially all of the value of the Guaranty (including any Guaranty from Foreign Guarantors), taken as a whole, or release all or a material portion of the Collateral without the written consent of each Lender;

and provided further that (i) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document; (ii) no amendment, waiver or consent shall, unless in writing and signed by the Primary Collateral Agent in addition to the Lenders required above, affect the rights or duties of the Primary Collateral Agent under this Agreement or any other Loan Document; (iii) no amendment, waiver or consent shall, unless in writing and signed by the Lead Arrangers in addition to the Lenders required above, affect the rights or duties of the Lead Arrangers under this Agreement or any other Loan Document; and (iv) any amendment, waiver or consent with respect to the Fee Letter shall only require the consent of the parties thereto.  Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Commitment of such Lender may not be increased or extended without the consent of such Lender; and provided further that after the effectiveness of a (y) waiver of a prepayment required pursuant to Section 2.06(b)(iii) or (z) a modification of the definition of “Change of Control” or of Section 2.06(b)(iii), upon the occurrence of an event that would have constituted a Change of Control as defined in this Agreement prior to giving effect to any such waiver or modification (an “Original Change of Control”), each Lender that did not consent to such waiver or modification, as the case may be, may make written demand to the Borrowers and the Primary Agent and upon receipt of such written demand, the Borrowers shall prepay such Lender an amount equal to the aggregate principal amount of all Advances of such Lender outstanding on the date of such Original Change of Control, together with accrued interest to the date of such prepayment on the principal amount prepaid and, during the period from the Closing Date through the second anniversary of the Closing Date, a premium in an amount equal to 1.00% of the principal amount of the Advances of such Lender outstanding on such date.

Section 10.02  Interpretation (Québec).  For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall include “movable property”, (b) “real property” or “real estate” shall include “immovable property”, (c) “tangible property” shall include “corporeal property”, (d) “intangible property” shall include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall include a “hypothec”, “right of retention”, “prior claim” and a resolutory clause, (f) all references to filing, perfection, priority, remedies, registering or recording under the UCC, PPSA or Code shall include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” liens or security interest shall include a reference to an “opposable” or “set up” lien or security interest as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall include a “right of compensation”, (i) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary”, (k) “construction liens” shall include “legal hypothecs”; (l) “joint and several” shall include “solidary”; (m) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault”; (n) “beneficial ownership” shall include “ownership on behalf of another as mandatary”; (o) “easement” shall include “servitude”; (p) “priority” shall include “prior claim”; (q) “survey” shall include “certificate of location and plan”; (r) “state” shall include “province”; (s) “fee simple title” shall include “absolute ownership”; (t) “accounts” shall include “claims”.  The parties hereto confirm that it is their wish that this Agreement and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only.  Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisagés par cette convention et les autres documents peuvent être rédigés en langue anglaise seulement.

Section 10.03  Notices, Process Agent, Etc.  (a) All notices and other communications provided for hereunder shall be in writing (including telegraphic or telecopy communication) and mailed, telegraphed, telecopied or delivered, if to any Borrower or any Guarantor, at the Company’s address at 150 East 42nd Street, 11th Floor, New York, New York 10017, with a copy to the Parent’s address at 999 de Maisonneuve Blvd. West — Suite 1100, Montreal, Québec, Canada  H3A 3L4, in each case to the attention of Jacques Mallette, as well as to the attention of (i) Ogilvy Renault LLP, Canadian counsel to the Parent, at its address at Suite 2500, 1 Place Ville-Marie, Montréal, Quebec H3B 1R1, Canada, Attention: George Maughan, fax number (514) 286-5474, and (ii) Arnold & Porter LLP, United States counsel to the Loan Parties, at its address at 399 Park Avenue, New York, NY  10022-4690, Attention: Christine Rogers, Esq., fax number (212) 715-1399; if to any Initial Lender or Lead Arranger, at its Applicable Lending Office, respectively, specified opposite its name on Schedule I hereto; if to any other Lender, at its Applicable Lending Office specified in the Assignment and Acceptance pursuant to which it became a Lender; if to the Primary Agent or the Primary Collateral Agent, at its address at Eleven Madison Avenue, New York, NY  10010, U.S.A., fax number 212-322-2291, e-mail address: agency.loanops@credit-suisse.com, Attention:  Agency Administration, with a copy to Eleven Madison Avenue, New York, NY  10010, U.S.A., fax number 212-322-0418, Attention: Nupur Kumar; or, as to the Borrowers, any Guarantor or the Administrative Agent, at such other address as shall be designated by such party in a written notice to the other parties.  All such notices and communications shall, when mailed, telegraphed or telecopied, be effective three Business Days after being deposited in the U.S. mails, first class postage prepaid, delivered to the telegraph company or confirmed as received when sent by telecopier, respectively, except that notices and communications to the Primary Agent pursuant to Article II, III or VII shall not be effective until received by the Primary Agent.  Delivery by telecopier of an executed counterpart of any amendment or waiver of any provision of this Agreement or the Notes or of any Exhibit hereto to be executed and delivered hereunder shall be effective as delivery of a manually executed counterpart thereof.

(b)               Each Borrower hereby agrees that it will provide to the Administrative Agent all information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to the Loan Documents, including, without limitation, all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that (i) relates to a request for a new, or a Conversion of an existing, Borrowing or other extension of credit (including any election of an interest rate or interest period relating thereto), (ii) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (iii) provides notice of any Default or Event of Default under this Agreement or (iv) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any Borrowing or other extension of credit thereunder (all such non-excluded communications being referred to herein collectively as “Communications”), by transmitting the Communications in an electronic/soft medium in a format acceptable to the Administrative Agent to an address specified by the Administrative Agent to the Borrowers.  In addition, each Borrower agrees to continue to provide the Communications to the Administrative Agent in the manner specified in the Loan Documents but only to the extent requested by the Administrative Agent.  Each Borrower further agrees that the Administrative Agent may make the Communications available to the Lenders by posting the Communications on IntraLinks or a substantially similar electronic transmission system (the “Platform”).

(c)               THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE”.  THE AGENT PARTIES (AS HEREINAFTER DEFINED) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS, OR THE ADEQUACY OF THE PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE COMMUNICATIONS.  NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE AGENT PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE PLATFORM.  IN NO EVENT SHALL THE ADMINISTRATIVE AGENT OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS OR REPRESENTATIVES (COLLECTIVELY, “AGENT PARTIES”) HAVE ANY LIABILITY TO ANY

BORROWER, ANY LENDER OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING, WITHOUT LIMITATION, DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF ANY BORROWER’S OR THE ADMINISTRATIVE AGENT’S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET, EXCEPT TO THE EXTENT THE LIABILITY OF ANY AGENT PARTY IS FOUND IN A FINAL NON-APPEALABLE JUDGMENT BY A COURT OF COMPETENT JURISDICTION TO HAVE RESULTED PRIMARILY FROM SUCH AGENT PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

(d)               The Administrative Agent agrees that the receipt of the Communications by the Administrative Agent at its e-mail address set forth above shall constitute effective delivery of the Communications to the Administrative Agent for purposes of the Loan Documents.  Each Lender agrees that notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Loan Documents.  Each Lender agrees to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender’s e-mail address to which the foregoing notice may be sent by electronic transmission and (ii) that the foregoing notice may be sent to such e-mail address.  Nothing herein shall prejudice the right of the Administrative Agent or any Lender to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.

(e)               The Parent and each Foreign Guarantor hereby irrevocably designates and appoints the Company (the “Process Agent”) as its authorized agent upon which process may be served in any action, suit or proceeding arising out of or relating to this Agreement or any other Loan Document that may be instituted by any Person.  The Parent and each Foreign Guarantor hereby agrees that service of any process, summons, notice or document by U.S. registered mail addressed to the Process Agent, with written notice of said service to you at the address above, shall be effective service of process for any action, suit or proceeding brought in any such court.  The Parent and each Foreign Guarantor hereby agrees that failure by a process agent to notify the relevant Loan Party of the process will not invalidate the proceedings concerned.  Each of the Loan Parties expressly agrees and consents to the provisions of this Section 10.03(e).

Section 10.04  No Waiver; Remedies.  No failure on the part of any Lender or the Administrative Agent to exercise, and no delay in exercising, any right hereunder or under any Note shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right.  The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

Section 10.05  Costs, Fees and Expenses, Etc.  (a)  Each Borrower agrees (i) to pay or reimburse the Initial Lenders, the Administrative Agent and the Collateral Agent for all costs and expenses incurred in connection with the development, preparation, negotiation and execution of this Agreement and the other Loan Documents and any amendment, waiver, consent or other modification of the provisions hereof and thereof (whether or not the transactions contemplated hereby or thereby are consummated), and the consummation and administration of the transactions contemplated hereby and thereby, including, without limitation, all fees, expenses, disbursements and other charges of counsel for the Administrative Agent, the Collateral Agent and the Lead Arrangers, and (ii) to pay or reimburse the Administrative Agent, the Collateral Agent, the other Agents, the Lead Arrangers and the Lenders for all reasonable costs and expenses incurred in connection with enforcement, attempted enforcement, or preservation of any rights or remedies under this Agreement or the other Loan Documents (including all such costs and expenses incurred during any “workout” or restructuring in respect of the Obligations and during any legal proceeding, including any proceeding under any Debtor Relief Law), including all reasonable fees, costs, expenses, disbursements and charges of outside counsel for the Administrative Agent, the Collateral Agent, the Lead Arrangers and the Lenders.  The foregoing fees, costs, expenses, disbursements and charges shall include all search, filing, recording, title insurance, collateral review, field audits (including, without limitation, a charge at the standard rate of any of the Agents, in the sole discretion of such Agents, per person per day for the examiners of such Agents in the field and in the office plus other out-of-pocket expenses), monitoring, and appraisal costs, expenses, charges, fees and taxes related thereto, and other reasonable out-of-pocket expenses incurred by the Administrative Agent, the Collateral Agent, the other Agents, the Lead Arrangers and the Lenders and the cost of independent public accountants and other outside experts retained jointly by the Administrative Agent, the Collateral Agent, the other Agents, the Lead Arrangers and the Lenders.  All amounts due under this Section 10.05(a) shall be payable initially on the Closing Date and thereafter from time to time within ten (10) Business Days after demand therefor accompanied by an appropriate invoice.  The agreements in this Section shall survive the termination of the Commitments and repayment of all other Obligations.

(b)               Whether or not the transactions contemplated hereby are consummated, each Borrower shall indemnify and hold harmless each Agent-Related Person, each Lender and their respective Affiliates, successors and assigns, officers, directors, employees, counsel, agents, advisors, controlling persons, members, attorneys-in-fact and representatives (collectively the “Indemnitees”) from and against any and all costs, claims, damages, losses, liabilities and expenses (including, without limitation, reasonable fees, disbursements and other charges of counsel, brokerage commissions, fees and other compensation), joint or several that may be imposed on, incurred by, or asserted or awarded against any Indemnitee, in each case arising out of or in connection with or relating to any claim, investigation, litigation or other proceeding or the preparation of any defense with respect thereto arising out of or in connection with (i) the execution, delivery, enforcement, performance or administration of any Loan Document or any other agreement, letter or instrument delivered in connection with the transactions contemplated thereby or the consummation of the transactions contemplated thereby, (ii) any Commitment or Advance or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release of Hazardous Materials on or from any property currently or formerly owned or operated by any Borrower or any other Loan Party, or any Liability related in any way to any Borrower or any other Loan Party in respect of Environmental Laws, or (iv) any actual or prospective claim, litigation, investigation or other proceeding relating to any of the foregoing, whether based on contract, tort or any other theory (including any investigation of, preparation for, or defense of any pending or threatened claim, investigation, litigation or other proceeding) and regardless of whether any Indemnitee is a party thereto (all the foregoing, collectively, the “Indemnified Liabilities”), in all cases, whether or not caused by or arising, in whole or in part, out of the negligence of the Indemnitee; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such claim, damage, loss, liability or expense is determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted primarily from the gross negligence or willful misconduct of such Indemnitee.  In the case of an investigation, litigation or other proceeding to which the indemnity in this Section 10.05(b) applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by any Borrower or any of its Subsidiaries, any security holders or creditors of the foregoing an Indemnitee or any other Person, or an Indemnitee is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated.  No Indemnitee shall have any liability (whether direct or indirect, in contract, tort or otherwise) to any Borrower or any of its Subsidiaries for or in connection with the transactions contemplated hereby, except to the extent such liability is determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnitee’s gross negligence or willful misconduct.  In no event, however, shall any Indemnitee be liable on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings).  No Indemnitee shall be liable for any damages arising from the use by others of any information or other materials obtained through IntraLinks or other similar information transmission systems in connection with this Agreement.  All amounts due under this Section

10.05(b) shall be payable within two Business Days after demand therefor.  The agreements in this Section shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all the other Obligations.

(c)               If any payment of principal of, or Conversion of, any Eurodollar Rate Advance is made by any Borrower to or for the account of a Lender other than on the last day of the Interest Period for such Advance, as a result of a payment or Conversion pursuant to Section 2.06 or 2.10(b), acceleration of the maturity of the Notes pursuant to Section 6.01 or for any other reason, or if any Borrower fails to make any payment or prepayment of an Advance for which a notice of prepayment has been given or that is otherwise required to be made, whether pursuant to Section 2.04, 2.06 or 6.01 or otherwise, the Borrowers shall, upon demand by such Lender (with a copy of such demand to the Administrative Agent), pay to the Administrative Agent for the account of such Lender any amounts required to compensate such Lender for any additional losses, costs or expenses that it may reasonably incur as a result of such payment or Conversion or such failure to pay or prepay, as the case may be, including, without limitation, any actual loss (excluding loss of anticipated profits), cost or expense incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain such Advance.

(d)               All Obligations of any Borrower hereunder shall constitute a joint and several Obligation of each Borrower.

Section 10.06  Right of Set-off.  Subject to Section 2.14, upon (a) the occurrence and during the continuance of any Event of Default and (b) the making of the request or the granting of the consent specified by Section 6.01 to authorize the Administrative Agent to declare the Notes due and payable pursuant to the provisions of Section 6.01, the Primary Agent and each Lender and each of its respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and otherwise apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by the Primary Agent or such Lender or such Affiliate to or for the credit or the account of the applicable Loan Parties against any and all of the Obligations of the applicable Loan Parties now or hereafter existing under this Agreement and the Note or Notes (if any) held by the Primary Agent or such Lender, irrespective of whether the Primary Agent or such Lender shall have made any demand under this Agreement or such Note or Notes and although such obligations may be unmatured.  The Primary Agent and each Lender agrees promptly to notify the Borrowers and the Administrative Agent after any such set-off and application; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application.  The rights of the Primary Agent and each Lender and its respective Affiliates under this Section are in addition to other rights and remedies (including, without limitation, other rights of set-off) that such Lender and its respective Affiliates may have.

Section 10.07  Binding Effect.  This Agreement shall become effective when it shall have been executed by the Borrowers, the Guarantors and each Agent, and the Administrative Agent shall have been notified by each Initial Lender that such Initial Lender has executed it and thereafter shall be binding upon and inure to the benefit of each Borrower, each Agent and each Lender and their respective successors and assigns, except that no Borrower shall have the right to assign its rights hereunder or any interest herein without the prior written consent of each Lender  (and any attempted assignment without such consent shall be null and void).

Section 10.08  Successors and Assigns.  (a)  Each Lender may assign all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitment or Commitments, the Advances owing to it and the Note or Notes held by it); provided, however, that (i) each such assignment need not be of a uniform, and may be of a varying, percentage of all rights and obligations under and in respect of the Facility, (ii) except in the case of an assignment to a Person that, immediately prior to such assignment, was a Lender, an Affiliate of any Lender or an Approved Fund of any Lender or an assignment of all of a Lender’s rights and obligations under this Agreement, the aggregate amount of the Commitments being assigned to such Eligible Assignee pursuant to such assignment (determined as of the date of the Assignment and Acceptance with respect to such assignment) shall in no event be less than $1,000,000 under each Facility for which a Commitment is being assigned, or lesser amount as the Primary Agent and the Borrowers may agree (provided that such minimum amount shall be aggregated for simultaneous assignments to or by two or more entities that are Affiliates or Approved Funds of each other), (iii) each such assignment shall be to an Eligible Assignee, (iv) the parties to each such assignment shall execute and deliver to the Administrative Agent, for its acceptance and recording in the Register, an Assignment and Acceptance (which Assignment and Acceptance shall be delivered to the Administrative Agent via an electronic settlement system acceptable to the Administrative Agent (or, if previously agreed with the Agent, manually), together with any Note or Notes (if any) subject to such assignment, and shall pay to the Administrative Agent a processing and recordation fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent); (v) except as otherwise provided below, any such assignment shall only be effective upon the consent of the Administrative Agent, such consent not to be unreasonably withheld or delayed; (vi) assignments may be made without the consent of (but upon notice by the Primary Agent to) the Borrowers, and (vii) the Eligible Assignee, if it is not an existing Lender, shall deliver to the Administrative Agent an administrative questionnaire in such form as may be supplied by the Administrative Agent and any tax form required hereunder.

(b)               Upon such execution, delivery, acceptance and recording, from and after the effective date specified in such Assignment and Acceptance, (i) the assignee thereunder shall be a party hereto and, to the extent that rights and obligations hereunder have been assigned to it pursuant to such Assignment and Acceptance, have the rights and obligations of a Lender and (ii) the Lender assignor thereunder shall, to the extent that rights and obligations hereunder have been assigned by it pursuant to such Assignment and Acceptance, relinquish its rights (other than its rights under Sections 2.11, 2.13 and 10.05 to the extent any claim thereunder relates to an event arising prior to such assignment) and be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the remaining portion of an assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto).

(c)               By executing and delivering an Assignment and Acceptance, each Lender assignor thereunder and each assignee thereunder confirm to and agree with each other and the other parties thereto and hereto as follows:  (i) other than as provided in such Assignment and Acceptance, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with any Loan Document or the execution, legality, validity, enforceability, genuineness, sufficiency or value of, or the perfection or priority of any lien or security interest created or purported to be created under or in connection with, any Loan Document or any other instrument or document furnished pursuant thereto; (ii) such assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Loan Party or the performance or observance by any Loan Party of any of its obligations under any Loan Document or any other instrument or document furnished pursuant thereto; (iii) such assignee confirms that it has received a copy of this Agreement, together with copies of the financial statements referred to in Section 4.01 and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance; (iv) such assignee will, independently and without reliance upon any Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (v) such assignee confirms that it is an Eligible Assignee (subject to the approval of the Primary Agent, if necessary); (vi) such assignee appoints and authorizes each Agent to take such action as agent on its behalf and to exercise such powers and discretion under the Loan Documents as are delegated to such Agent by the terms hereof and thereof, together with such powers and discretion as are reasonably incidental thereto; and (vii) such assignee agrees that it will perform in accordance with their terms all of the obligations that by the terms of this Agreement are required to be performed by it as a Lender.

(d)               The Administrative Agent, acting for this purpose (but only for this purpose) as the non-fiduciary agent of the Borrowers, shall maintain at its address referred to in Section 10.03 a copy of each Assignment and Acceptance delivered to and accepted by it and a register for the recordation of the names and addresses of the Lenders and the Commitment under each Facility of, and principal amount of the Advances owing under each Facility to, each Lender from time to time (the “Register”).  The entries in the Register shall be conclusive and binding for all purposes, absent manifest error, and the Borrowers, the Agents and the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement.  The Register shall be available for inspection by any Borrower, any Lender or any Agent at any reasonable time and from time to time upon reasonable prior notice.

(e)               Upon its receipt of an Assignment and Acceptance executed by an assigning Lender and an assignee, the Administrative Agent shall promptly, if such Assignment and Acceptance has been completed and is in substantially the form of Exhibit C hereto, (i) accept such Assignment and Acceptance, (ii) record the information contained in the Assignment and Acceptance in the Register and (iii) give prompt notice thereof and a copy of such Assignment and Acceptance to the Borrowers and each other Agent; provided that the failure of the Administrative Agent to provide any such notice with respect to any Assignment and Acceptance shall not affect the validity of such Assignment and Acceptance. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph. In the case of any assignment by a Lender, within five Business Days after its receipt of such notice, the Borrowers, at their own expense, shall execute and deliver to the Administrative Agent in exchange for the surrendered Note or Notes (if any) (with any assigning Lender hereby agreeing to surrender to the Administrative Agent any Note or Notes in its possession) a new Note to the order of such Eligible Assignee in an amount equal to the Commitment assumed by it under each Facility pursuant to such Assignment and Acceptance and, if any assigning Lender that had a Note or Notes prior to such assignment has retained a Commitment hereunder under such Facility, a new Note to the order of such assigning Lender in an amount equal to the Commitment retained by it hereunder (in each case to the extent requested).  Such new Note or Notes shall be dated the effective date of such Assignment and Acceptance and shall otherwise be in substantially the form of Exhibit A hereto, as the case may be.

(f)                [Intentionally Omitted].

(g)               Each Lender may sell participations to one or more Persons (other than any Loan Party or any of its Affiliates) in or to all or a portion of its rights and obligations under this Agreement (including, without limitation, all or a portion of its Commitments, the Advances owing to it and any Note or Notes held by it); provided, however, that (i) such Lender’s obligations under this Agreement (including, without limitation, its Commitments) shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) such Lender shall remain the holder of any such Note for all purposes of this Agreement, (iv) the Borrowers, the Agents and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, (v) no participant under any such participation shall have any right to approve any amendment or waiver of any provision of any Loan Document, or any consent to any departure by any Loan Party therefrom, except to the extent that such amendment, waiver or consent would increase the commitment of such participant pursuant to such participation, reduce the principal of, or interest (other than default interest) on, the Advances or any fees or other amounts payable hereunder, in each case to the extent subject to such participation, postpone any date fixed for any payment of principal of, or interest on, the Advances or any fees or other amounts payable hereunder, in each case to the extent subject to such participation, or release a substantial portion of the value of the Collateral or the value of the Guaranties and (vi) the participating banks or other entities shall be entitled to the benefit of Section 2.13 to the same extent as if they were a Lender but, with respect to any particular participant, to no greater extent than the Lender that sold the participation to such participant and only if such participant agrees to comply with Section 2.13(e) and (f) as though it were a Lender.

(h)               Any Lender may, in connection with any assignment or participation or proposed assignment or participation pursuant to this Section 10.08, disclose to the assignee or participant or proposed assignee or participant any information relating to the Borrowers furnished to such Lender by or on behalf of the Borrowers; provided, however, that, prior to any such disclosure, the assignee or participant or proposed assignee or participant shall agree to preserve the confidentiality of any Confidential Information received by it from such Lender in accordance with Section 10.10 hereof.

(i)                Notwithstanding any other provision set forth in this Agreement, any Lender may at any time (and without the consent of the Administrative Agent or any Borrower) create a security interest in all or any portion of its rights under this Agreement (including, without limitation, the Advances owing to it and any Note or Notes held by it) in favor of any Federal Reserve Bank in accordance with Regulation A of the Board of Governors of the Federal Reserve System

(j)                Notwithstanding anything to the contrary contained herein, any Lender that is a fund that invests in bank loans may create a security interest in all or any portion of the Advances owing to it and the Note or Notes held by it to the trustee for holders of obligations owed, or securities issued, by such fund as security for such obligations or securities, provided, however, that unless and until such trustee actually becomes a Lender in compliance with the other provisions of this Section 10.08, (i) no such pledge shall release the pledging Lender from any of its obligations under the Loan Documents and (ii) such trustee shall not be entitled to exercise any of the rights of a Lender under the Loan Documents even though such trustee may have acquired ownership rights with respect to the pledged interest through foreclosure or otherwise.

(k)               Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Borrowers (an “SPC”) the option to provide all or any part of any Advance that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided, however, that (i) nothing herein shall constitute a commitment by any SPC to fund any Advance, and (ii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Advance, the Granting Lender shall be obligated to make such Advance pursuant to the terms hereof.  The making of an Advance by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Advance were made by such Granting Lender.  Each party hereto hereby agrees that (i) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable, (ii) no SPC shall be entitled to the benefits of Sections 2.11 and 2.13 (or any other increased costs protection provision) and (iii) the Granting Lender shall for all purposes, including, without limitation, the approval of any amendment or waiver of any provision of any Loan Document, remain the Lender of record hereunder.  In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior Debt of any SPC, it will not institute against, or join any other person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency, or liquidation proceeding under the laws of the United States or any State thereof.  Notwithstanding anything to the contrary contained in this Agreement, any SPC may (i) with notice to, but without prior consent of, the Borrowers and the Administrative Agent, assign all or any portion of its interest in any Advance to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its funding of Advances to any rating agency, commercial paper dealer or provider of any surety or guarantee or credit or liquidity enhancement to such SPC.  This subsection (k) may not be amended without the prior written consent of each Granting Lender, all or any part of whose Advances are being funded by the SPC at the time of such amendment.

Section 10.09  Execution in Counterparts.  This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 10.10  Confidentiality; Press Releases and Related Matters.  (a)  Each Agent and each Lender agree to use commercially reasonable efforts (equivalent to the efforts such Agent or such Lender applies to maintain the confidentiality of its own confidential information) to maintain as confidential all Confidential Information for a period of two (2) years following receipt thereof, except that each Agent and each Lender may disclose such information (a) to Persons employed or engaged by such Agent or such Lender on a confidential basis; (b) to any bona fide assignee or participant or potential assignee or participant, or any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to any Borrower or any of their respective Subsidiaries or any of their respective obligations, in each case that has agreed to comply with the covenant contained in this Section 10.10 (and any such bona fide assignee or participant or potential assignee or participant may disclose such information to Persons employed or engaged by them as described in clause (a) above); (c) as required or requested by any governmental authority or reasonably believed by such Agent or such Lender to be compelled by any court order, subpoena or legal or administrative order or process; (d) as, on the advice of such Agent’s or such Lender’s counsel, is required by law; (e) in connection with the exercise of any right or remedy under the Loan Documents or in connection with any litigation relating to the Loan Documents to which such Agent or such Lender is a party; or (f) that ceases to be confidential through no fault of such Agent or any Lender

Each of the parties hereto and each party joining hereafter agrees that neither it nor its Affiliates will in the future issue any press releases or other public disclosure using the name of any Lender or its Affiliates or referring to this Agreement or any of the other Loan Documents without at least 2 Business Days’ prior notice to such Lender and without the prior written consent of such Lender or unless (and only to the extent that) such party or Affiliate is required to do so under law and then, in any event, such party or Affiliate will consult with the Borrowers, the Administrative Agent and such Lender before issuing such press release or other public disclosure.  Each party consents to the publication by the Agents of a tombstone or similar advertising material relating to the financing transactions contemplated by this Agreement.  The Agents reserve the right to provide to industry trade organizations such necessary and customary information needed for inclusion in league table measurements.

Section 10.11  PATRIOT Act Notice.  Each Lender and each Agent (for itself and not on behalf of any Lender) hereby notifies the Loan Parties that pursuant to the requirements of the PATRIOT Act, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of such Loan Party and other information that will allow such Lender or such Agent, as applicable, to identify such Loan Party in accordance with the PATRIOT Act.  The Borrowers shall, and shall cause each of its Subsidiaries to, provide the extent commercially reasonable, such information and take such actions as are reasonably requested by any Agents or any Lender in order to assist the Agents and the Lenders in maintaining compliance with the PATRIOT Act.

Section 10.12  Anti-Money Laundering Legislation.  The Borrowers acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” laws within Canada (collectively, including any guidelines or orders thereunder, “AML Legislation”), the Lenders and the Administrative Agent may be required to obtain, verify and record information regarding the Borrowers, the Guarantors, their respective directors, authorized signing officers, direct or indirect shareholders or other Persons in control of the Borrowers, and the transactions contemplated hereby. Borrowers shall promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Administrative Agent, or any prospective assign or participant of a Lender or the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.

Section 10.13  Survival of Agreement.  All covenants, agreements, representations and warranties made by the Loan Parties herein, in the other Loan Documents and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Lenders and shall survive the making by the Lenders of the Advances and the execution and delivery of the Loan Documents, regardless of any investigation made by such persons or on their behalf, and shall continue in full force and effect as long as the principal of or any accrued interest on any Advance or any fee or any other amount payable under this Agreement or any other Loan Document is outstanding and unpaid and so long as the Commitments have not been terminated.  Without prejudice to the survival of any other agreements contained herein, indemnification and reimbursement obligations contained herein (including pursuant to Sections 2.11, 2.19 and 10.05) shall survive the payment in full of the principal and interest hereunder, the termination of the Commitments or this Agreement, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of the Administrative Agent or any Lender.

Section 10.14  Interest Rate Limitation.  Notwithstanding anything herein to the contrary, if at any time the applicable interest rate on any Advance, together with all fees and charges that are treated as interest under applicable law (collectively, the “Charges”), as provided for herein or in any other document executed in connection herewith, or otherwise contracted for, charged, received, taken or reserved by any Lender, shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by such Lender in accordance with applicable law, the rate of interest payable hereunder, together with all Charges payable to such Lender, shall be limited to the Maximum Rate, provided that such excess amount shall be paid to such Lender on subsequent payment dates to the extent not exceeding the legal limitation.

Section 10.15  Entire Agreement.  This Agreement and the other Loan Documents constitute the entire contract between the parties relative to the subject matter hereof.  Any previous agreement among or representations from the parties or their Affiliates with respect to the subject matter hereof is superseded by this Agreement and the other Loan Documents.  Notwithstanding the foregoing, the Fee Letter shall survive the execution and delivery of this Agreement and remain in full force and effect.  Nothing in this Agreement or in the other Loan Documents, expressed or implied, is intended to confer upon any party other than the parties hereto and thereto, and their respective successors and assigns permitted hereunder, any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Loan Documents.

Section 10.16  Jurisdiction, Etc.  (a)  Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any of the other Loan Documents to which it is a party, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in any such New York State court or, to the extent permitted by law, in such federal court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement shall affect any right that any party may otherwise have to bring any action or proceeding relating to this Agreement or any of the other Loan Documents in the courts of any jurisdiction.

(b)               Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any of the other Loan Documents to which it is a party in any New York State or federal court.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

Section 10.17  Governing Law.  This Agreement and the Notes shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 10.18  Waiver of Jury Trial.  Each of the Guarantors, the Borrowers, the Agents and the Lenders irrevocably waives all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to any of the Loan Documents, the Advances or the actions of the Administrative Agent or any Lender in the negotiation, administration, performance or enforcement thereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first above written.

WORLD COLOR PRESS INC., as Borrower

By:	/s/ Roland Ribotti
	Name:	Roland Ribotti
	Title:	Vice President, Corporate Finance and
Treasurer

By:	/s/ Marie Chlumecky
	Name:	Marie Chlumecky
	Title:	Corporate Secretary

NOVINK (USA) CORP. (successor in interest to Quebecor World (USA) Inc.), as Borrower

By:	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

GRAPHICOR TRANSPORT INC.,
as Guarantor

By:	/s/ Roland Ribotti
	Name:	Roland Ribotti
	Title:	Vice President, Corporate Finance and
Treasurer

By:	/s/ Marie Chlumecky
	Name:	Marie Chlumecky
	Title:	Corporate Secretary

NOVINK II LLC, as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

NOVINK (USA) HOLDING COMPANY,
as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

NOVINK (USA) LLC, as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	Vice President

NOVINK BCK CORP., as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

NOVINK BCK PARTNERSHIP, as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President of Novink (USA) Corp.,
managing partner of Novink
BCK Partnership

NOVINK CAPITAL II LLC, as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

NOVINK DALLAS L.P., as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	Vice President

NOVINK FEDERATED CORP., as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

NOVINK HALLIDAY CORP., as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

NOVINK KINGSPORT LLC, as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

NOVINK LANMAN CORP., as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

NOVINK LOGISTICS LLC, as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	Vice President

NOVINK MEMPHIS II CORP., as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	Vice President

NOVINK METROWEB CORP., as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

NOVINK METROWEB L.P., as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

NOVINK MT. MORRIS II LLC, as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	Vice President

NOVINK NEVADA II LLC, as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

NOVINK NORTHEAST GRAPHICS CORP.,
as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	Vice President

NOVINK PAWTUCKET CORP., as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

NOVINK PRINTING (USA) CORP.,
as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

NOVINK PRINTING (USA) II CORP.,
as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	Vice President

NOVINK PROVIDENCE CORP., as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

NOVINK REAL ESTATE CORP., as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

NOVINK WCZ, LLC, as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

QUEBECOR WORLD ORLANDA, L.C., as
Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

QUEBECOR WORLD LANMAN
LITHOTECH INC., as Guarantor

By	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

QUEBECOR WORLD A ISLANDI EHF,
as Guarantor

By	/s/ Steve Bossé
	Name:	Steve Bossé
	Title:	Director

By	/s/ Roland Ribotti

QUEBECOR WORLD BOGOTA SA,
as Guarantor

By	/s/ Hector Ariza S.
	Name:	Hector Ariza S.
	Title:	Controller

By	/s/ Ricardo Galver
	Name:	Ricardo Galver
	Title:	General Manager

QUEBECOR WORLD SPAIN 1, S.L.,
as Guarantor

By	/s/ Gilles Lauzon
	Name:	Gilles Lauzon
	Title:	Director

QUEBECOR WORLD SPAIN 2, S.L.,
as Guarantor

By	/s/ Gilles Lauzon
	Name:	Gilles Lauzon
	Title:	Director

QW EMPRENDIMENTOS LTDA,
as Guarantor

By	/s/ Jorge Pincovsky
	Name:	Jorge Pincovsky
	Title:	Diretorade Planta, Quebecor World
Recife

By	/s/ João Sérgio Moraes
	Name:	João Sérgio Moraes
	Title:	Controller - QW Brasil

QUEBECOR WORLD PERU S.A.,
as Guarantor

By	/s/ Pedro Isasi
	Name:	Pedro Isasi
	Title:	General Manager

QUEBECOR WORLED RECIFE LTDA, as Guarantor

By	/s/ Jorge Pincovsky
	Name:	Jorge Pincovsky
	Title:	Diretorade Planta, Quebecor World
Recife

By	/s/ João Sérgio Moraes
	Name:	João Sérgio Moraes
	Title:	Controller - QW Brasil

CREDIT SUISSE, CAYMAN ISLANDS BRANCH, as Co-Administrative Agent and as Co-Collateral Agent

By:	/s/ James Moran
	Name:	James Moran
	Title:	Managing Director

By:	/s/ Nupur Kumar
	Name:	Nupur Kumar
	Title:	Vice President

CREDIT SUISSE, CAYMAN ISLANDS BRANCH, as Initial Lender

By:	/s/ James Moran
	Name:	James Moran
	Title:	Managing Director

By:	/s/ Nupur Kumar
	Name:	Nupur Kumar
	Title:	Vice President

GENERAL ELECTRIC CAPITAL CORPORATION, as Co-Administrative Agent and as Co-Collateral Agent

By:	/s/ Andy C. Brown
	Name:	Andy C. Brown
	Title:	Duly Authorized Signatory

GE CANADA FINANCE HOLDING COMPANY, as Co-Administrative Agent and as Co-Collateral Agent

By:	/s/ Colin Woodyard
	Name:	Colin Woodyard
	Title:	Duly Authorized Signatory

WACHOVIA BANK, NATIONAL ASSOCIATION, as
Co-Administrative Agent and as Co-Collateral Agent

By:	/s/ Scott Yarbrough
	Name:	Scott Yarbrough
	Title:	Director

WACHOVIA BANK, NATIONAL ASSOCIATION, as Initial Lender

By:	/s/ Scott Yarbrough
	Name:	Scott Yarbrough
	Title:	Director

Airlie CLO 2006-II Ltd., as Initial Lender

By:	/s/ Seth Cameron
	Name:	Seth Cameron
	Title:	Portfolio Manager

CONTINENTAL CASUALTY COMPANY, as Initial Lender

By:	/s/ Lynne Gugenheim
	Name:	Lynne Gugenheim
	Title:	Senior Vice President and Deputy General
Counsel

NATIXIS COF I, LLC, as Initial Lender

By:	/s/ Patrick Owens
	Name:	Patrick Owens
	Title:	Managing Director

By:	/s/ Ray Meyer
	Name:	Ray Meyer
	Title:	Director

PENNANTPARK INVESTMENT CORPORATION, as Initial Lender

By:	/s/ Arthur Penn
	Name:	Arthur Penn
	Title:	CEO

TEAK HILL MASTER FUND LP, as Initial Lender

By:	/s/ Varkki Chacko
	Name:	Varkki Chacko
	Title:	Managing Principal, Credit Capital Investments LLC On behalf of Teak Hill Master Fund LP

ANNEX I

US GUARANTORS

Delaware:

Novink (USA) LLC

Novink BCK Corp.

Novink Kingsport LLC

Novink Logistics LLC

Novink Metroweb Corp.

Novink (USA) Holding Company

Novink Capital II LLC

Novink Dallas L.P.

Novink Memphis II Corp.

Novink Metroweb L.P.

Novink Mt. Morris II LLC

Novink Nevada II LLC

Novink Northeast Graphics Corp.

Novink Printing (USA) Corp.

Novink Real Estate Corp.

Novink WCZ, LLC

Novink II LLC

District of Columbia:

Novink Lanman Corp.

Novink BCK Partnership

Connecticut:

Novink Printing (USA) II Corp.

Rhode Island:

Novink Pawtucket Corp.

Novink Providence Corp.

Novink Federated Corp.

California:

Novink Halliday Corp.

Florida

Quebecor World Orlanda, L.C.

Quebecor World Lanman Lithotech Inc.

CANADIAN GUARANTORS

Graphicor Transport Inc. / Transport Graphicor Inc.

FOREIGN GUARANTORS

Quebecor World a Islandi ehf

Quebecor World Bogota SA

Quebecor World Peru S.A.

Quebecor World Spain 1, S.L.

Quebecor World Spain 2, S.L.

Quebecor World Recife Ltda.

Quebecor Empreendimentos Ltda.

ANNEX II

Pledge Agreements

Pledge Agreements granting a security interest to the Primary Collateral Agent, for the benefit of the Secured Parties, in the Equity Interests of Foreign Subsidiaries and related documentation and filings as necessary or desirable to perfect a security interest in such Equity Interests under applicable law for the relevant jurisdictions will be provided for the following entities:

•                  Quebecor World a Islandi ehf

•                  Quebecor World Bogota SA

•                  Quebecor World Spain 1, S.L.

•                  Quebecor World Spain 2, S.L.

•                  QW Emprendimentos Ltda

•                  QW Peru S.A.

•                  QW Recife Ltda

1

ANNEX III

RESTRUCTURING CHARGES

An aggregate amount not to exceed $116.3 million of Restructuring Charges during the term of the Facility, for periods commencing with the fiscal quarter ended June 30, 2009 through the Maturity Date; provided that not more than $10.0 million in the aggregate of Restructuring Charges may be added back for all periods during the fiscal year ended December 31, 2012.

1

SCHEDULE I

COMMITMENTS AND APPLICABLE LENDING OFFICES

Name of Initial Lender	Term Commitment	Domestic Lending Office	Eurodollar Lending Office
Credit Suisse	$289,000,000.00

Credit Suisse, Cayman Islands Branch; Eleven Madison Avenue; New York, NY 10010

Contact:

Credit Suisse

Agency Administration

Attn:   Carly Burkhart

7033 Louis Stephens Drive

Research Triangle Park

Raleigh, NC 27709

Tel  (919) 994-6240

Fax (212)  322-2291

carly.burkhart@credit-suisse.com

Credit Suisse, Cayman Islands Branch; Eleven Madison Avenue; New York, NY 10010

Contact:

Credit Suisse

Agency Administration

Attn:   Carly Burkhart

7033 Louis Stephens Drive

Research Triangle Park

Raleigh, NC 27709

Tel  (919) 994-6240

Fax (212)  322-2291

carly.burkhart@credit-suisse.com

Wachovia Bank, National Association	$144,500,000.00

Wachovia Bank, National Association

1525 West WT Harris Blvd.

Building 3A-2

Charlotte, NC 28262

Contact:

Thomas Parks

Par Loan Trading Support

Tel: (704) 590-2603

Fax: (704) 715-0194

Parloantradingsupport@funb.com

Wachovia Bank, National Association

1525 West WT Harris Blvd.

Building 3A-2

Charlotte, NC 28262

Contact:

Thomas Parks

Par Loan Trading Support

Tel: (704) 590-2603

Fax: (704) 715-0194

Parloantradingsupport@funb.com

Name of Initial Lender	Term Commitment	Domestic Lending Office	Eurodollar Lending Office
Airlie CLO 2006-II Ltd.	$1,000,000.00

AIRLIE CLO 2006-II LTD.

c/o Airlie CDO Capital Management LP

115 East Putnam Avenue, Greenwich CT, 06830

Contact:

Ikram Hatim / Michael Lee

AIRLIE CLO 2006-II LTD.

c/o Bank of New York Mellon Trust Company, N.A

601 Travis Street, 16th Floor

Houston, TX 77002

Tel: 713-483-7214 / 203 983 7138

Fax: 713-483-6662 / 203-547-6285

AIRLIE CLO 2006-II LTD.

c/o Airlie CDO Capital Management LP

115 East Putnam Avenue, Greenwich CT, 06830

Contact:

Ikram Hatim / Michael Lee

AIRLIE CLO 2006-II LTD.

c/o Bank of New York Mellon Trust Company, N.A

601 Travis Street, 16th Floor

Houston, TX 77002

Tel: 713-483-7214 / 203 983 7138

Fax: 713-483-6662 / 203-547-6285

Continental Casualty Company	$6,000,000.00

Continental Casualty Company

333 South Wabash Avenue - 23 South

Chicago, IL 60604

Contact:

Jeff Eisenberger

Continental Casualty Company

c/o Loews Corporation

667 Madison Avenue, 7th Floor - High Yield

New York, NY 10021-8087

Tel: 212-521-2864

Fax: 212-521-2858

jeisenberger@loews.com

Continental Casualty Company

333 South Wabash Avenue - 23 South

Chicago, IL 60604

Contact:

Jeff Eisenberger

Continental Casualty Company

c/o Loews Corporation

667 Madison Avenue, 7th Floor - High Yield

New York, NY 10021-8087

Tel: 212-521-2864

Fax: 212-521-2858

jeisenberger@loews.com

Name of Initial Lender	Term Commitment	Domestic Lending Office	Eurodollar Lending Office
Natixis COF I, LLC	$5,000,000.00

Natixis COF I, LLC

1251 Avenue of the Americas,

34th Floor

New York, NY 10020

Contact:

Joseph J. Graziano

The Bank of New York Corporate Trust

Tel: (412) 234-1672

Fax: (201) 244-3559

Joseph.graziano@bnymellon.com

Natixis COF I, LLC

1251 Avenue of the Americas,

34th Floor

New York, NY 10020

Contact:

Joseph J. Graziano

The Bank of New York Corporate Trust

Tel: (412) 234-1672

Fax: (201) 244-3559

Joseph.graziano@bnymellon.com

PennantPark Investment Corporation	$3,500,000.00

PennantPark Investment Corporation

590 Madison Avenue,

15th Floor

New York 10022

Contact:

William Grant W3-F103-01E

PennantPark Investment Corporation

c/o PNC Global Investment Services

103 Bellevue Parkway

Wilmington, DE 19809

Tel: 302-791-2120

Fax: 302-791-2262

william.grant@pncgis.com

PennantPark Investment Corporation

590 Madison Avenue,

15th Floor

New York 10022

Contact:

William Grant W3-F103-01E

PennantPark Investment Corporation

c/o PNC Global Investment Services

103 Bellevue Parkway

Wilmington, DE 19809

Tel: 302-791-2120

Fax: 302-791-2262

william.grant@pncgis.com

Teak Hill Master Fund, LP	$1,000,000.00	Teak Hill Master Fund, LP c/o Credit Capital Investments, LLC 51 JFK Parkway, 3rd Floor Short Hills, NJ 07078 Contact: Loan Support/Varkki Chacko Tel: (973) 315-3015 Fax: (973) 315-3015	Teak Hill Master Fund, LP c/o Credit Capital Investments, LLC 51 JFK Parkway, 3rd Floor Short Hills, NJ 07078 Contact: Loan Support/Varkki Chacko Tel: (973) 315-3015 Fax: (973) 315-3015

Name of Initial Lender	Term Commitment	Domestic Lending Office	Eurodollar Lending Office
Total:		loansupport@creditci.com	loansupport@creditci.com
$450,000,000.00

SCHEDULE 2.15

USE OF PROCEEDS

1)              Repayment of revolver, accrued interest and letter of credit facility under DIP Credit Facility.

2)              Repayment of term loan and accrued interest under DIP Credit Facility.

3)              Administrative claims and professional fees.

4)              Original issue discount, transaction fees and other expenses.

5)              Working capital and other general corporate purposes.

SCHEDULE 3.01(a)(xii)

PROPERTIES - CANADIAN MORTGAGES

A.         OWNED/FREEHOLD PROPERTIES

	Legal Name of Owner	Street Address
1.	World Color Press Inc.	57 Wright Avenue Dartmouth, Nova Scotia Canada
2.	World Color Press Inc.	18130-114th Avenue Edmonton, Alberta Canada
3.	World Color Press Inc.	18104-114th Avenue Edmonton, Alberta Canada
4.	World Color Press Inc.	10481 Yonge Street Richmond Hill, Ontario Canada
5.	World Color Press Inc.	1500 Sherbrooke Street Magog, Quebec Canada
6.	World Color Press Inc.	445 3rd Avenue Lévis, Quebec Canada (Lot 2 156 010)
7.	World Color Press Inc.	470 3rd Avenue Lévis, Quebec Canada (Lot 2 155 732)
8.	World Color Press Inc.	99 de l’Aéroport Blvd. Bromont, Quebec Canada

	Legal Name of Owner	Street Address
9.	World Color Press Inc.	3rd Avenue Lévis, Quebec Canada (Vacant lot/parking) (Lot 2 815 674)

B.         LEASEHOLD PROPERTIES(1)

	Legal Name of Lessee	Street Address
1.	World Color Press Inc.	1589 Kebet Way Port Coquitlam, British Columbia Canada
2.	World Color Press Inc.	2250 Islington Avenue Etobicoke, Ontario Canada
3.	World Color Press Inc.	275 Wellington Street Aurora, Ontario Canada
4.	World Color Press Inc.	450 Hood Road Markham, Ontario Canada
5.	World Color Press Inc.	89 Connie Crescent, Unit 1 Vaughan, Ontario Canada

(1) Mortgages of leasehold properties may require consents from relevant landlords.

SCHEDULE 4.01

EQUITY INVESTMENTS; SUBSIDIARIES

Legend:

‘Y’: Yes
‘N’: No

Subsidiary Name	Guarantor/ Borrower	Equity Interests
Graphicor Transport Inc./Transport Graphicor Inc.	Y	100% of common shares held by World Color Press Inc.
Web Press Graphics Ltd.	N	100% of common shares held by World Color Press Inc.
Quebecor World Mexico Holding S.A. de C.V.	N	1. 99.99% of Series A-1 shares held by QP Investments Ltd. 2. 100% of Series B-1 shares held by QP Investments Ltd. 3. 100% of Series C Preferred Shares held by Quebecor Printing Holding Company
Graficias Monte Alban S.A. de C.V.	N	1. 99.99% of Series B — Class I shares held by Quebecor World Mexico Holding S.A. 2. 100% of Series B — Class II shares held by Quebecor World Mexico Holding S.A. de C.V.
Quebecor World Mexico D.F. S.A. de C.V.	N	1. 99.99% of Series A-1 shares held by Quebecor World Mexico Holding, S.A. de C.V. 2. 100% of Series B-1 shares held by Quebecor World Mexico Holding S.A. de C.V.
Grafiser S.A. de C.V.	N	1. 98% of Class I shares held by Quebecor World Mexico Holding S.A. de C.V.

Subsidiary Name	Guarantor/ Borrower	Equity Interests
2. 2% of Class I shares held by QP Investments Ltd.
QP Investments Ltd.	N	100% of common shares held by World Color Press Inc.
Quebecor Printing (BVI) Holdings Ltd.	N	100% of common shares held by QP Investments Ltd.
QP (BVI) Ltd.	N	100% of common shares held by QP Investments Ltd.
Quebecor World Buenos Aires S.A.	N	99.99% of common shares held by QP Investments Ltd.
Quebecor World Pilar S.A.	N	1. 50% of common shares held by Quebecor World Spain 1 S.L. 2. 50% of common shares held by Quebecor World Spain 2 S.L.
QW (IBC) Ltd.	N	100% of common shares held by World Color Press Inc.
Quebecor World Recife Ltda.	Y	1. 50% of quotas held by Quebecor World Spain 1 S.L. 2. 50% of quotas held by Quebecor World Spain 2 S.L.
Quebecor World Empredimentos Ltda.	Y	1. 99.99% of quotas held by Quebecor World Recife Ltda. 2. 0.01% of quotas held by Quebecor World Spain 1 S.L.
QWLA Participacoes S/C Ltda.	N	1. 50% of quotas held by Quebecor World Spain 1 S.L. 2. 50% of quotas held by Quebecor World Spain 2 S.L.
Quebecor World Sao Paulo S.A.	N	1. 91% of common shares held by Quebecor World Recife Ltda. 2. 9% of common shares held by Quebecor World Spain 1 S.L.
Quebecor Printing Chile Holding Limitada	N	1. 99.99% held by Quebecor Printing (BVI) Holdings Ltd. 2. 0.01% held by QP Investments Ltd.

Subsidiary Name	Guarantor/ Borrower	Equity Interests
Quebecor World Chile S.A.	N	50% of shares held by Quebecor Printing Chile Holding Limitada
Quebecor Empreendimentos Ltda.	N	50% of shares held by Quebecor Printing Chile Holding Limitada
Quebecor World Bogota S.A.	Y

1. 77.32% of common shares held by QP (BVI) Ltd.

2. 11.34% of common shares held by Quebecor World Spain 1, S.L.

3. 11.34% of common shares held by Quebecor World Spain 2, S.L.

4. 0.01% of common shares held by World Color Press Inc.

(Note: Percentages are approximate)

Quebecor World Peru S.A.	Y	99.99% of common shares held by QP Investments Ltd.
Quebecor World Editores S.A.C.	N	99.99% held by Quebecor World Peru S.A.
Quebecor World S.A.	N	1. 99.99% of Class A common shares held by World Color Press Inc. 2. 0.01% of Class A common shares held by Graphicor Transport Inc. 3. 100% of Class B common shares held by World Color Press Inc.
Quebecor World Insurance Holding S.A.	N	1. 99.98% of shares held by World Color Press Inc. 2. 0.02% of shares held by Graphicor Transport Inc.
Quebecor World Insurance, S.A.	N	1. 99.99% of shares held by Quebecor World Insurance Holding, S.A. 2. 0.01% of shares held by Graphicor Transport Inc. 3. 0.01% of shares held by World Color Press Inc.

Subsidiary Name	Guarantor/ Borrower	Equity Interests
(Percentages are estimated)
Quebecor World Spain 1, S.L.	Y	100% of participations are held by World Color Press Inc.
Quebecor World Spain 2, S.L	Y	100% of participations are held by World Color Press Inc.
Quebecor World (UK) Holdings Plc	N	1. 99.99% of ordinary shares are held by Quebecor World (Lux Branch) 2. 100% of preferred shares are held by Quebecor World (Lux Branch)
Quebecor World Plc	N	99.99% of ordinary shares are held by Quebecor World (UK) Holdings Plc
Quebecor World a Islandi ehf	Y	100% of shares are held by World Color Press Inc.
QPI Financial Services	N	1. 99.99% of ordinary shares are held by World Color Press Inc. 2. 0.01% of ordinary shares are held by Graphicor Transport Inc.
Novink (USA) Holding Company	Y	100% owned by World Color Press Inc.
Novink Real Estate Corp.	Y	100% owned by World Color Press Inc.
Novink Providence Corp.	Y	100% owned by Novink (USA) Corp.
Novink Federated Corp.	Y	100% owned by Novink (USA) Corp.
Novink Printing (USA) Corp.	Y	100% owned by Novink (USA) Corp.
Novink Nevada II LLC	Y	100% owned by Novink Printing (USA) Corp.
Novink Dallas L.P.	Y	1% owned by Novink Printing (USA) Corp. and 99% owned by Novink Nevada II LLC
Novink Printing (USA) II Corp.	Y	100% owned by Novink (USA) Corp.
Novink Kingsport LLC	Y	100% owned by Novink Printing (USA) II Corp.

Subsidiary Name	Guarantor/ Borrower	Equity Interests
Novink Logistics LLC	Y	100% owned by Novink (USA) Corp.
Novink Pawtucket Corp.	Y	100% owned by Novink (USA) Corp.
Novink (USA) LLC	Y	100% owned by Novink (USA) Corp.
Novink WCZ, LLC	Y	100% owned by Novink (USA) LLC
Novink Mt. Morris II LLC	Y	100% owned by Novink (USA) LLC
Novink Metroweb L.P.	Y	1% owned by Novink (USA) Corp. and 99% owned by Novink Metroweb Corp.
Novink Metroweb Corp.	Y	100% owned by Novink (USA) LLC
Novink Memphis II Corp.	Y	100% owned by Novink (USA) LLC
Novink Halliday Corp.	Y	100% owned by Novink Printing (USA) II Corp.
Novink BCK Partnership	Y	75% owned by Novink (USA) Corp. and 25% owned by Novink BCK Corp.
Novink Lanman Corp.	Y	100% owned by Novink (USA) Corp.
Novink BCK Corp.	Y	100% owned by Novink Lanman Corp.
Novink Capital II LLC	Y	100% owned by World Color Press Inc.
Novink Northeast Graphics Corp.	Y	100% owned by Novink (USA) Corp.
Novink II LLC	Y	100% owned by Novink (USA) Corp.
Quebecor World Lanman Lithotech Inc.	Y	100% owned by Novink Lanman Corp.
Quebecor World Orlanda, L.C.	Y	99% owned by Novink Lanman Corp. and 1% owned by Quebecor World Lanman Lithotech Inc.
Quebecor World Capital II GP	N	.01% owned by Novink Graphic LLC and 99.9 % owned by Novink Capital II LLC
Novink Graphic LLC	N	50% owned by Novink Capital II LLC and 50% owned by Graphicor Transport Inc. / Transport Graphicor Inc.
Quebecor World Lanman Dominion, Inc.	N	100% owned by Novink Lanman Corp.
Image Technologies, Inc.	N	100% Novink Lanman Corp.

SCHEDULE 4.01(c)

LIENS EXISTING ON THE CLOSING DATE

LOAN PARTY:  NOVINK (USA) CORP.

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware-Secretary of State	Quebecor World Lease GP	General Electric Capital Corporation	12/18/06	64413951	Leased equipment
Delaware-Secretary of State	Quebecor World Lease GP	General Electric Capital Corporation	12/18/06	64413969	Leased equipment
Delaware-Secretary of State	Quebecor World Lease GP	General Electric Capital Corporation	12/18/06	64413977	Leased equipment
Delaware-Secretary of State	Quebecor World Lease GP	General Electric Capital Corporation	12/18/06	64414009	Leased equipment
Delaware-Secretary of State	Quebecor World Lease GP	Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services Inc.	12/18/06	64414017	Leased equipment
Delaware-Secretary of State	Quebecor World Lease GP	Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services Inc.	12/18/06	64414025	Leased equipment
Delaware-Secretary of State	Quebecor World Lease GP	Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services Inc.	12/18/06	64414041	Leased equipment
Delaware-Secretary of State	Quebecor World Lease GP	Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services Inc.	12/18/06	64414058	Leased equipment
Delaware-Secretary of State	Quebecor World Lease GP	Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services Inc.	12/18/06	64414074	Leased equipment
Delaware-Secretary of State	Quebecor World Lease GP	Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services Inc.	12/18/06	64414082	Leased equipment

LOAN PARTY:  NOVINK (USA) CORP.

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware-Secretary of State	Quebecor World Lease GP	Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services Inc.	12/18/06	64414090	Leased equipment
Delaware-Secretary of State	Quebecor World Lease GP	Merrill Lynch Capital, a Division of Merrill Lynch Business Financial Services Inc.	12/18/06	64414116	Leased equipment
Delaware-Secretary of State	Quebecor World Lease GP	GATX Financial Corporation	12/18/06	64414124	Leased equipment
Delaware-Secretary of State	Quebecor World Lease GP	GATX Financial Corporation Hewlett-Packard Financial Services Company	9/27/07	2007 3646048	Leased equipment
Delaware-Secretary of State	Quebecor World Lease GP	AIG Commercial Equipment Finance, Inc.	1/17/08	2008 0222461	Leased equipment
Delaware-Secretary of State	Quebecor World Lease GP	AIG Commercial Equipment Finance, Inc.	1/17/08	2008 0222479	Leased equipment
Delaware-Secretary of State	Quebecor World Lincoln Inc.	U.S. Bank National Association	6/19/01	10551361	Leased equipment
Delaware-Secretary of State	Quebecor World Lincoln Inc.	Citicorp Vendor Finance, Inc.	10/1/03	32672916	Leased equipment
Delaware-Secretary of State	Quebecor World Lincoln Inc.	Eastman Kodak Company	12/21/06	64498176	Leased equipment
Lancaster County, Nebraska	Quebecor World Lincoln Inc.	U.S. Bank National Association	6/19/07	033438	Leased equipment
Delaware-Secretary of State	Quebecor World Olive Branch Inc.	Costco Wholesale Corporation	6/24/08	2008 2168761	Customer-owned paper inventory
Secretary of State-Mississippi	Quebecor World Olive Branch Inc.	Costco Wholesale Corporation	7/3/08	20080135748K	Customer-owned paper inventory

2

LOAN PARTY:  NOVINK (USA) CORP.

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
California-Secretary of State	Quebecor World (USA) Inc.	U.S. National Bank Association, as Owner Trustee	10/28/98	9803036056	Leased equipment
California-Secretary of State	Quebecor World (USA) Inc.	Man Roland Inc.	3/21/05	05-7020014291	Lien on purchased equipment
California-Secretary of State	Quebecor World (USA) Inc.	National City Commercial Capital Company, LLC	10/11/07	07-7132328932	Leased equipment
California-Secretary of State	Quebecor World (USA) Inc.	National City Commercial Capital Company, LLC	11/23/07	07-7137878503	Leased equipment
California-Secretary of State	Quebecor World (USA) Inc.	Costco Wholesale Corporation	6/25/00	08-7163010612	Customer-owned paper inventory
California-Secretary of State	Quebecor World (USA) Inc.	Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.	12/28/07	2007-0698714	Leased equipment
California-Secretary of State	Quebecor World (USA) Inc.	Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.	12/28/07	2007-068715	Leased equipment
California-Secretary of State	Quebecor World (USA) Inc.	Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.	12/28/07	2007-06716	Leased equipment
California-Secretary of State	Quebecor World (USA) Inc.	GATX Corporation	1/4/08	2008-0000608	Leased equipment .
California-Merced County	Quebecor World (USA) Inc.	U.S. National Bank Association, as Owner Trustee	10/30/98	39521	Leased equipment
Connecticut-Secretary of State	Quebecor World (USA) Inc.	Forsythe/McArthur Associates, Inc.	1/29/01	0002048529	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	AIG Commercial Equipment Finance, Inc.	12/18/06	64413936	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	NMHG Financial Services Inc.	7/31/02	22011470	Leased equipment

3

LOAN PARTY:  NOVINK (USA) CORP.

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware-Secretary of State	Quebecor World (USA) Inc.	NMHG Financial Services Inc.	3/21/03	30720188	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	U.S Bank National Association	3/31/03	30817802	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Banc of America Leasing & Capital LLC	4/19/04	41092644	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Canon Financial Services, Inc.	4/21/04	41118555	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Canon Financial Services, Inc.	4/23/04	41147232	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	IOS Capital	8/17/04	42353565	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	IOS Capital	8/17/04	42353581	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Micro Inks Corporation	10/21/04	42976183	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Axis Capital, Inc.	12/29/04	43668284	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Axis Capital, Inc.	3/9/05	50747437	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	IOS Capital	1/26/05	50309113	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	IOS Capital	1/26/05	50309154	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	IOS Capital	1/26/05	50309188	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	IOS Capital	1/26/05	50309238	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	IOS Capital	1/26/05	50309394	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Man Roland Inc.	3/21/05	50986209	Lien on purchased equipment

4

LOAN PARTY:  NOVINK (USA) CORP.

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware-Secretary of State	Quebecor World (USA) Inc.	Harold M. Pitman Company	6/24/05	52005826	Consigned goods and equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	U.S. Bank National Association	2/15/06	60562223	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Hewlett-Packard Financial Services Company	7/18/06	62488252	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Cisco Systems Capital Corporation	4/20/07	2007 1492395	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	IBM Credit LLC	5/30/07	2007 2017126	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Xerox Corporation	6/1/07	2007 2069200	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	IBM Credit LLC	6/22/07	2007 2381415	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Marlin Leasing Corp.	7/25/07	2007 2797222	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	General Electric Capital Corporation	11/2/07	2007 4172010	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Flint Group North America Corporation (Seller)	12/18/07	2007 4786470	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Flint Group North America Corporation (Seller)	12/18/07	2007 4791702	Consigned goods and equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.	12/26/07	2007 4862982	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.	12/26/07	2007 4863022	Leased equipment

5

LOAN PARTY:  NOVINK (USA) CORP.

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware-Secretary of State	Quebecor World (USA) Inc.	Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.	12/26/07	2007 4863055	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	GATX Corporation	1/2/08	2008 0010353	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Harold M. Pitman Company	1/11/08	2008 0141240	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Simon and Schuster	1/14/08	2008 0167062	Customer-owned equipment and inventory
Delaware-Secretary of State	Quebecor World (USA) Inc.	Dell Financial Services L.P.	1/24/08	2008 0300002	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc. Quebecor World Dubuque Inc.	OCE Financial Services, Inc.	5/15/08	2008 1694080	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	OCE North America, Inc.	5/30/08	2008 1856986	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Costco Wholesale Corporation	6/24/08	2008 2168746	Customer-owned paper inventory
Delaware-Secretary of State	Quebecor World (USA) Inc.	Eastman Kodak Company	8/14/08	2008 2783700	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	OCE North America, Inc.	8/18/08	2008 2805602	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Toyota Material Handling, U.S.A. Inc.	11/10/08	2008 3765235	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Horizon Paper Co., Inc.	12/12/08	2008 4139281	Customer-owned paper inventory
Delaware-Secretary of State	Quebecor World (USA) Inc.	Air Liquide Industrial U.S. LP	1/29/09	2009 0309903	Lien on carbon dioxide storage tank
Delaware-Secretary of State	Quebecor World (USA) Inc.	Toyota Material Handling, U.S.A. Inc.	3/24/09	2009 0937554	Leased equipment
Delaware-Secretary of State	Quebecor World (USA) Inc.	Eastman Kodak Company	4/2/09	2009 1053807	Leased equipment

6

LOAN PARTY:  NOVINK (USA) CORP.

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware-Secretary of State	Quebecor World (USA) Inc.	Eastman Kodak Company	5/19/09	2009 1583092	Leased equipment
Minnesota-Secretary of State	Quebecor World (USA) Inc.	US Bancorp	2/24/05	200515352421	Leased equipment
Minnesota-Secretary of State	Quebecor World (USA) Inc.	General Electric Capital Corporation	11/5/07	200718847571	Leased equipment
Minnesota-Secretary of State	Quebecor World (USA) Inc.	Costco Wholesale Corporation	6/25/08	200812301092	Customer-owned paper inventory
New York-Secretary of State	Quebecor World (USA) Inc.	Pitney Bowes Global Financial Services LLC	7/14/07	200706145583753	Leased equipment
New York-Secretary of State	Quebecor World (USA) Inc.	Simon and Schuster	1/18/08	200801180056674	Customer-owned equipment and inventory
Ohio-Secretary of State	Quebecor World (USA) Inc.	Costco Wholesale Corporation	6/25/08	OH00127798485	Customer-owned paper inventory
Tennessee-Secretary of State	Quebecor World (USA) Inc.	Sun Chemical Corporation	7/8/03	303035230	Supplier-owned equipment
Delaware-Secretary of State	Quebecor World Book Services LLC	Man Roland Inc.	3/11/05	50811753	Lien on purchased equipment.
Delaware-Secretary of State	Quebecor World Book Services LLC	Man Roland Inc.	3/21/05	50986175	Lien on purchased equipment.
Delaware-Secretary of State	Quebecor World Book Services LLC	U.S. Bank National Association	9/13/07	2007 3485462	Lien on purchased equipment.
Delaware-Secretary of State	Quebecor World Book Services LLC	Holtzbrinck Publishers, LLC and Affiliates	1/18/08	2008 0237840	Leased equipment/property
Kentucky-Secretary of State	Quebecor World Book Services LLC	Man Roland Inc.	3/14/05	2005-2074936-09	Lien on purchased equipment
Massachusetts-Secretary of State	Quebecor World Book Services LLC	Man Roland Inc.	3/21/05	200537515570	Lien on purchased equipment
Massachusetts-Bristol Northern District County Registry	Quebecor World Book Services LLC	U.S. Bank National Association	9/18/07	BK17066/PG161	Leased equipment

7

LOAN PARTY:  NOVINK (USA) CORP.

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware - Secretary of State	Novink (USA) Corp.	General Electric Capital Corporation			Leased equipment in connection with Amended and Restated1998 Lease

8

LOAN PARTY:  NOVINK (USA) LLC

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware-Secretary of State	Quebecor World Atglen Inc.	Toyota Motor Credit Corporation	4/10/07	2007 1341816	Leased equipment
Delaware-Secretary of State	Quebecor World Atglen Inc.	Eastman Kodak Company	12/14/07	2007 4731245	Leased equipment
Delaware-Secretary of State	Quebecor World Atglen Inc.	Hell Gravoure, GMBH & Co. KG	1/21/08	2008 0245231	Lien on purchased equipment
Delaware-Secretary of State	Quebecor World Atglen Inc.	Maschinenfabrik K. Walter GMBH & Co. KG	2/1/08	2008 0410314	Lien on purchased equipment
Delaware-Secretary of State	Quebecor World Atglen Inc.	Eastman Kodak Company	6/4/09	2009 1768701	Leased equipment
Kentucky-Secretary of State	Quebecor World Atglen Inc.	Levelift	5/2/05	2005-2087011-96	Leased equipment
Delaware-Secretary of State	Quebecor World Book Services LLC	Man Roland Inc.	3/11/05	50811753	Lien on purchased equipment
Delaware-Secretary of State	Quebecor World Book Services LLC	Citicapital Commercial Leasing Corporation	3/28/05	50936402	Leased equipment
Delaware-Secretary of State	Quebecor World Book Services LLC	Man Roland Inc.	3/21/05	50986715	Lien on purchased equipment
Delaware-Secretary of State	Quebecor World Book Services LLC	U.S. Bank National Association	9/13/07	2007 3485462	Leased equipment
Delaware-Secretary of State	Quebecor World Book Services LLC	Holtzbrinck Publishers, LLC and Affiliates	1/18/08	2008 0237840	Leased equipment/property
Kentucky-Secretary of State	Quebecor World Book Services LLC	Man Roland Inc.	3/14/05	2005-2074936-08 action 1	Lien on purchased equipment
Massachusetts-Secretary of the Commonwealth	Quebecor World Book Services LLC	Man Roland Inc.	3/21/05	200537515570	Lien on purchased equipment
Massachusetts-Bristol Northern District County Registry	Quebecor World Book Services LLC	U.S. Bank National Association	9/18/07	BK17066/PG161	Leased equipment
Iowa- County	Quebecor World Dubuque Inc.	Interstate Power and Light Company	8/11/07	2007-00013894	Leased equipment

9

LOAN PARTY:  NOVINK (USA) LLC

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Pennsylvania-Department of State Uniform Commercial Code Section	Quebecor Printing Hazelton Inc.	General Electric Capital Corporation	11/1/99	30891486	Leased equipment
Pennsylvania-Department of State Uniform Commercial Code Section	Quebecor World Hazelton Inc.	Enovation Graphic Systems Inc.	4/28/06	2006042804123	Leased equipment
Pennsylvania-Department of State Uniform Commercial Code Section	Quebecor World Hazelton Inc.	Advanced Equipment Sales	9/22/06	2006092203648	Leased equipment
Pennsylvania-Department of State Uniform Commercial Code Section	Quebecor World Hazelton Inc.	Hewlett-Packard Financial Services Company	9/28/07	2007092800874	Leased equipment
Pennsylvania-Luzerne County Recorder	Quebecor World Hazelton Inc.,	Hewlett-Packard Financial Services Company	10/4/07	BK3007/PG265740	Leased equipment
Ohio-Secretary of State	Quebecor World Johnson & Hardin Co.	CEF 2002, LLC	2/7/05	OH0086211645	Leased equipment
Ohio-Secretary of State	Quebecor World Johnson & Hardin Co.	Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.	1/2/07	OH00110447180	Leased equipment
Ohio-Secretary of State	Quebecor World Johnson & Hardin Co.	Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.	1/2/07	OH00110452141	Leased equipment

10

LOAN PARTY:  NOVINK (USA) LLC

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Ohio-Secretary of State	Quebecor World Johnson & Hardin Co.	Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.	3/28/07	OH00113323707	Leased equipment
Ohio-Secretary of State	Quebecor World Johnson & Hardin Co.	Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.	3/28/07	OH00113331350	Leased equipment
Ohio-Secretary of State	Quebecor World Johnson & Hardin Co.	General Electric Capital Corporation	11/2/07	OH00120772434	Leased equipment
Ohio-Warren County Recorder	Quebecor World Johnson & Hardin Co.	Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.	1/3/07	69872	Leased equipment
Ohio-Warren County Recorder	Quebecor World Johnson & Hardin Co.	Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.	3/29/07	69967	Leased equipment
Ohio-Warren County Recorder	Quebecor World Johnson & Hardin Co.	General Electric Capital Corporation, as Collateral Agent	11/26/07	70208	Leased equipment
Colorado-Secretary of State	Quebecor World Loveland Inc.	Toyota Motor Credit Corporation	3/8/05	2005F025864	Leased equipment
Colorado-Secretary of State	Quebecor Printing Loveland Inc.	Web Printing Controls Company, Inc.	1/18/08	2008F006384	Leased equipment
Delaware-Secretary of State	Quebecor World Loveland Inc.	Toyota Motor Credit Corporation	1/27/06	60334987	Leased equipment
Delaware-Secretary of State	Quebecor World Loveland Inc.	Toyota Motor Credit Corporation	3/6/06	60768788	Leased equipment
Delaware-Secretary of State	Quebecor World Loveland Inc.	Toyota Motor Credit Corporation	3/31/06	61089309	Leased equipment
Delaware-Secretary of State	Quebecor World Loveland Inc.	Toyota Motor Credit Corporation	8/10/06	62781706	Leased equipment

11

LOAN PARTY:  NOVINK (USA) LLC

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware-Secretary of State	Quebecor World Loveland Inc.	Toyota Motor Credit Corporation	11/3/06	63855269	Leased equipment
Delaware-Secretary of State	Quebecor World Loveland Inc.	Toyota Motor Credit Corporation	12/21/06	64486965	Leased equipment
Delaware-Secretary of State	Quebecor World Loveland Inc.	Toyota Motor Credit Corporation	12/21/06	64487211	Leased equipment
Delaware-Secretary of State	Quebecor World Loveland Inc.	Toyota Motor Credit Corporation	3/5/07	2007 0810977	Leased equipment
Delaware-Secretary of State	Quebecor World Loveland Inc.	Eastman Kodak Company	9/18/08	2008 3166426	Leased equipment
Michigan-Secretary of State	Quebecor World Pendell Inc.	CIT Communications Finance Corporation	7/13/05	2005124767-5	Leased equipment
Michigan-Secretary of State	Quebecor World Pendell Inc.	Crown Credit Company	7/27/07	2007118578-0	Leased equipment
Michigan-Secretary of State	Quebecor World Pendell Inc.	Eastman Kodak Company	11/14/08	2008175250-7	Leased equipment
Michigan-Secretary of State	Quebecor World Pendell Inc.	Eastman Kodak Company	11/14/08	2008175251-9	Leased equipment
Illinois-Secretary of State	Quebecor World Petty Printing Inc.	MBO Binder & Company of America, Inc.	7/28/04	008931658	Leased equipment
Illinois-Secretary of State	Quebecor World Petty Printing Inc.	Eastman Kodak Company	9/28/06	011383971	Leased equipment
Illinois-Secretary of State	Quebecor World Petty Printing Inc.	MBO Binder & Company of America, Inc.	9/29/06	011389201	Leased equipment
Illinois-Secretary of State	Quebecor World Petty Printing Inc.	MBO Binder & Company of America, Inc.	12/4/06	011584632	Leased equipment
Illinois-Secretary of State	Quebecor World Petty Printing Inc.	MBO Binder & Company of America, Inc.	7/13/07	012299907	Leased equipment
Illinois-Secretary of State	Quebecor World Petty Printing Inc.	MBO Binder & Company of America, Inc.	6/5/09	014354174	Leased equipment
Illinois-Secretary of State	Quebecor World Petty Printing Inc.	Nordson Corporation	6/10/09	014366504	Leased equipment

12

LOAN PARTY:  NOVINK (USA) LLC

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware-Secretary of State	QW Memphis Corp.	Man Roland Inc.	3/3/05	50689340	Lien on purchased equipment
Delaware-Secretary of State	QW Memphis Corp.	Man Roland Inc.	3/11/05	50811621	Lien on purchased equipment
Delaware-Secretary of State	QW Memphis Corp.	Man Roland Inc.	7/14/05	52243435	Lien on purchased equipment
Delaware-Secretary of State	QW Memphis Corp.	Man Roland Inc.	7/14/05	52243575	Lien on purchased equipment
Delaware-Secretary of State	QW Memphis Corp.	Man Roland Inc.	7/14/05	52243591	Lien on purchased equipment
Delaware-Secretary of State	QW Memphis Corp.	U.S. Bank National Association	9/13/07	2007 3485652	Leased equipment
Delaware-Secretary of State	QW Memphis Corp.	Motion Industries, Inc.	9/9/08	2008 3042692	Leased equipment/consignment
Delaware-Secretary of State	QW Memphis Corp.	People’s Capital and Leasing Corp.	3/3/09	2009 0782653	Leased equipment
Minnesota-Secretary of State	QW Memphis Corp.	Man Roland Inc.	7/18/05	200517295889	Lien on purchased equipment
Tennessee-Dyer County Register of Deeds	The Industrial Development Board of Dyer County, Tennessee	QW Memphis Corp.	3/8/07	bk639 pg911-917	Lien on equipment
Tennessee-Dyer County Register of Deeds	Novink (USA) LLC	U.S. Bank National Association, as Owner Trustee	9/25/07	bk657 pg 314-324	Lien on equipment
Tennessee-Dyer County Register of Deeds	Novink (USA) LLC	U.S. Bank National Association, as Owner Trustee	9/28/07	bk657 pg 823-833	Lien on equipment
Tennessee-Dyer County Register of Deeds	The Industrial Development Board of Dyer County, Tennessee	QW Memphis Corp.	1/30/09	bk692 pg 368-370	Lien on equipment

13

LOAN PARTY:  NOVINK (USA) LLC

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware - Secretary of State Massachusetts - Bristol County Tennessee - Dyer County	Novink (USA) LLC	General Electric Capital Corporation			Leased equipment in connection with Amended and Restated1998 Lease

14

LOAN PARTY:  NOVINK DALLAS, L.P.

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware-Secretary of State	Quebecor World Dallas, L.P.	Man Roland Inc.	3/21/05	50986225	Lien on purchased equipment
Texas-Secretary of State, Statutory Filings Division	Quebecor World Dallas, L.P.	Man Roland Inc.	3/21/05	05-0008643834	Lien on purchased equipment

15

LOAN PARTY:  NOVINK KINGSPORT LLC

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
California-Secretary of State	Quebecor World Kingsport Inc.	Harold M. Pitman Company	6/24/05	05-7031976513	Consigned goods and equipment

16

LOAN PARTY:  NOVINK LOGISTICS LLC

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware-Secretary of State	Quebecor World Logistics Inc.	Greater Bay Bank N.A.	11/11/04	43187152	Leased equipment
New Jersey-Department of Treasury Commercial Recording	Quebecor World Logistics Inc.	Cupertino National Bank c/o Greater Bay Capital	1/14/04	2215543-6	Leased equipment

17

LOAN PARTY:  NOVINK MT. MORRIS II LLC

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware-Secretary of State	Quebecor World Mount Morris II LLC	Hell Gravoure Systems, GMBH & Co. KG	1/21/08	2008 0246080	Lien on purchased equipment
Delaware-Secretary of State	Quebecor World Mount Morris II LLC	Hell Gravoure Systems, GMBH & Co. KG	1/21/08	2008 02461230	Lien on purchased equipment

18

LOAN PARTY:  NOVINK NEVADA II LLC

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware-Secretary of State	Quebecor World Nevada II LLC	Maschinenfabrik K. Walter GMBH & Co. KG	2/1/08	2008 0410223	Lien on purchased equipment

19

LOAN PARTY:  NOVINK NORTHEAST GRAPHICS CORP.

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Connecticut-Secretary of State	Quebecor World Northeast Graphics Inc.	Muller Martini Corp.	6/27/03	0002211872	Leased equipment

20

LOAN PARTY:  NOVINK PRINTING (USA) CORP.

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Secretary of State-Delaware	Quebecor World Printing (USA) Corp.	Goss International Americas, Inc.	7/21/05	52253939	Leased equipment
Secretary of State-Delaware	Quebecor World Printing (USA) Corp.	Victory Receivables Corporation	1/24/07	0311455	Leased equipment
Secretary of State-Delaware	Quebecor World Printing (USA) Corp.	Victory Receivables Corporation	1/24/07	2007 0311463	Leased equipment
Secretary of State-Delaware	Quebecor World Printing (USA) Corp.	GreatAmerica Leasing Corporation	5/29/07	2007 2009339	Leased equipment
Secretary of State-Delaware	Quebecor World Printing (USA) Corp.	Holtzbrinck Publishers, LLC and Affiliates	1/18/08	2008 0238467	Leased equipment/property
New York-Department of State	Quebecor World Buffalo Inc.	All Points Capital Corp	11/8/02	252996	Leased equipment
New York-Department of State	Quebecor World Buffalo Inc.	General Electric Capital Corporation, as Collateral Agent	11/2/07	200711026068253	Leased equipment
New York-Department of State	Quebecor World Buffalo Inc.	General Electric Capital Corporation, as Collateral Agent	11/2/07	200711026068265	Leased equipment
New York-Erie County	Quebecor World Buffalo Inc.	General Electric Capital Corporation, as Collateral Agent	12/7/07	BK186/PG 5299	Leased equipment
New York-Erie County	Quebecor World Buffalo Inc.	General Electric Capital Corporation, as Collateral Agent	12/7/07	BK186/PG 5305	Leased equipment
Massachusetts-Secretary of the Commonwealth, UCC Division	Quebecor World Eusey Press Inc.	Wells Fargo Equipment Finance, Inc.	6/8/04	200430476680	Leased equipment

21

LOAN PARTY:  NOVINK PRINTING (USA) CORP.

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Massachusetts-Secretary of the Commonwealth, UCC Division	Quebecor World Eusey Press Inc.	Muller Martini Corp.	3/4/05	200537075650	Leased equipment
Massachusetts-Secretary of the Commonwealth, UCC Division	Quebecor World Eusey Press Inc.	Harold M. Pitman Company	6/24/05	200540024670	Consigned goods and equipment
Massachusetts-Secretary of the Commonwealth, UCC Division	Quebecor World Eusey Press Inc.	DeBourke Company	10/3/08	200868744120	Leased equipment
Tennessee-Secretary	Quebecor World Mid-South Press Corporation	General Electric Capital Corporation	7/11/00	200-025687	Leased equipment
Tennessee-Davidson County Register of Deeds	Quebecor World Mid-South Press Corporation	General Electric Capital Corporation	8/3/00	200008030076941	Leased equipment
Tennessee-Davidson County Register of Deeds	Quebecor World Mid-South Press Corporation	People’s Capital Corporation	4/28/01	20010426-0042095	Lien on equipment
Tennessee- -Secretary of State and Davidson County Register of Deeds	Quebecor World Mid-South Press Corporation	People’s Capital Corporation	4/20/01	201-060717	Lien on equipment
Nevada-Secretary of State	Quebecor World Nevada, Inc.	Isom	1/30/07	2007003049-1	Leased equipment
Massachusetts-Quebecor World Retail Printing Corporation, UCC Division	Quebecor World Retail Printing Corporation	American Packaging Capital, Inc.	1/14/08	200862481210	Leased equipment

22

LOAN PARTY:  NOVINK PRINTING (USA) CORP.

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Massachusetts-Bristol Northern District County Registry	Quebecor World Retail Printing Corporation	U.S. Bancorp Equipment, Inc.	11/8/05	BK 15365 PG 190	Leased equipment
Massachusetts-Bristol Northern District County Registry	Quebecor World Retail Printing Corporation	Wells Fargo Equipment Finance, Inc. People’s Capital and Leasing Corp.	3/27/01	BK 9299 PG151	Lien on equipment
Iowa-Secretary of State	Quebecor World Waukee Inc.	Creo Americas, Inc.	11/9/04	P489554	Leased equipment
Iowa-Secretary of State	Quebecor World Waukee Inc.	Bankers Leasing Company	4/22/05	E674877	Leased equipment
Iowa-Secretary of State	Quebecor World Waukee Inc.	Bankers Leasing Company	4/22/05	E674879	Leased equipment

23

LOAN PARTY:  NOVINK PRINTING (USA) II CORP.

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware-Secretary of State	Quebecor World Fairfield Inc.	Oce Printing Systems USA, Inc.	7/3/03	31938623	Leased equipment
Delaware-Secretary of State	Quebecor World Fairfield Inc.	Man Roland Inc.	3/21/05	50986159	Lien on purchased equipment
Delaware-Secretary of State	Quebecor World Fairfield Inc.	Man Roland Inc.	7/14/05	52243682	Lien on purchased equipment
Pennsylvania-Department of State Uniform Commercial Code Section	Quebecor World Fairfield Inc.	Man Roland Inc.	3/21/05	2005032204545	Lien on purchased equipment
Pennsylvania-Department of State Uniform Commercial Code Section	Quebecor World Fairfield Inc.	Muller Martini Corporation	8/22/07	2007082203799	Lien on purchased equipment
Pennsylvania-Department of State Uniform Commercial Code Section	Quebecor World Fairfield Inc.	Muller Martini Corporation	9/28/07	2007092804339	Lien on purchased equipment
West Virginia-Secretary of State	Quebecor World Fairfield Inc.	Man Roland Inc.	6/23/09	200500730464	Lien on purchased equipment
Delaware-Secretary of State	Quebecor World KRI Inc.	AIG Commercial Equipment Finance, Inc.	12/18/06	64413944	Leased equipment
Delaware-Secretary of State	Quebecor World KRI Inc.	General Electric Capital Business Asset Funding Corporation	7/20/05	52233220	Leased equipment
Delaware-Secretary of State	Quebecor World KRI Inc.	General Electric Capital Business Asset Funding Corporation	7/20/05	52233238	Leased equipment

24

LOAN PARTY:  NOVINK PRINTING (USA) II CORP.

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Delaware-Secretary of State	Quebecor World KRI Inc.	U.S. Bank National Association	9/21/07	2007 3591681	Leased equipment
Delaware-Secretary of State	Quebecor World KRI Inc.	Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.	12/26/07	2007 4863063	Leased equipment
Delaware-Secretary of State	Quebecor World KRI Inc.	Holtzbrinck Publishers, LLC and Affiliates	1/8/08	2008 0238988	Leased equipment/property
Georgia-Columbia County Clerk of Superior Court	Quebecor World KRI Inc.	U.S. Bank National Association	9/18/07	BK6191/PG042	Leased equipment/property
Georgia-Columbia County Clerk of Superior Court	Quebecor World Lease GP Quebecor World KRI Inc.	AIG Commercial Equipment Finance, Inc.	1/22/08	BK6344/PG161	Lien on purchased equipment
Mississippi-Alcorn County	Quebecor World KRI Inc.	General Electric Capital Business Asset formerly known as Metlife Capital Corporation	7/29/05	200506288	Leased equipment
Mississippi-Alcorn County	Quebecor World KRI Inc.	U.S. Bank National Association	9/19/07	200706169	Leased equipment
Mississippi-Alcorn County	Quebecor World KRI Inc.	U.S. Bank National Association	10/2/07	200706470	Leased equipment
Mississippi-Alcorn County	Quebecor World KRI Inc.	Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.	12/27/07	200708258	Leased equipment

25

LOAN PARTY:  NOVINK PRINTING (USA) II CORP.

JURISDICTION	DEBTOR	SECURED PARTY	DATE FILED	FILE NO.	DESCRIPTION
Arkansas-Secretary of State	Quebecor World RAI Inc.	Man Roland Inc.	3/23/05	51271345937	Lien on purchased equipment
Arkansas-Secretary of State	Quebecor World RAI Inc.	Man Roland Inc.	7/18/05	51275067972	Lien on purchased equipment
Arkansas-Craighead County Western District	Quebecor World RAI Inc.	U.S. Bank National Association	9/17/07	47043	Leased equipment
Wisconsin-Secretary of State	Quebecor World RAI Inc.	Man Roland Inc.	3/21/05	050004103210	Lien on purchased equipment
Wisconsin-Secretary of State	Quebecor World RAI Inc.	Man Roland Inc.	7/15/05	050010503817	Lien on purchased equipment
Wisconsin-Secretary of State	Quebecor World RAI Inc.	U.S. Bank National Association	9/18/07	070012955628	Leased equipment
Wisconsin-Secretary of State	Quebecor World RAI Inc.	Holtzbrinck Publishers, LLC and affiliates	1/18/08	080001008110	Leased equipment/property
Arkansas-Craighead County Western District Delaware - Secretary of State Connecticut - Secretary of State Georgia -Columbia County	Novink Printing (USA) II Corp.	General Electric Capital Corporation			Leased equipment in connection with Amended and Restated1998 Lease

26

LOAN PARTY:  MULTIPLE

Security Interests granted to General Electric Capital Corporation and GE Canada Finance Holding Company, as collateral agent, under a certain General Security Agreement, dated July [20], 2009, by Novink (USA) Corp. and the other Loan Parties signatory thereto.

27

SCHEDULE 4.01(d)(i)

SUBSIDIARIES

Legend:

‘Y’: Yes
‘N’: No

*Note that as per the representation related to Schedule 4.01(d), the following table includes information regarding the Chief Executive Office, Type of Organization and Organization ID Number only for entities that will be Guarantors.

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*
Graphicor Transport Inc./Transport Graphicor Inc.	Y	100% of common shares held by World Color Press Inc.	Canada	999 de Maisonneuve Blvd West Suite 1100 Montreal, Quebec Canada H3A 3L4	Corporation; Federal	2380960

Web Press	N	100% of	British

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*
Graphics Ltd.		common shares held by World Color Press Inc.	Columbia

Quebecor World Mexico Holding S.A. de C.V.	N	1. 99.99% of Series A-1 shares held by QP Investments Ltd. 2. 100% of Series B-1 shares held by QP Investments Ltd. 3. 100% of Series C Preferred Shares held by Quebecor Printing Holding Company	Mexico

Graficias Monte Alban S.A. de C.V.	N	1. 99.99% of Series B — Class I shares held by	Mexico

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*
Quebecor World Mexico Holding S.A. 2. 100% of Series B — Class II shares held by Quebecor World Mexico Holding S.A. de C.V.

Quebecor World Mexico D.F. S.A. de C.V.	N	1. 99.99% of Series A-1 shares held by Quebecor World Mexico Holding, S.A. de C.V. 2. 100% of Series B-1 shares held by Quebecor World Mexico Holding S.A. de C.V.	Mexico

Grafiser S.A. de C.V.	N	1. 98% of Class I shares held by	Mexico

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*
Quebecor World Mexico Holding S.A. de C.V. 2. 2% of Class I shares held by QP Investments Ltd.

QP Investments Ltd.	N	100% of common shares held by World Color Press Inc.	British Virgin Islands

Quebecor Printing (BVI) Holdings Ltd.	N	100% of common shares held by QP Investments Ltd.	British Virgin Islands

QP (BVI) Ltd.	N	100% of common shares held by QP Investments Ltd.	British Virgin Islands

Quebecor World Buenos Aires S.A.	N	99.99% of common shares held by QP Investments Ltd.	Argentina

Quebecor World	N	1. 50% of	Argentina

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*
Pilar S.A.		common shares held by Quebecor World Spain 1 S.L. 2. 50% of common shares held by Quebecor World Spain 2 S.L.

QW (IBC) Ltd.	N	100% of common shares held by World Color Press Inc.	Barbados

Quebecor World Recife Ltda.	Y	1. 50% of quotas held by Quebecor World Spain 1 S.L. 2. 50% of quotas held by Quebecor World Spain 2 S.L.	Brazil	Quebecor World Latin America Maipu 939, 1st Floor Buenos Aires, Argentina C1006ACM	Sociedad Limitada	None

Quebecor Empreendimentos	Y	1. 99.99% of quotas held by	Brazil	Quebecor World Latin America	Sociedad Limitada	None

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*
Ltda.		Quebecor World Recife Ltda. 2. 0.01% of quotas held by Quebecor World Spain 1 S.L.		Maipu 939, 1st Floor Buenos Aires, Argentina C1006ACM

QWLA Participacoes S/C Ltda.	N	1. 50% of quotas held by Quebecor World Spain 1 S.L. 2. 50% of quotas held by Quebecor World Spain 2 S.L.	Brazil

Quebecor World Sao Paulo S.A.	N	1. 91% of common shares held by Quebecor World Recife Ltda. 2. 9% of common shares held by	Brazil

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*
Quebecor World Spain 1 S.L.

Quebecor Printing Chile Holding Limitada	N	1. 99.99% held by Quebecor Printing (BVI) Holdings Ltd. 2. 0.01% held by QP Investments Ltd.	Chile

Quebecor World Chile S.A.	N	50% of shares held by Quebecor Printing Chile Holding Limitada	Chile

QW Encuadernacion Limitada	N	50% of shares held by Quebecor Printing Chile Holding Limitada	Chile

Quebecor World Bogota S.A.	Y	1. 77.32% of common shares held by QP (BVI) Ltd.	Columbia	Quebecor World Latin America Maipu 939, 1st Floor Buenos Aires, Argentina C1006ACM	Sociedad Anonima	None

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*

2. 11.34% of common shares held by Quebecor World Spain 1, S.L.

3. 11.34% of common shares held by Quebecor World Spain 2, S.L.

4. 0.01% of common shares held by World Color Press Inc.

(Note: Percentages are approximate)

Quebecor World Peru S.A.	Y	99.99% of common shares held by QP Investments Ltd.	Peru	Quebecor World Latin America Maipu 939, 1st Floor Buenos Aires, Argentina C1006ACM	Sociedad Anonima	None

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*
Quebecor World Editores S.A.C.	N	99.99% held by Quebecor World Peru S.A.	Peru

Quebecor World S.A.	N	1. 99.99% of Class A common shares held by World Color Press Inc. 2. 0.01% of Class A common shares held by Graphicor Transport Inc. 3. 100% of Class B common shares held by World Color Press Inc.	Luxembourg

Quebecor World	N	1. 99.98% of	Luxembourg

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*
Insurance Holding S.A.		shares held by World Color Press Inc. 2. 0.02% of shares held by Graphicor Transport Inc.

Quebecor World Insurance, S.A.	N	1. 99.99% of shares held by Quebecor World Insurance Holding, S.A. 2. 0.01% of shares held by Graphicor Transport Inc. 3. 0.01% of shares held by World Color Press Inc. (Percentages are estimated)	Switzerland

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*
Quebecor World Spain 1, S.L.	Y	100% of participations are held by World Color Press Inc.	Spain	Calle Julián Camarillo 29, Madrid	Sociedad Unipersonal	None

Quebecor World Spain 2, S.L	Y	100% of participations are held by World Color Press Inc.	Spain	Calle Julián Camarillo 29, Madrid	Sociedad Unipersonal	None

Quebecor World (UK) Holdings Plc	N	1. 99.99% of ordinary shares are held by Quebecor World (Lux Branch) 2. 100% of preferred shares are held by Quebecor World (Lux Branch)	United Kingdom

Quebecor World Plc	N	99.99% of ordinary shares are held by Quebecor World (UK) Holdings Plc	United Kingdom

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*
Quebecor World a Islandi ehf	Y	100% of shares are held by World Color Press Inc.	Iceland	Storhofoa 21, 110 Reykjavik Iceland	Private Limited Company	None

QPI Financial Services	N	1. 99.99% of ordinary shares are held by World Color Press Inc. 2. 0.01% of ordinary shares are held by Graphicor Transport Inc.	Ireland

Novink (USA) Holding Company	Y	100% owned by World Color Press Inc.	DE	291 State Street North Haven, CT 06473	Corporation	3013813

Novink Real Estate Corp.	Y	100% owned by World Color Press Inc.	DE	291 State Street North Haven, CT 06473	Corporation	3145881

Novink	Y	100% owned by	RI	291 State Street	Corporation	000031922

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*
Providence Corp.		Novink (USA) Corp.		North Haven, CT 06473

Novink Federated Corp.	Y	100% owned by Novink (USA) Corp.	RI	291 State Street North Haven, CT 06473	Corporation	000005666

Novink Printing (USA) Corp.	Y	100% owned by Novink (USA) Corp.	DE	140 E. 42nd Street, New York, NY 10017	Corporation	2145064

Novink Nevada II LLC	Y	100% owned by Novink Printing (USA) Corp.	DE	291 State Street North Haven, CT 06473	Limited Liability Company	3334219

Novink Dallas L.P.	Y	1% owned by Novink Printing (USA) Corp. and 99% owned by Novink Nevada II LLC	DE	291 State Street North Haven, CT 06473	Limited Partnership	2691449

Novink Printing (USA) II Corp.	Y	100% owned by Novink (USA) Corp.	CT	291 State Street North Haven, CT 06473	Corporation	0025826

Novink Kingsport LLC	Y	100% owned by Novink Printing (USA) II Corp.	DE	291 State Street North Haven, CT 06473	Limited Liability Company	4705857

Novink Logistics	Y	100% owned by	DE	291 State Street	Limited Liability	4700553

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*
LLC		Novink (USA) Corp.		North Haven, CT 06473	Company

Novink Pawtucket Corp.	Y	100% owned by Novink (USA) Corp.	RI	291 State Street North Haven, CT 06473	Corporation	000098263

Novink (USA) LLC	Y	100% owned by Novink (USA) Corp.	DE	291 State Street North Haven, CT 06473	Limited Liability Company	4700552

Novink WCZ, LLC	Y	100% owned by Novink (USA) LLC	DE	2000 Arthur Avenue, Elk Grove Village, IL	Limited Liability Company	2972333

Novink Mt. Morris II LLC	Y	100% owned by Novink (USA) LLC	DE	291 State Street North Haven, CT 06473	Limited Liability Company	2691329

Novink Metroweb L.P.	Y	1% owned by Novink (USA) Corp. and 99% owned by Novink Metroweb Corp.	DE	291 State Street North Haven, CT 06473	Limited Partnership	3055042

Novink Metroweb Corp.	Y	100% owned by Novink (USA) LLC	DE	291 State Street North Haven, CT 06473	Corporation	4705860

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*
Novink Memphis II Corp.	Y	100% owned by Novink (USA) LLC	DE	291 State Street North Haven, CT 06473	Corporation	2691328

Novink Halliday Corp.	Y	100% owned by Novink Printing (USA) II Corp.	CA	291 State Street North Haven, CT 06473	Corporation	C0556844

Novink BCK Partnership	Y	75% owned by Novink (USA) Corp. and 25% owned by Novink BCK Corp.	DC	291 State Street North Haven, CT 06473	Partnership	None

Novink Lanman Corp.	Y	100% owned by Novink (USA) Corp.	DC	291 State Street North Haven, CT 06473	Corporation	812271

Novink BCK Corp.	Y	100% owned by Novink Lanman Corp.	DE	291 State Street North Haven, CT 06473	Corporation	4705862

Novink Capital II LLC	Y	100% owned by World Color Press Inc.	DE	291 State Street North Haven, CT 06473	Limited Liability Company	4473897

Novink Northeast Graphics Corp.	Y	100% owned by Novink (USA) Corp.	DE	291 State Street North Haven, CT 06473	Corporation	2148597

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*
Novink II LLC	Y	100% owned by Novink (USA) Corp.	DE	291 State Street North Haven, CT 06473	Limited Liability Company	4706519

Quebecor World Orlanda, L.C.	Y	99% owned by Novink Lanman Corp. and 1% owned by Quebecor World Lanman Lithotech Inc.	FL	291 State Street North Haven, CT 06473	Corporation	L93000000100

Quebecor World Lanman Lithotech Inc.	Y	100% owned by Novink Lanman Corp.	FL	291 State Street North Haven, CT 06473	Limited Liability Company	318375

Quebecor World Capital II GP	N	.01% owned by Novink Graphic LLC and 99.9 % owned by Novink Capital II LLC	DE

Novink Graphic LLC	N	50% owned by Novink Capital	DE

Subsidiary Name	Guarantor	Equity Interests by Borrowers & their Subsidiaries (Directly & Indirectly)	Jurisdiction	Chief Executive Office*	Type of Organization*	Organization ID Number*
II LLC and 50% owned by Graphicor Transport Inc. / Transport Graphicor Inc.

Quebecor World Lanman Dominion, Inc.	N	100% owned by Novink Lanman Corp.	VA

Image Technologies, Inc.	N	100% Novink Lanman Corp.	FL

SCHEDULE 4.01(d)(ii)

EXCLUDED SUBSIDIARIES

CANADA

•                  Web Press Graphics Ltd.

UNITED STATES

•                  Novink Graphic LLC

•                  Quebecor World Capital II GP

•                  Quebecor World Lanman Dominion, Inc.

•                  Image Technologies, Inc.

MEXICO

•                  Quebecor World Mexico Holding S.A. de C.V.

•                  Graficias Monte Alban S.A. de C.V.

•                  Quebecor World Mexico D.F. S.A. de C.V.

•                  Grafser S.A. de C.V.

BRITISH VIRGIN ISLANDS

•                  QP Investments Ltd.

•                  Quebecor Printing (BVI) Holdings Ltd.

•                  QP (BVI) Ltd.

ARGENTINA

•                  Quebecor World Buenos Aires S.A.

•                  Quebecor World Pilar S.A.

BARBADOS

•                  QW (IBC) Ltd.

BRAZIL

•                  QWLA Participacoes S/C Ltda.

•                  Quebecor World Sao Paulo S.A.

CHILE

•                  Quebecor Printing Chile Holding Limitada

•                  Quebecor World Chile S.A.

•                  Quebecor World Encuadernacion Ltda.

PERU

•                  QW Editores S.A.C.

LUXEMBOURG

•                  Quebecor World S.A.

•                  Quebecor World Insurance Holding S.A.

SWITZERLAND

•                  Quebecor World Insurance, S.A.

UNITED KINGDOM

•                  Quebecor World (UK) Holdings Plc

•                  Quebecor World Plc

IRELAND

•                  QPI Financial Services

SCHEDULE 4.01(f)

Necessary Third Party Approvals, Consents and Filings

(Filings)

1.             Filings with the United States Patent and Trademark Office to release filings and liens on IP Collateral with respect to the DIP Credit Facility that will be made on the Closing Date or in due course shortly thereafter within the time specified therefor in the Post-Closing Letter described in Section 5.01(vi) of the Credit Agreement.

2.             Release of mortgages and related liens and fixture filings relating to pledged owned and leased real property in the US with respect to the DIP Credit Facility that will be effectuated post-closing in connection with the related post-closing transactions contemplated by Section 5.01(v)(iii) within the time period specified therein.

SCHEDULE 4.01(k)

DISCLOSURES

None

SCHEDULE 4.01(o)

ENVIRONMENTAL MATTERS

None

SCHEDULE 4.01(q)

DEBT; SECURED DEBT; MATERIAL DEBT DOCUMENTS

Secured Debt

1)

Master Lease Agreement (approximately $53,000,000), dated as of November 30, 2006, between GE Business Financial Services, Inc. (successor to Banc of America Leasing & Capital, LLC ) and Quebecor World Lease GP.

2)

Amended and Restated Business Development Agreement (approximately $7,000,000), effective November 30, 1988, by, and among the West Virginia Economic Development Authority (statutory successor to the West Virginia Industrial and Trade Jobs Development Corporation), Quebecor World Fairfield Inc (successor-in-interest to Arcata Graphics Fairfield Inc and doing business in the State of West Virginia as Quebecor World Martinsburg) and Quebecor World Inc (successor to Arcata Graphics Company), as guarantor.

3)

Amended and Restated Lease Agreement (approximately $6,500,000) dated as of July 21, 2009 among Novink (USA) Corp. (formerly named Quebecor World Capital Corporation) and General Electric Capital Corporation, amending and restating, among other things, the Lease Agreement, dated as of July 1, 1998, between Quebecor World (USA) Inc. (formerly named World Color Press, Inc.) and U.S. Bank National Association (as successor to State Street Bank and Trust Company of Connecticut, National Association and State Street Bank and Trust Company of California, N.A.).

4)	Master Lease Agreement (approximately $11,000,000), dated as of April 30, 2008, between Banco de Chile and Quebecor World Chile S.A, as amended.

5)	Credit Agreement (approximately $2,280,000), dated June 12, 2003, between QP Investments and Investiones Escocia Ltd, as amended.

6)	Credit Agreement (approximately $6,000,000), dated August 11, 2008, between HSBC Colombia S.A and Quebecor World Bogota S.A.

Unsecured Debt

1)	Senior Subordinated Unsecured Notes dated as of July 21, 2009 among Novink (USA) Corp., as issuer, the Bank of New York Mellon, as trustee, and World Color Press Inc., as guarantor.

2)	Credit Agreement (approximately $2,000,000), dated March 3, 2009, between Banco de Chile and Quebecor World Chile S.A.

3)	Credit Agreement (approximately $1,325,000), dated March 20, 2009, between Banco Security and Quebecor World Chile S.A.

4)	Credit Agreement (approximately $8,000,000), dated January 9, 2009, between Banco de Credito Del Peru and Quebecor World Peru S.A.

5)	Credit Agreement (approximately $2,400,000), dated December 1, 2008, between HSBC Peru and Quebecor World Peru S.A.

6)

Credit Agreement (approximately $1,000,000), dated December 20, 2007, between Itau Unibanco Banco Multiplo S.A. (successor of Unibanco — União de Bancos Brasileiros S.A.) and Quebecor World Recife Ltda.

7)	Credit Agreement (approximately $2,000,000), dated December 27, 2007, between Itau Unibanco Banco Multiplo S.A. (successor of Banco Itau Holding Financeira S.A) and Quebecor World Recife Ltda.

8)	Credit Agreement (approximately $2,566,000), dated July 8, 2009, between Banco de Galicia and Quebecor World Pilar S.A.

9)	Credit Agreement (approximately $3,500,000), dated April 15, 2008, between Expocredit Colombia S.A and Quebecor World Bogota S.A.

10)	Irrevocable Standby Letter of Credit No TS-07004693 (CA$2,000,000) dated April 30, 2008 issued by Credit Suisse for the account of Quebecor World Inc., with Optrust Office Inc. as the beneficiary.

11)	Promissory Note dated July 21, 2009 issued by Novink II LLC to Novink (USA) Corp. in the principal amount of $991,000.

12)	Cash Management Note dated July 21, 2009 issued by World Color Press Inc. between and among its Canadian and U.S. Subsidiaries to one another.

13)	Promissory Note dated July 21, 2009 issued by Novink (USA) Holding Company to Quebecor World Capital II GP in the principal amount of $1,300,000.

14)	Senior Subordinated Guaranteed Note dated July 21, 2009 issued by Novink (USA) Corp., Novink (USA) LLC, Novink Printing (USA) Corp. and Novink Printing (USA) II Corp. to Quebecor World A Islandi EHF.

15)	Promissory Note dated August 7, 2008 issued by Quebecor World Inc. (now named World Color Press Inc.) to Quebecor World Bogota SA in the principal amount of $8,000,000.

16)	Promissory Note dated June 18, 2009 issued by Quebecor World Inc. (now named World Color Press Inc.) to QW Mexico S.A. in the principal amount of $4,000,000.

17)	Promissory Note dated June 18, 2009 issued by Quebecor World Inc. (now named World Color Press Inc.) to QW Mexico S.A. in the principal amount of $6,300,000.

18)	Promissory Note dated June 18, 2009 issued by Quebecor World Inc. (now named World Color Press Inc.) to QW Mexico S.A. in the principal amount of $2,500,000.

19)	Promissory Note dated June 18, 2009 issued by Quebecor World Inc. (now named World Color Press Inc.) to Graficas Monte Alban S.A. de C.V. in the principal amount of $4,000,000.

20)	Promissory Note dated June 18, 2009 issued by Quebecor World Inc. (now named World Color Press Inc.) to Graficas Monte Alban S.A. de C.V. in the principal amount of $1,000,000.

21)	Promissory Note dated November 26, 2007 issued by Quebecor World Inc. (now named World Color Press Inc.) to Quebecor World Sao Paulo S.A. in the principal amount of $4,500,000.

SCHEDULE 4.01 (v)

PENSION AND BENEFIT PLANS

1.               Pension Plan for Non-Unionized Employees of World Color Press Inc.

2.               Pension Plan for the Unionized Employees of World Color Press Inc.

3.               Régime Complémentaire de Retraite des Employés Assujettis de World Color Press Inc.

4.               Canadian Restoration Plan for the Non-Unionized Employees of World Color Press Inc.

5.               Canadian Supplemental Executive Retirement Plans (SERP)

6.               Canadian Post-Retirement Benefit Plans (OPRB)

The total unfunded liability on a solvency basis for the three registered pension plans (items 1, 2 & 3 above) does not exceed $76 million in the aggregate.  World Color Press Inc.’s obligations relating thereto shall comply in all respects with Section 5.02(t) of the Credit Agreement.

The total unfunded liability on an accounting basis for the Restoration, SERP and OPRB plans (items 4, 5 & 6 above) does not exceed $34 million in the aggregate.  As per the Reorganization Plan, the SERP and Restoration plan retirees and deferred vested members will now have 15% reduction and a $100,000 annual cap.  World Color Press Inc.’s obligations relating thereto shall comply in all respects with Section 5.02(t) of the Credit Agreement.

SCHEDULE 4.01 (w)

LABOR MATTERS

(COLLECTIVE BARGAINING AND EMPLOYMENT AGREEMENTS)

Employment Agreements:

1.               Employment Agreement dated December 11, 2008 and letter Agreement dated April 2, 2009, between Mr. Kevin Clarke and Quebecor World (USA) Inc.

2.               Employment Agreement dated December 17, 2008 and letter Agreement dated March 29, 2009, between Mr. Brian Freschi and Quebecor World (USA) Inc.

3.               Employment Agreements dated December 17, 2008 and January 7, 2009 and letter Agreement dated April 2, 2009, between Mr. William J. Glass and Quebecor World (USA) Inc.

4.               Employment Agreement dated December 17, 2008 and letter Agreement dated April 2, 2009, between Mr. Ben Schwartz and Quebecor World Inc.

5.               Employment Agreement dated October 16, 2008 and letter Agreement dated April 2, 2009, between Ms. Jo-Ann Longworth and Quebecor World Inc.

6.               Employment Agreement dated December 16, 2007 and letter Agreement dated April 17, 2009, between Mr. Jacques Mallette and Quebecor World Inc.

Collective Bargaining:

U.S. Plants:

				NUMBER OF
LOCATION	BARGAINING UNIT	UNION	EXPIRATION DATE	Union Employees

BOOK & DIRECTORY - 1,283 employees, 12 collective agreements			(Lisa Bennett Group VPHR)

Buffalo	Bindery	GCC 17-B	2011-12-31	299
	Bldg. Maint.	IAM 330	2011-12-31	9
	Cylinder	GCC 76	2011-12-31	15
	Electrical	IBEW 41	2011-12-31	9
	Mechanical	IAM 330	2011-12-31	15
	Paper Handlers	GCC 26	2011-12-31	39
	Press	GCC 27	2011-12-31	155
	QDS	GCC 17-B	2011-12-31	9

Waukee	Press, Pre-Press, Shipping and Receiving	GCC 518M	2014-01-10	77
	Bindery	GCC 157M	2014-01-23	36

Hazleton	P & M	GCC 735S	2011-04-30	271

Versailles	P & M	GCC 826C	2010-11-05	349

DIRECT - 69 employees, 2 collective agreements (Gregg Gavin Group VPHR)

Atlanta-Direct	Press	GCC 8M	2009-07-31	56
	M.H. & Maint.	GCC 527S	2013-11-18	13

MAGAZINE - 670 employees, 1 collective agreement (Lisa Bennett Group VPHR)

Clarksville	P & M	GCC 290M	2012-05-31	670

RETAIL/CATALOG — 1,679 employees, 8 collective agreements (Gregg Gavin Group VPHR)

Atglen	P & M	Teamster # 312	6/15/2009*	210
Dickson	P & M	GCC 694M	2013-06-09	213
Fernley	Press/Pre-Press/Materials/ Maintenance	ICC/IBT 715C	2009-11-30	178
Jonesboro	P & M	GCC 527 M	2012-11-05	549
Mt. Morris	Press / Stockroom	BPA	2012-05-31	251
	Bindery	GCC 658	2012-05-31	247
	Photo Engravers	GCC 91P	2012-05-31	22
	Machinist	IAM 101	2012-05-31	9
TOTAL 11				3701

* Working under terms of expired agreement.

Canada Plants:

LOCATION	BARGAINING UNIT	UNION	EXPIRATION DATE	NUMBER UNION EMPLOYEES	NUMBER NON-UNION EMPLOYEES

CANADA: - 1,164 employees, 14 collective agreements (Richard Cuddihy, Group VPHR)

Dartmouth

	Plant	CEP 506G Halifax	17/05/2013	58	18
Edmonton	Plant	CEP 255G	15/05/2012	259	81

Islington

	Maintenance	GCIU #100G	31/12/2006	2	0
QNM Studio	Photographers

CEP #591G

			31/12/2006	5	88

Richmond Hill

	Press/Pre-Press	CEP #100G	30/04/2013	121	61*

Web Press

	Plant	CEP #525G	30/04/2014	85	9
Joncas Postexperts	Distribution Mailing	GCC/IBT Local 555	31/03/2012	175	17
LaSalle	Plant	GCC/IBT Local 41-M	31/12/2012	184	36

Montreal	Press	GCC/IBT Local 555	31/12/2012	172	92
	Bindery	GCC/IBT Local 555	31/12/2011	40
	Specialty	CSN	31/12/2009	148

St. Jean	Press	GCC/IBT Local 555	31/12/2011	160	51
	Bindery	GCC/IBT Local 555	30/04/2013	105

St. Romuald

	Plant	GCC/IBT Local 555	31/12/2010	180	21

TOTAL :		14		1697	474

*includes Ontario sales force

Latin America Plants:

FACILITY	Labor Collective Agreement	NON-EXEMPT (they made a formal choice & pay voluntarily a contribution to the Union)	UNIONS	Company Collective Agreement (CA)
Santiago (Chile)	No	Yes (1% of base salary for all three unions)	Yes Union 1 since 1987 (Press) Affiliated to Union Network Union 2 since 1992 (Prepress) Affiliated to FEATRAMCO	Yes
Santiago (Chile)	No	Yes (1% of base salary for all three unions)	Union 3 Since 2004 (Bindery) Affiliated to Union Network	Yes
Pilar (Argentina)	Yes. (Provincial agreement)	No	No	No
Lima (Peru)	Yes	Yes (Established in Sept 2006)	Yes (Established in Sept 2006)	Yes
Bogota (Colombia)	No	No	No	Yes
Mexico DF (Mexico)	No	Yes (1.5% of base salary)	Yes (Sindicato de Trabajadores del plástico, Papel, Cartón y artes gráficas del Estado de México)	Yes
Queretaro (Mexico)	No	Yes (1.75% of base salary)	Yes (Sindicato Unico de Trabajadores de Gráficas Monte Albán) C.T.M.	Yes
Recife (Brazil)	Yes (Provincial agreement) (Between the owners/representatives of the printing companies and regional Labor Union)	Yes (1.5% of base salary) In addition to the above, all employees are obliged to pay the equivalent of one day’s salary to the provincial union.	Yes (since March 15 2006)	Yes (same as Regional)

FACILITY	TOTAL HEADCOUNT As at May 2009	NON-EXEMPT (they made a formal choice & pay voluntarily a contribution to the Union)	Scope	%	Negotiation period
Santiago (Chile)	290	195 (193/2)	Production	67%	Union 1: every 4 yrs (last was on May 2009) Union 2: every 4 yrs (last was on May 2006)
Santiago (Chile)	84	48	Bindery	57%	Union 3: every 3 yrs (last was on Dec 2007)
Pilar (Argentina)	263	0	n/a	0%	n/a
Lima (Peru)	642	172	Production	27%	Signed in 2008 (4 yr contract) (07/2008-06/2012)
Bogota (Colombia)	330	330 (They are all governed by the Company Collective Agreement. No contributions are applicable as no union exists)	All	100%	Every 2 years (last was completed in January 2008)
Mexico DF (Mexico)	311	162	Press, Bindery, Material Handling	52%	Once in a year (February of each year)
Queretaro (Mexico)	183	92	Press, Bindery, Material Handling	50%	Once in a year (February of each year)
Recife (Brazil)	253	65	Mainly bindery	26%	Once in a year (October of each year)
Total	2,356	1,064		45%

SCHEDULE 4.01(y)

FILING LOCATIONS

Personal Property Registry of Province of Nova Scotia

Quebec Register of Personal and Movable Property Rights

Personal Property Registry of Ontario

Personal Property Registry of Alberta

Personal Property Registry of British Columbia

SCHEDULE 4.01(aa)

CANADIAN OWNED AND LEASED PROPERTIES; UNITED STATES OWNED AND LEASED PROPERTIES

None

SCHEDULE 5.02(b)

PRE-EXISTING DEBT

1)            Master Lease Agreement (approximately $53,000,000), dated as of November 30, 2006, between GE Business Financial Services, Inc. (successor to Banc of America Leasing & Capital, LLC ) and Quebecor World Lease GP.

2)            Amended and Restated Business Development Agreement (approximately $7,000,000), effective November 30, 1988, by, and among the West Virginia Economic Development Authority (statutory successor to the West Virginia Industrial and Trade Jobs Development Corporation), Quebecor World Fairfield Inc (successor-in-interest to Arcata Graphics Fairfield Inc and doing business in the State of West Virginia as Quebecor World Martinsburg) and Quebecor World Inc (successor to Arcata Graphics Company), as guarantor.

3)            Amended and Restated Lease Agreement (approximately $6,500,000) dated as of July 21, 2009 among Novink (USA) Corp. (formerly named Quebecor World Capital Corporation) and General Electric Capital Corporation, amending and restating, among other things, the Lease Agreement, dated as of July 1, 1998, between Quebecor World (USA) Inc. (formerly named World Color Press, Inc.) and U.S. Bank National Association (as successor to State Street Bank and Trust Company of Connecticut, National Association and State Street Bank and Trust Company of California, N.A.).

4)            Lease Agreement (approximately $32,000), dated October, 22, 1999, between General Electric Capital Corporation and Quebecor World Hazelton Inc, as amended.

5)            Promissory Note (approximately $535,566.55), dated as of September 21, 2000, issued by Quebecor World Mid-South Corporation to General Electric Capital Corporation.

6)            Lease Agreement (approximately $7,000), dated December 16, 1991, between Quebecor World Hazelton Inc. (successor of North American Directory Corporation II), Greater Hazleton Community Area new Development Organization Inc, and Credit Suisse Canada, as Trustee.

7)            Master Lease Agreement (approximately $11,000,000), dated as of April 30, 2008, between Banco de Chile and Quebecor World Chile S.A, as amended.

8)            Credit Agreement (approximately $2,280,000), dated June 12, 2003, between QP Investments and Investiones Escocia Ltd, as amended.

9)            Credit Agreement (approximately $6,000,000), dated August 11, 2008, between HSBC Colombia S.A and Quebecor World Bogota S.A.

10)      Credit Agreement (approximately $2,000,000), dated March 3, 2009, between Banco de Chile and Quebecor World Chile S.A.

11)      Credit Agreement (approximately $1,325,000), dated March 20, 2009, between Banco Security and Quebecor World Chile S.A.

12)      Credit Agreement (approximately $8,000,000), dated January 9, 2009, between Banco de Credito Del Peru and Quebecor World Peru S.A.

13)      Credit Agreement (approximately $2,400,000), dated December 1, 2008, between HSBC Peru and Quebecor World Peru S.A.

14)      Credit Agreement (approximately $1,000,000), dated December 20, 2007, between Itau Unibanco Banco Multiplo S.A. (successor of Unibanco — União de Bancos Brasileiros S.A.) and Quebecor World Recife Ltda.

15)      Credit Agreement (approximately $2,000,000), dated December 27, 2007, between Itau Unibanco Banco Multiplo S.A. (successor of Banco Itau Holding Financeira S.A.) and Quebecor World Recife Ltda.

16)      Credit Agreement (approximately $2,566,000), dated July 8, 2009, between Banco de Galicia and Quebecor World Pilar S.A.

17)      Credit Agreement (approximately $3,500,000), dated April 15, 2008, between Expocredit Colombia S.A and Quebecor World Bogota S.A.

18)      Irrevocable Standby Letter of Credit No TS-07004693 (CA$2,000,000) dated April 30, 2008 issued by Credit Suisse for the account of Quebecor World Inc., with Optrust Office Inc. as the beneficiary.

19)      Irrevocable Standby Letter of Credit No TS-07004607 (CA$150,000) dated May 2, 2008 issued by Credit Suisse for the account of Quebecor World Inc., with PHH Vehicle Management Services Inc. as the beneficiary.

SCHEDULE 5.02(e)

AFFILIATE SUBORDINATION TERMS

All intercompany loans and advances shall contain the following terms:

Each of the Parent and each of its Subsidiaries (collectively, the “Subordinated Affiliates” and each a “Subordinated Affiliate”) hereby subordinates any and all debts, liabilities and other Obligations owed to such Subordinated Affiliate by any of the Parent or any of its Subsidiaries (the “Subordinated Obligations”) to the Guaranteed Obligations to the extent and in the manner hereinafter set forth in this Schedule 5.02(e):

(a)           Prohibited Payments, Etc.  Except during the continuance of an Event of Default, each Subordinated Affiliate may receive payments from any other Subordinated Affiliate on account of the Subordinated Obligations to the extent permitted under the Credit Agreement.  After the occurrence and during the continuance of any Event of Default, however, unless the Required Lenders otherwise agree, whether or not notice thereof has been given to such Subordinated Affiliate, no Subordinated Affiliate shall demand, accept or take any action to collect any payment on account of the Subordinated Obligations including the commencement of a proceeding under any Debtor Relief Law or submitting or voting any claim in connection with any such proceeding.

(b)           Prior Payment of Guaranteed Obligations. In any proceeding under any Debtor Relief Law relating to any Subordinated Affiliate, each Subordinated Affiliate agrees that the Lenders shall be entitled to receive payment in full in cash of all Guaranteed Obligations (including all interest and expenses accruing after the commencement of a proceeding under such Debtor Relief Law, whether or not constituting an allowed claim or otherwise in such proceeding (“Post-Petition Interest”)) before such Subordinated Affiliate receives payment of any Subordinated Obligations.

(c)           Turn-Over.  After the occurrence and during the continuance of any Event of Default, each Subordinated Affiliate shall, if the Primary Agent so requests, collect, enforce and receive payments on account of the Subordinated Obligations (whether pursuant to a proceeding under any Debtor Relief Law or otherwise) as trustee and mandatary for the Lenders and deliver such payments to the Primary Agent on account of the Guaranteed Obligations (including all Post-Petition Interest), together with any necessary endorsements or other instruments of transfer, but without reducing or affecting in any manner the liability of any Guarantor under the other provisions of Article VIII, the Subsidiary Guaranty.

(d)           Primary Agent Authorization.  After the occurrence and during the continuance of any Event of Default, the Primary Agent is authorized and empowered (but without any obligation to so do), in its discretion, (i) in the name of each Subordinated Affiliate, to collect and enforce, and to submit and vote claims in respect of, the Subordinated Obligations and to apply any amounts received thereon to the Guaranteed Obligations (including any and all Post-Petition Interest), and (ii) to require

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each Subordinated Affiliate (A) to collect and enforce, and to submit and vote claims in respect of, the Subordinated Obligations in a manner directed by the Primary Agent and (B) to pay any amounts received on such obligations to the Primary Agent for application to the Guaranteed Obligations (including any and all Post-Petition Interest).

(e)           Standstill. So long as any Advance shall remain unpaid or any Lender shall have a Commitment hereunder, no Subordinated Affiliate shall take any enforcement action under or in respect of the Subordinated Obligations with respect to all or any part of the Collateral or against the Borrowers or any other Subordinated Affiliate without prior written notice to and the written consent of the Required Lenders, which consent may be given or withheld by the Required Lenders in their sole discretion.

(f)            Further Assurances. Each Subordinated Affiliate will further mark its books of account in such a manner as shall be effective to give proper notice of the effect of the subordination provisions herein and will, in the case of the Subordinated Obligations which are not evidenced by any instrument, upon the request of the Primary Agent and cause such Subordinated Obligation to be evidenced by an appropriate instrument.  Each Subordinated Affiliate will, at its expense and at any time and from time to time, promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the Primary Agent may request, in order to protect any right or interest granted or purported to be granted hereby or to enable the Co-Administrative Agents or Co-Collateral Agents or any Lender to exercise and enforce its rights and remedies under the Term Facility Credit Agreement.

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SCHEDULE 5.02(f)

EXISTING INVESTMENTS

None

SCHEDULE 5.02(f)(H)

ICELAND LOAN FACILITY

Maximum Aggregate Principal Amount:	$382,000,000

Initial Borrowers:	Novink (USA) Corp.
(other Loan Parties may	Novink (USA) LLC
be added as Borrowers)	Novink Printing (USA) Corp.
Novink Printing (USA) II Corp.

Lender:	Quebecor World a Islandi ehf

Interest Rate:	13%

Facility:	Revolving loan facility under which amounts may be borrowed, repaid and re-borrowed from time to time.

Maturity:	July 15, 2016

SCHEDULE 5.02 (g)

SCHEDULED ASSET DISPOSITIONS

[Redaction of particulars regarding scheduled disposition of specific assets and the approximate proceeds therefrom due to commercially sensitive nature]

SCHEDULE 5.02(o)

SALE AND LEASE BACK

1)            Amended and Restated Lease Agreement dated as of July 21, 2009 among Novink (USA) Corp. (formerly named Quebecor World Capital Corporation) and General Electric Capital Corporation, amending and restating, among other things, the Lease Agreement, dated as of July 1, 1998, between Quebecor World (USA) Inc. (formerly named World Color Press, Inc.) and U.S. Bank National Association (as successor to State Street Bank and Trust Company of Connecticut, National Association and State Street Bank and Trust Company of California, N.A.).

2)            Master Lease Agreement, dated as of November 30, 2006, between GE Business Financial Services, Inc. (successor to Banc of America Leasing & Capital, LLC) and Quebecor World Lease GP.

3)            Lease Agreement, dated October, 22, 1999, between General Electric Capital Corporation and Quebecor World Hazelton Inc, as amended.

4)            Lease Agreement, dated December 18, 2000, between Quebecor World (USA) Inc. and NMHG Financial Services, Inc. and all related equipment schedules.

5)            Memorandum of Agreement of Lease, dated March 23, 2007 by and between 6730558 Canada Inc. and Quebecor World Inc.

6)            Memorandum of Agreement of Lease, dated March 23, 2007 by and between 6730574 Canada Inc. and Quebecor World Inc.

7)            Master Industrial Development Lease Agreement, dated as of December 31, 2006, by and between The Industrial Development Board of the Town of Covington, Tennessee and QW Memphis Corp.

8)            Lease Agreement dated as of December 31, 2006 by and between The Clarksville-Montgomery County Industrial Development Board and QW Memphis Corp.

9)            Amended and Restated Consolidated Master Industrial Development Lease Agreement, dated as of December 31, 2006, by and between The Industrial Development Board of Dyer County, Tennessee and QW Memphis Corp.

10)      Amended and Restated Business Development Agreement, effective November 30, 1988, by, and among the West Virginia Economic Development Authority (statutory successor to the West Virginia Industrial and Trade Jobs Development Corporation), Quebecor World Fairfield Inc (successor-in-interest to Arcata Graphics Fairfield and doing business in the State of West Virginia as Quebecor

World Martinsburg) and Quebecor World Inc (successor to Arcata Graphics Company),as guarantor